EVOKE DELIVER INSPIRE COLLABORATE SUSTAIN EVOLVE DESIGN ENHANCE LEAD INNOVATE PERFORM ENVISION ACHIEVE CREATE TRANSFORM GROW CONNECT ENGAGE SUPPORT ELEVATE A NNUA L REP ORT 2018

TABLE OF CONTENTS 3 Message from the Chair 4 About Stantec 5 Message from the CEO 6 Business Model 7 Client and Industry Positioning 8 2018 Financial Highlights 9 2018 Financial Summary 10 Sustainability M-1 Management’s Discussion and Analysis F-1 Consolidated Financial Statements 2 2018 STANTEC ANNUAL REPORT

A228 Leybourne and West Malling Bypass West Malling, Kent, United Kingdom MESSAGE FROM THE CHAIR For Stantec, 2018 was a year shaped by change. Changing client expectations, changing markets, and a changing world. We also experienced change in leadership. We welcomed Gord Johnston to the CEO role, we announced CFO Dan Lefaivre’s retirement, planned for the end of 2018, and we introduced Theresa Jang as our incoming CFO. On behalf of the board, I thank Dan for his many contributions, and I welcome Theresa. Through all of this change, our Company navigated well. Among our successes in 2018 is the great progress we made in globalizing our Company. We successfully achieved operational efficiencies. We expanded our global footprint. And we marked the return to our pure design focus. All of this sets the stage for continued growth and improved profitability. On a solid foundation, Stantec will pursue its business goal of being a top-tier global design and delivery firm that is recognized for its creative, technology-forward, and collaborative approach. And of course, our Company will pursue this goal with excellence and integrity and with community in mind. Aram H. Keith Chair Stantec Board of Directors STANTEC INC. 3

ABOUT STANTEC 22,000 Employees 400 Locations 6 Continents Employees by Geography 8,000 Canada 9,000 United States 5,000 Global WE DESIGN PROJECTS ON A PERSONAL LEVEL AND ADVANCE THE QUALITY OF LIFE ACROSS THE GLOBE. Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind. We care about the communities we serve—because they’re our communities too. We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe. Our Purpose Creating communities Our Promise Design with community in mind Our Values We put people first. We do what is right. We are better together. We are driven to achieve. 4 2018 STANTEC ANNUAL REPORT

MESSAGE FROM THE CEO Our Progress in 2018 Looking back on 2018, my first year as CEO, I am pleased by all that our Company has accomplished. I started the year with four goals in mind: to grow organically, reinvigorate our strategic acquisitions, improve cost efficiencies, and conduct a strategic review of our Construction Services business. We made significant progress on these goals. We saw organic net revenue growth every quarter of 2018, for an average annual rate of 3.3% for Consulting Services. We completed seven strategic acquisitions—four in North America, two in the United Kingdom, and one in New Zealand. Plus, we reduced our administrative and marketing expenses as a percentage of net revenue. While we are proud of what we achieved in 2018, these goals are entrenched in our ongoing focus. During the year, we completed our strategic review of Construction Services, culminating in the November 2018 divestiture and restoring Stantec to a pure-play consulting services business. Our Strategy for 2019 Stantec steps into 2019 determined to deliver shareholder value while providing solutions to challenges facing our clients—and the world. Along coastlines, we help communities build resiliency in the face of rising sea levels. In growing urban centers, we use technology to relieve pressure on infrastructure. As many parts of the world shift to a lower carbon future, we help clients adapt and advance across areas of innovation and disruption as they position themselves in this new energy reality. And in the face of changing societal needs, we offer solutions for reinvigorating existing infrastructure. Key to capturing these growth opportunities is our ability to keep pace with technology—internally and in the services we offer. Our team of engaged and inspired global experts wins and delivers projects that will better our world. With innovation and excellence, we will deliver solutions, value, and a client experience only Stantec can offer. I look forward to all we will accomplish, and I thank our clients, employees, and shareholders for their confidence in our Company. Gord Johnston Stantec President and CEO STANTEC INC. 5

BUSINESS MODEL 2018 Gross Revenue Reportable Segments* 54% United States 30% Canada 16% Global Business Operating Units* 27% Infrastructure 22% Buildings 21% Water 16% Environmental Services 14% Energy & Resources *Percent of Consulting Services gross revenue Our business model is a key part of our strategy. Our integrated approach brings together diverse perspectives with a common purpose: creating communities. With a focus on design, we offer specialized services to diverse geographic regions. This approach provides agility and cross-selling opportunities, lowers risk, and offers higher margin profiles. We provide services across the project life cycle, and at any given time, we’re working on tens of thousands of projects for thousands of clients in hundreds of communities. But design is at the heart of it all— whether we’re doing front-end engineering for a pumped storage project or creating an inviting and invigorating healthcare space. Project Life Cycle Planning Design Construction and Commissioning Other 2018 STANTEC ANNUAL REPORT

CLIENT AND INDUSTRY POSITIONING IN 2018, WE WERE THE NUMBER 3 DESIGN FIRM IN NORTH AMERICA AND THE NUMBER 10 DESIGN FIRM IN THE WORLD.* Local relationships. Global experts. From our 400 office locations, we cultivate client relationships. From our pool of global experts, we create, design, and innovate. We strive to reach beyond the client–service provider relationship to become partners with our clients. We work together to identify and understand the challenges facing our clients’ businesses and to offer solutions clients won’t find anywhere else. 2018 Gross Revenue by Client Type 61% Private 39% Public *Sources: Engineering News-Record and internal analyses STANTEC INC. 7

2018 FINANCIAL HIGHLIGHTS

Gross Revenue and Net Revenue millions (C$)

$6000
$4000
$2000
$0
14
15
16
17
18
Gross revenue
Net revenue

Adjusted Diluted EPS from Continuing Operations (C$)

$2.0
$1.5
$1.0
$0.5
$0.0
14
15
16
17
18
Adjusted diluted EPS
Diluted EPS

Adjusted EBITDA from Continuing Operations millions (C$)

$400
$300
$200
$100
$0
14
15
16
17
18
Adjusted EBITDA

Administrative and Marketing Expenses as a % of Net Revenue

50%
45%
40%
35%
30%
14
15
16
17
18
Administrative marketing expenses

Adjusted Net Income from Continuing Operations millions (C$)

$250
$200
$150
$100
$50
$0
14
15
16
17
18
Adjusted net income
Net income

Dividend Growth (C$)

$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
14
15
16
17
18
Dividend Growth

3.3%

Organic Gross Revenue Growth (2018 vs. 2017)

5.0%

Adjusted Net Income Growth (2018 vs. 2017)

$0.55

Annual Dividend per Share

$4.2 B

Backlog

8 2018 STANTEC ANNUAL REPORT

2018 FINANCIAL HIGHLIGHTS Gross Revenue and Net Revenue millions (C$) Adjusted EBITDA from Continuing Operations millions (C$) Adjusted Net Income from Continuing Operations millions (C$) Adjusted Diluted EPS from Continuing Operations (C$) Expenses Administrative as a % and of Marketing Net Revenue Dividend Growth (C$) Gross and net revenue and backlog in 2018 were accounted for using IFRS 15 and for years prior were accounted for using IAS 11. The operating results of Construction Services have been restated as discontinued operations for the current and comparative periods and separated from the Company’s continuing operations. Adjusted diluted EPS, EBITDA, adjusted EBITDA, and adjusted net income are non-IFRS measures. See the Definitions section of the 2018 Annual Report for our discussion of non-IFRS measures used. All charts represent millions of Canadian dollars, except for diluted EPS, adjusted diluted EPS, and dividends. 8 2018 STANTEC ANNUALREPORT 3.3% Organic Gross Revenue Growth (2018 vs. 2017) 5.0% Adjusted Net Income Growth (2018 vs. 2017) $0.55 per Annual Share Dividend $4.2 B Backlog

2018 FINANCIAL SUMMARY

(In millions of Canadian dollars, except shares, per share amounts, and ratios)	18*	17**	16**	15**	14**
Gross revenue	4,283.8	4,028.7	3,654.9	2,877.2	2,529.9
Net revenue	3,355.2	3,173.8	2,926.7	2,373.7	2,075.3
EBITDA[(1)] from continuing operations	370.1	414.6	319.8	306.3	294.7
Adjusted EBITDA[(1)] from continuing operations	392.5	353.3	319.8	305.1	295.6
Income before income taxes from continuing operations	226.3	263.5	172.0	211.6	223.2
Adjusted net income, after tax, from continuing operations	206.6	196.7	159.5	173.9	174.8
Net income, after-tax, from continuing operations	171.3	97.0	123.7	156.4	164.5
Net (loss) income, after-tax, from discontinued operations	(123.9)	-	6.8	n/a	n/a
Net income	47.4	97.0	130.5	156.4	164.5
Current assets	1,635.5	1,608.2	1,582.5	951.4	844.4
Property and equipment	289.4	212.6	213.9	158.1	152.7
Current liabilities	858.6	1,155.5	1,072.8	632.1	475.1
Long-term debt	885.2	541.4	928.6	232.3	256.1
Shareholders' equity	1,906.9	1,896.3	1,975.7	1,323.3	1,086.2
Cash and cash equivalents	185.2	239.5	210.9	67.3	153.7
Gross revenue backlog	4,179.2	3,928.2	3,882.0	2,198.0	1,795.0
Earnings per share – basic					
Continuing operations	1.51	0.85	1.16	1.66	1.76
Discontinued operations	(1.09)	-	0.06	n/a	n/a
Total earnings per share – basic	0.42	0.85	1.22	1.66	1.76
Earnings per share – diluted					
Continuing operations	1.51	0.85	1.16	1.65	1.74
Discontinued operations	(1.09)	-	0.06	n/a	n/a
Total earnings per share – diluted	0.42	0.85	1.22	1.65	1.74
Adjusted earnings per share, from continuing operations – diulted	1.82	1.72	1.49	1.84	1.85
Current ratio	1.90	1.39	1.48	1.51	1.78
Net debt to equity ratio	0.39	0.26	0.41	0.22	0.14
Weighted average number of shares outstanding	113,733,118	113,991,507	107,006,168	94,143,455	93,540,206
Shares outstanding	111,860,105	113,991,676	114,081,229	94,435,898	93,836,258
Shares traded	62,702,077	55,888,176	73,683,416	60,585,646	64,933,061
TSX *(in Canadian dollars)*					
High	36.83	37.13	36.85	38.09	38.14
Low	29.03	30.24	27.99	28.77	29.17
Close	29.91	35.16	33.92	34.32	31.93
NYSE *(in US dollars)*					
High	29.25	28.85	27.65	30.01	34.75
Low	21.44	22.25	20.71	21.57	25.15
Close	21.86	27.95	25.25	24.79	27.42

n/a – not applicable

STANTEC INC. 9

2018 FINANCIAL SUMMARY (In millions of Canadian dollars, except shares, per share amounts, and ratios) Gross revenue Net revenue EBITDA(1) from continuing operations Adjusted EBITDA(1) from continuing operations Income before income taxes from continuing operations Adjusted net income, after tax, from continuing operations Net income, after-tax, from continuing operations Net (loss) income, after-tax, from discontinued operations Net income Current assets Property and equipment Current liabilities Long-term debt Shareholders’ equity Cash and cash equivalents Gross revenue backlog Earnings per share – basic Continuing operations Discontinued operations Total earnings per share – basic Earnings per share – diluted Continuing operations Discontinued operations Total earnings per share – diluted Adjusted earnings per share, from continuing operations – diluted Current ratio Net debt to equity ratio Weighted average number of shares outstanding Shares outstanding Shares traded TSX (in Canadian dollars) High Low Close NYSE (in US dollars) High Low Close 18* 4,283.8 3,355.2 370.1 392.5 226.3 206.6 171.3 (123.9) 47.4 1,635.5 289.4 858.6 885.2 1,906.9 185.2 4,179.2 1.51 (1.09) 0.42 1.51 (1.09) 0.42 1.82 1.90 0.39 113,733,118 111,860,105 62,702,077 36.83 29.03 29.91 29.25 21.44 21.86 17** 4,028.7 3,173.8 414.6 353.3 263.5 196.7 97.0 97.0 1,608.2 212.6 1,155.5 541.4 1,896.3 239.5 3,928.2 0.85 0.85 0.85 0.85 1.72 1.39 0.26 113,991,507 113,991,676 55,888,176 37.13 30.24 35.16 28.85 22.25 27.95 16** 3,654.9 2,926.7 319.8 319.8 172.0 159.5 123.7 6.8 130.5 1,582.5 213.9 1,072.8 928.6 1,975.7 210.9 3,882.0 1.16 0.06 1.22 1.16 0.06 1.22 1.49 1.48 0.41 107,006,168 114,081,229 73,683,416 36.85 27.99 33.92 27.65 20.71 25.25 15** 2,877.2 2,373.7 306.3 305.1 211.6 173.9 156.4 n/a 156.4 951.4 158.1 632.1 232.3 1,323.3 67.3 2,198.0 1.66 n/a 1.66 1.65 n/a 1.65 1.84 1.51 0.22 94,143,455 94,435,898 60,585,646 38.09 28.77 34.32 30.01 21.57 24.79 14** 2,529.9 2,075.3 294.7 295.6 223.2 174.8 164.5 n/a 164.5 844.4 152.7 475.1 256.1 1,086.2 153.7 1,795.0 1.76 n/a 1.76 1.74 n/a 1.74 1.85 1.78 0.14 93,540,206 93,836,258 64,933,061 38.14 29.17 31.93 34.75 25.15 27.42 * Gross and net revenue and backlog in 2018 were accounted for using IFRS 15. The operating results of Construction Services are presented as discontinued operations, and the financial position for December 31, 2018, no longer includes the assets and liabilities for Construction Services. ** Gross and net revenue were accounted for using IAS 11. Backlog is unaudited. The operating results in 2017 and 2016 have been restated to conform with discontinued operations accounting presented in 2018 for Construction Services. The financial position at December 31, 2017, and December 31, 2016, has not been restated. (1) EBITDA and adjusted EBITDA are non-IFRS measures. See the Definitions section of the 2018 Annual Report for our discussion of the non-IFRS measures used. n/a – not applicable STANTEC INC. 9

SUSTAINABILITY Normandy Dam Normandy, Tennessee, United States Sustainable profits, sustainable services, sustainable operations. We’re achieving all three. But to us, sustainability is more than a metric. It’s a belief that we can better our communities, grow our business, and be stewards of sustainability. In 2018, we won a Sustainable Development Goals Leadership Award from the Canadian network of the United Nations Global Compact, and Corporate Knights named us one of their Top 50 Best Corporate Citizens in Canada. We consistently receive high marks from investor-driven sustainability scores. Sustainability Highlights Environmental Set new emission goals grounded in science-based target principles Signed the American Institute of Architects’ 2030 Challenge to work toward carbon-neutral design of new buildings and renovations by 2030 Recognized by CDP for corporate climate leadership (A– score) Social Invests approximately $3 million per year to fund employee creativity and innovation Donated more than $20 million to charity since 2007 Supports the success of Indigenous communities through Indigenous Business Partnerships Governance Operates an internationally certified integrated management system Guided by a board of directors comprising 40% women directors Incorporates environmental, social, and governance considerations, including climate change, in our Company strategy For more details, read our 2018 Sustainability Report at stantec.com/sustainability. 10 2018 STANTEC ANNUAL REPORT

Index to the Management's Discussion and Analysis

CORE BUSINESS	2
PRESENTATION OF FINANCIAL INFORMATION	3
2018 FINANCIAL HIGHLIGHTS	4
2018 FOURTH QUARTER HIGHLIGHTS	7
FINANCIAL TARGETS	8
BUSINESS MODEL	9
STRATEGY	10
OUTLOOK	11
FINANCIAL PERFORMANCE	13
Selected Annual Information	13
Discussion of Continuing Operations	13
Discussion of Discontinued Operations	21
Fourth Quarter Results	23
Quarterly Trends	27
Statements of Financial Position	28
Liquidity and Capital Resources	31
Other	35
CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES	39
Critical Accounting Estimates	39
Accounting Developments	39
Materiality	43
Definition of Non-IFRS Measures	43
RISK FACTORS	44
CONTROLS AND PROCEDURES	51
CORPORATE GOVERNANCE	51
SUBSEQUENT EVENTS	53
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	53

M - 1

STANTEC INC. 11

Index to the Management’s Discussion and Analysis CORE BUSINESS PRESENTATION OF FINANCIAL INFORMATION 2018 FINANCIAL HIGHLIGHTS 2018 FOURTH QUARTER HIGHLIGHTS FINANCIAL TARGETS BUSINESS MODEL STRATEGY OUTLOOK FINANCIAL PERFORMANCE Selected Annual Information Discussion of Continuing Operations Discussion of Discontinued Operations Fourth Quarter Results Quarterly Trends Statements of Financial Position Liquidity and Capital Resources Other CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES Critical Accounting Estimates Accounting Developments Materiality Definition of Non-IFRS Measures RISK FACTORS CONTROLS AND PROCEDURES CORPORATE GOVERNANCE SUBSEQUENT EVENTS CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS 2 3 4 7 8 9 10 11 13 13 13 21 23 27 28 31 35 39 39 39 43 43 44 51 51 53 53 STANTEC INC. 11

Management’s Discussion and Analysis

February 28, 2019

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the year ended December 31, 2018, dated February 28, 2019, should be read in conjunction with the Company’s 2018 audited consolidated financial statements and related notes for the year ended December 31, 2018. Our 2018 audited consolidated financial statements and related notes are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All amounts shown are in Canadian dollars.

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. This additional information is not incorporated by reference unless otherwise specified and should not be deemed to be made part of this Management’s Discussion and Analysis (MD&A).

Core Business

Our Company’s work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. By offering integrated expertise and services across the project life cycle, we provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices.

The Stantec community unites approximately 22,000 employees working in over 400 locations across 6 continents. We have three reportable segments: Canada, United States, and Global. We have five Consulting Services business operating units: Buildings, Energy & Resources, Environmental Services, Infrastructure, and Water.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media. For further discussion of our business and strategy, and drivers, refer to the Business Model and Strategy sections of this report.

Management’s Discussion and Analysis December 31, 2018	M-2	Stantec Inc.

Presentation of Financial Information

In 2018, we made a strategic decision to divest of our Construction Services business. We closed the sale of this business on November 2, 2018. This has impacted our 2018 consolidated financial statements and MD&A in three significant ways.

First, as required under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the operating results and cash flows previously reported for Construction Services have been restated as discontinued operations for the current and comparative periods and separated from the Company’s continuing operations. Our statement of financial position has not been restated for December 31, 2017, and the financial position for December 31, 2018, no longer includes the assets and liabilities of Construction Services. Our statement of comprehensive income (loss) has not been restated for both December 31, 2018, and December 31, 2017. Unless otherwise indicated, our discussion and analysis reflects the results of continuing operations, and current and comparative periods have been restated accordingly. We have provided restated key financial information on a quarterly basis for the first three quarters of 2018 and for 2017 in the Quarterly Trends section of this MD&A.

Second, certain corporate costs that have historically been allocated to Construction Services are now required to be classified with our continuing operations, which solely comprises Consulting Services. Prior to the sale, our continuing operations comprised both Construction Services and Consulting Services, and it was appropriate to measure their respective financial performance after considering an allocation of indirect corporate costs. However, IFRS 5 permits only those costs directly attributable to Construction Services to be included in the determination of net income from discontinued operations. As a result, all indirect corporate costs, including those previously allocated to Construction Services, are required to be classified in continuing operations. For the year ended December 31, 2018, net income from continuing operations includes $12.1 million of corporate costs that would otherwise have been allocated to Construction Services. We have provided a reconciliation of restated results for the first three quarters of 2018 and for 2017 in the Quarterly Trends section of this MD&A.

Third, our segmented reporting has been revised to include the results of Consulting Services only.

Unrelated to the sale of Construction Services, we have refined our definitions for adjusted EBITDA, adjusted net income from continuing operations, and adjusted earnings per share (EPS) from continuing operations. These non-IFRS measures are now defined to exclude unusual or non-recurring gains and losses that we believe are not reflective of our ongoing underlying operations. We believe these refined definitions provide more meaningful reflections and enhance period-over-period comparability of our normalized financial performance. These definitions are more fully described in the Definition of Non-IFRS Measures section (or Definitions section) of this MD&A. We have also provided reconciliations of these measures to their closest respective IFRS measures in the 2018 Financial Highlights section, and comparative periods have been restated accordingly.

Management’s Discussion and Analysis December 31, 2018	M-3	Stantec Inc.

2018 Financial Highlights

	Year Ended December 31

	2018	2017	2016
(In millions of Canadian dollars, except per share amounts)	$	$	$

Gross revenue	4,283.8	4,028.7	3,654.9
Net revenue	3,355.2	3,173.8	2,926.7
EBITDA from continuing operations (note)	370.1	414.6	319.8
Net income from continuing operations	171.3	97.0	123.7
Net (loss) income from discontinued operations	(123.9)	-	6.8
Net income	47.4	97.0	130.5

Basic and diluted earnings (loss) per share
Continuing operations	1.51	0.85	1.16
Discontinued operations	(1.09)	-	0.06
Total basic and diluted earnings per share (EPS)	0.42	0.85	1.22
Dividends declared per common share	0.55	0.50	0.45

Continuing operations
Adjusted EBITDA (note)	392.5	353.3	319.8
Adjusted net income (note)	206.6	196.7	159.5
Adjusted EPS – basic (note)	1.82	1.73	1.49
Adjusted EPS – diluted (note)	1.82	1.72	1.49

Total assets	4,009.9	3,883.1	4,284.7
Total long-term debt	933.7	739.6	1,020.5

Construction Services operations are presented as discontinued operations . Prior period amounts have been restated to conform with the current year’s presentation. Gross and net revenue were accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted EPS are non-IFRS measures (discussed in the Definitions section of this report).

•

Adjusted net income from continuing operations of $206.6 million or $1.82 on a diluted per share basis, a 5.0% and 5.8% increase, respectively, compared to 2017. This reflects solid net revenue growth from our core Consulting Services business.

•

Excluding the required reclassification of certain corporate cost allocations that resulted from presenting Construction Services as a discontinued operation, our core Consulting Services business would have reported 2018 adjusted net income of $215.5 million or $1.89 on a per share basis.

•	Net revenue growth of 5.7% compared to 2017, with increases across all geographies.

•	Organic net revenue growth of 3.3%, supported by organic growth every quarter of 2018 compared to 2017.

•	Acquisition net revenue growth of 2.6%, supported by seven acquisitions completed in 2018 and three acquisitions completed in 2017.

Management’s Discussion and Analysis December 31, 2018	M-4	Stantec Inc.

•

Administrative and marketing expenses as a percentage of net revenue decreased from 44.4% in 2017 to 42.9% in 2018 (42.3% excluding unusual or non-recurring items) due to improved utilization and operational efficiencies.

•	Adjusted EBITDA growth in continuing operations of 11.1% compared to 2017, representing 11.7% of 2018 net revenue compared to 11.1% of net revenue in 2017.

•

Net income of $47.4 million or $0.42 on a diluted per share basis, a 51.1% and 50.6% decrease, respectively, compared to 2017, reflecting the impact of losses incurred from Construction Services and several unusual, non-recurring expenses.

•	Divested Construction Services on November 2, 2018.

•	Continued to build solid contract backlog of $4.2 billion at December 31, 2018.

•	On February 27, 2019, our Board of Directors declared a dividend of $0.145 per share, an increase of 5.5% from last year, payable on April 15, 2019, to shareholders of record on March 29, 2019.

Management’s Discussion and Analysis December 31, 2018	M-5	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	Year Ended December 31		Quarter Ended December 31
(In millions of Canadian dollars, except per share amounts)	2018	2017	2018	2017

Net income from continuing operations	171.3	97.0	21.2	15.6
Add back:
Income taxes	55.0	166.5	2.6	23.0
Net interest expense	28.7	25.9	9.3	5.5
Depreciation and amortization	115.1	125.2	28.1	29.4
EBITDA from continuing operations	370.1	414.6	61.2	73.5

Add back (deduct) pre-tax:
Lease exit liability	12.8	-	12.8	-
Past service cost for pensions	4.7	-	4.7	-
Unrealized loss on investments held for self-insured liabilities	4.9	-	5.5	-
Rebalancing of investments held for self-insured liabilities	-	(6.7)	-	(6.7)
Gain on disposition of a subsidiary	-	(54.6)	-	-
Adjusted EBITDA from continuing operations	392.5	353.3	84.2	66.8

	Year Ended December 31		Quarter Ended December 31
(In millions of Canadian dollars, except per share amounts)	2018	2017	2018	2017

Net income from continuing operations	171.3	97.0	21.2	15.6
Add back (deduct) after-tax:
Amortization of intangible assets related to acquisitions (note 1)	28.8	43.0	7.3	11.0
Lease exit liability (note 2)	9.4	-	9.4	-
Past service cost for pensions (note 3)	3.5	-	3.5	-
Unrealized loss on investments held for self-insured liabilities (note 4)	3.6	-	4.1	-
US tax reform (note 5)	(10.0)	18.6	-	18.6
Tax expense on reorganization of legal entities (note 5)	-	3.2	-	(0.4)
Rebalancing of investments held for self-insured liabilities (note 6)	-	(5.1)	-	(5.1)
Gain on disposition of a subsidiary (note 7)	-	40.0	-	-
Adjusted net income from continuing operations	206.6	196.7	45.5	39.7

Weighted average number of shares outstanding - basic	113,733,118	113,991,507	113,142,068	113,951,072
Weighted average number of shares outstanding - diluted	113,822,318	114,352,920	113,158,097	114,498,677

Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic	1.82	1.73	0.40	0.35
Adjusted earnings per share - diluted	1.82	1.72	0.40	0.35

See the Definitions section of this report for our discussion of non-IFRS measures used. Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended December 31, 2018, this amount is net of tax of $1.4 (2017 - $1.8). For the year ended December 31, 2018, this amount is net of tax of $10.6 (2017 - $13.6).

note 2: For the quarter and year ended December 31, 2018, this amount is net of tax of $3.4 (2017 - nil).

note 3: For the quarter and year ended December 31, 2018, this amount is net of tax of $1.2 (2017 - nil).

note 4: For the quarter ended December 31, 2018, this amount is net of tax of $1.4 (2017 - nil). For the year ended December 31, 2018, this amount is net of tax of $1.3 (2017 - nil).

note 5: Refer to the Income Taxes section for further details.

note 6: For the quarter and year ended December 31, 2018, this amount is net of tax of nil (2017 - $1.6).

note 7: This relates to the sale of Innovyze in 2017.

Management’s Discussion and Analysis December 31, 2018	M-6	Stantec Inc.

2018 Fourth Quarter Highlights

	Quarter Ended December 31

	2018	2017
(In millions of Canadian dollars, except per share amounts)	$	$

Gross revenue	1,083.9	977.4
Net revenue	835.6	749.9
EBITDA from continuing operations (note)	61.2	73.5
Net income from continuing operations	21.2	15.6
Net loss from discontinued operations	(32.2)	(4.4)
Net (loss) income	(11.0)	11.2

Basic and diluted earnings (loss) per share
Continuing operations	0.19	0.14
Discontinued operations	(0.29)	(0.04)
Total basic and diluted earnings (loss) per share (EPS)	(0.10)	0.10
Dividends declared per common share	0.1375	0.1250

Continuing operations
Adjusted EBITDA (note)	84.2	66.8
Adjusted net income (note)	45.5	39.7
Adjusted EPS – basic (note)	0.40	0.35
Adjusted EPS – diluted (note)	0.40	0.35

Construction Services operations are presented as discontinued operations . Prior period amounts have been restated to conform with the current year’s presentation. Gross and net revenue were accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted EPS are non-IFRS measures (discussed in the Definitions section of this report).

•

Adjusted net income from continuing operations of $45.5 million or $0.40 on a diluted per share basis, a 14.6% and 14.3% increase, respectively, compared to Q4 17. This reflects solid financial performance from our core Consulting Services business.

•	Net revenue growth of 11.4% in Q4 18 compared to Q4 17, supported by organic and acquisition growth.

•

Organic net revenue growth of 3.5% in Q4 18 compared to Q4 17 with growth in all our regional segments and business operating units, with the exception of Buildings, which was neutral relative to Q4 17.

•	Acquisition net revenue growth of 6.0% in Q4 18 compared to Q4 17.

•

Administrative and marketing expenses as a percentage of net revenue decreased to 45.8% in Q4 18 (43.7% excluding unusual or non-recurring items) from 46.8% in Q4 17 due to improved utilization, operational efficiencies, and reduced share-based compensation charges.

•	Adjusted EBITDA growth from continuing operations of 26.0% compared to Q4 17, representing 10.1% of Q4 18 net revenue compared to 8.9% of net revenue in Q4 17.

•	Net loss of $11.0 million or $0.10 on a diluted per share basis, reflecting the impact of losses incurred from Construction Services and several unusual, non-recurring expenses.

Management’s Discussion and Analysis December 31, 2018	M-7	Stantec Inc.

Financial Targets

2018 Results Compared to Targets

In the MD&A in our 2017 Annual Report, we established various target ranges of expected performance measures for fiscal year 2018. In Q3 18, we concluded that the budgets established for Construction Services and our consolidation results for 2018 were no longer relevant because of our divestiture of Construction Services. Because budgets are a key assumption in establishing our targets, we withdrew the targets for Construction Services and our consolidated results in Q3 18.

Measure - Consulting Services	2018 Target Range	Results Achieved
Gross margin as % of net revenue	53% to 55%	54.1%	✓
Administrative and marketing expenses (excluding unusual or non-recurring items) as % of net revenue	41% to 43%	42.3%	✓
Adjusted EBITDA as % of net revenue (note)	11% to 13%	11.7%	✓

note: Adjusted EBITDA is a non-IFRS measure (discussed in the Definition section of this report).

✓	Met or performed better than target.

x	Did not meet target.

We met all of the targets listed above. As well, for the year, as a percentage of net income, we achieved 6.2% for adjusted net income from continuing operations and 5.1% for net income from continuing operations. In Q4 18, we revised our EBITDA target to adjusted EBITDA since we believe it is more reflective of our underlying operations.

Our administrative and marketing expenses (excluding unusual or non-recurring items) and adjusted EBITDA for Consulting Services would have been 42.0% and 12.0%, respectively, of net revenue without the reclassification of $10.1 million of costs that would have been allocated to Construction Services in the absence of discontinued operations accounting.

In Q3 18, we changed our guidance on our annual effective tax rate from 27% to 29.5%. For the year ended December 31, 2018, the effective tax rate for our continuing operations was 26.8% and excludes the impact of our Construction Services operations (discussed in the Income Taxes section of this report).

For further details regarding our overall annual performance, refer to the Financial Performance section of this report.

Targets for 2019

The following table summarizes our expectations for 2019:

Measure - Consulting Services	2019 Target Range
Gross margin as % of net revenue	53% to 55%
Administrative and marketing expenses as % of net revenue	41% to 43%
EBITDA as % of net revenue (note)	11% to 13%
Net income as % of net revenue	At or above 5%

note: EBITDA is a non-IFRS measure (discussed in the Definitions section of this report).

In addition, we expect the gross to net revenue ratio to be between 1.25 and 1.30.

Our targets for administrative and marketing expenses and EBITDA will be impacted by our transition to IFRS 16 Leases. In Q1 19, we will provide an update on our expectations regarding the impact of implementing IFRS 16 on administrative and marketing expenses, as well as on depreciation and amortization.

Our 2019 outlook, targets, and guidance are more fully discussed in the Outlook section of this report.

Management’s Discussion and Analysis December 31, 2018	M-8	Stantec Inc.

Business Model

Our diverse business model, a key element of our strategy, allows us to adapt to changes in market conditions by offsetting decreased demand for services in one business operating unit or geographic location with increased demand in another. We believe this balanced portfolio approach helps mitigate risk and allows us to maximize shareholder value. And by working on tens of thousands of projects for thousands of clients in hundreds of locations, we avoid relying on a few large projects for revenue. Our clients benefit from the local relationships we build through our 400 office locations and from our wide and deep pool of global experts. We strive to reach beyond the client–service provider relationship to become trusted advisors to and partners with our clients. We work together to identify and understand the challenges facing our clients’ businesses and to offer solutions.

There are three main components of our business model:

•  Geographic Diversification. We do business in three regional operating units—Canada, United States, and Global—offering similar services across all regions. This diversity allows us to cultivate close client relationships at the local level while offering the expertise of our global team

•  Service Diversification. We offer services through five business operating units (BOUs). Within each BOU, we respond to the needs of clients from various sectors through our primary service offerings:

o   Buildings – Pre-design, design, and construction administration services in planning, architecture, interior design, buildings engineering, and sustainability and building performance for vertical infrastructure, primarily for private sector and institutional clients

o   Energy & Resources – Industrial engineering services for private sector energy, resource, and power clients

o   Environmental Services – Planning and permitting services for private sector clients, and remediation activities for private and public sector clients

o   Infrastructure – Front-end design and engineering services and some construction management and inspection work for private and public sector clients

o   Water – Traditional planning, engineering, design, and construction management services augmented with financial and enterprise management, program and asset management, and intelligent platforms for public and private sector clients

Management’s Discussion and Analysis December 31, 2018	M-9	Stantec Inc.

•

Life-cycle solutions. We provide professional services in all phases of the project life cycle: planning, design, construction administration, commissioning, maintenance, decommissioning, and remediation.

Strategy

Our business goal is to be a top-tier global design and delivery firm that is recognized for our creative, technology-forward, and collaborative approach.

As we strive to deliver increasing value to our shareholders, we remain committed to achieving long-term average compound net revenue growth of 15% through a combination of organic and acquisition growth.

Strategic Objectives

•	Winning Impactful Work. We will pursue and win work that transforms communities and inspires employees.

•	Exceptional Project Execution. We will execute projects exceptionally for our clients.

•	Strategic Acquisitions. We will grow through strategic acquisitions to meet the needs of our clients and strengthen our ability to improve the communities, sectors, and geographies we serve.

Management’s Discussion and Analysis December 31, 2018	M-10	Stantec Inc.

•

Inspired Thought Leadership. We will combine proven ideas with curiosity, creativity, and technology-forward approaches to find new ways of addressing client challenges and to position Stantec as an iconic firm.

•	Competitive Operational Advantage. We will embrace and enhance our collaborative business model and integrated platform for competitive and operational advantages.

•	Inspired Culture. We will continue to build an inspiring, inclusive work environment that attracts, supports, and develops world-class talent.

Strategic Acquisitions Completed in 2018 and 2017

In 2018, we completed seven strategic acquisitions. These acquisitions, along with three completed in 2017, contributed to the revenue growth in our reportable segments and business operating units as follows:

				BUSINESS OPERATING UNITS
	Date		# of		Energy &	Environmental
REPORTABLE SEGMENTS	Acquired	Primary Location	Employees	Buildings	Resources	Services	Infrastructure	Water

Consulting Services - Canada
Norwest Corporation (NWC)	May 2018	Calgary, Alberta	140		●
Cegertec Experts Conseils Inc. (CEG)	May 2018	Chicoutimi, Quebec	250	●	●		●
True Grit Engineering Limited (TGE)	October 2018	Thunder Bay, Ontario	55			●

Consulting Services - United States

Inventrix Engineering, Inc. (Inventrix)	April 2017	Seattle, Washington	22	●
RNL Facilities Corporation (RNL)	July 2017	Denver, Colorado	130	●
North State Resources, Inc. (NSR)	October 2017	Redding, California	60			●
Occam Engineers Inc. (OEI)	March 2018	Albuquerque, New Mexico	55					●
Norwest Corporation (NWC)	May 2018	Calgary, Alberta	140		●

Consulting Services - Global

RNL Facilities Corporation (RNL)	July 2017	Denver, Colorado	130	●
ESI Limited (ESI)	March 2018	Shrewsbury, England	50			●
Traffic Design Group Limited (TDG)	April 2018	Wellington, New Zealand	80				●
Peter Brett Associates LLP (PBA)	September 2018	Reading, England	700	●		●	●

Outlook

Organic Revenue Growth

We expect organic net revenue growth in 2019 to be in the low- to mid-single digits, in line with global GDP growth, and we continue to target a long-term average compound net revenue growth rate of 15% through organic and acquisition growth.

Our 2019 outlook was determined based on our expectations, including

•

Solid US consumer spending and business investment, slightly increasing interest rates, and continued strong employment; however, we expect some uncertainty due to the ongoing trade dispute between the United States and China.

•

Slowing economic growth in Canada because of low and volatile oil prices, rising interest rates, and a slowdown in the housing market resulting from the higher interest rates and increased regulatory restrictions with respect to mortgage qualifications.

Management’s Discussion and Analysis December 31, 2018	M-11	Stantec Inc.

•

Growth in our Global markets as we expand our global footprint and benefit from healthy GDP growth in the countries where we operate. We also expect less volatility in the commodity prices that impact our Mining and Environmental Services operations. Though we do expect Brexit to create uncertainty in the United Kingdom and Europe, we believe our UK business is largely insulated from these uncertainties because of our long-term contracts providing services for critical infrastructure projects.

Other Targets and Expectations

In addition to the 2019 financial targets set out in our Financial Targets section of this report, our other expectations for 2019 are as follows:

•

Capital expenditures for property and equipment will be between $60 million and $65 million, a decrease from consolidated capital expenditures of $130.2 million in 2018. This decrease is primarily due to the one-time expense incurred in 2018 to complete the new Edmonton headquarters building. The majority of 2019 capital expenditures are expected to relate to leasehold improvements and office furniture as we continue consolidating offices in an effort to reduce our ongoing lease expenses.

•

Software additions will be between $5 million and $10 million, a decrease from consolidated software additions of $33.2 million in 2018. The decrease in 2019 over 2018 will result primarily because of a large license renewal in 2018. In addition, our vendors are moving toward more cloud-based software solutions, which are subscription in nature; IFRS does not permit capitalization of these as intangible assets. As such, we are required to recognize cloud-based software solutions in administrative and marketing expenses, resulting in higher expenses and lower capitalization and amortization of software in 2019 and onward.

•	Amortization expense for intangible assets will be between $65 million and $70 million, which is consistent with amortization expense for continuing operations in 2018.

•

Depreciation expense will be between $55 million and $60 million, an increase over consolidated depreciation expense of $50.1 million for continuing operations in 2018. This increase will be mainly due to higher depreciation expense for leasehold improvements.

•

An effective income tax rate of approximately 27% is expected in 2019. This rate is based on the statutory rates in jurisdictions where we operate and on our estimated earnings in each of those jurisdictions. We review statutory rates, uncertain tax positions, and jurisdictional earnings quarterly and adjust our estimated income tax rate accordingly.

Management’s Discussion and Analysis December 31, 2018	M-12	Stantec Inc.

Financial Performance

Selected Annual Information

	2018			2017
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue		$	% of Net Revenue

Gross revenue	4,283.8	127.7%		4,028.7	126.9%
Net revenue	3,355.2	100.0%		3,173.8	100.0%
Direct payroll costs	1,540.0	45.9%		1,411.9	44.5%
Gross margin	1,815.2	54.1%		1,761.9	55.5%
Administrative and marketing expenses	1,438.2	42.9%		1,407.7	44.4%
Other expense (income)	6.9	0.2%		(60.4)	(2.0%	)
EBITDA from continuing operations (note)	370.1	11.0%		414.6	13.1%
Depreciation of property and equipment	50.1	1.5%		52.2	1.6%
Amortization of intangible assets	65.0	1.9%		73.0	2.3%
Net interest expense	28.7	0.9%		25.9	0.8%
Income before income taxes	226.3	6.7%		263.5	8.3%
Income taxes	55.0	1.6%		166.5	5.2%
Net income from continuing operations	171.3	5.1%		97.0	3.1%
Net (loss) income from discontinued operations	(123.9)	(3.7%	)	-	0.0%
Net income	47.4	1.4%		97.0	3.1%
Basic and diluted earnings (loss) per share
Continuing operations	1.51	n/m		0.85	n/m
Discontinued operations	(1.09)	n/m		-	n/m
Total basic earnings per share (EPS)	0.42	n/m		0.85	n/m

Adjusted EBITDA from continuing operations (note)	392.5	11.7%		353.3	11.1%
Adjusted net income from continuing operations (note)	206.6	6.2%		196.7	6.2%
Adjusted EPS from continuing operations (note)
Basic	1.82	n/m		1.73	n/m
Diluted	1.82	n/m		1.72	n/m

Gross and net revenue were accounted for using IAS 11 in 2017 and IFRS 15 in 2018. Construction Services operations are presented as discontinued operations. Prior period amounts have been restated to conform with the current year’s presentation.

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted EPS are non-IFRS measures (discussed in the Definitions section of this report).

n/m = not meaningful

Discussion of Continuing Operations

In 2018, Stantec generated adjusted net income from continuing operations of $206.6 million or $1.82 per diluted share, a 5.0% and 5.8% increase, respectively, compared to 2017. These results demonstrate that we are achieving our stated objectives of growing organically and through acquisitions, while maintaining an efficient cost structure. As a percentage of net revenue, adjusted net income was 6.2% for both 2018 and 2017.

Net income from continuing operations was $171.3 million or $1.51 per share, a 76.6% and 77.6% increase, respectively, compared to 2017. 2018 results were reduced by several unusual, non-recurring expenses recorded in the year as further discussed below. 2017 results reflected a substantial increase to income tax expense arising from changes in US tax legislation, partly offset by a gain on the sale of a subsidiary.

Management’s Discussion and Analysis December 31, 2018	M-13	Stantec Inc.

Gross and net revenue increased by 6.3% and 5.7%, respectively, in 2018 compared to 2017. We achieved organic net revenue growth of 3.3%, with growth in each geographic reportable segment and business operating unit, except Buildings and Infrastructure.

Gross margin increased by 3.0% in 2018 compared to 2017 but declined as a percentage of net revenue—from 55.5% in 2017 to 54.1% in 2018—largely due to changes in our project mix.

Our focused efforts drove reductions in administrative and marketing expenses as a percentage of net revenue. Results were further strengthened by reduced depreciation of property and equipment, amortization of intangible assets, and income taxes as percentages of net revenue in 2018 compared to 2017. These were partly offset by increases in other expense and net interest expense as a percentage of net revenue.

Adjusted EBITDA increased by 11.1%—from $353.3 million in 2017 to $392.5 million in 2018—and as a percentage of net revenue—from 11.1% in 2017 to 11.7% in 2018. Including the effects of several unusual, non-recurring items—mainly a $12.8 million charge for a lease exit liability related to our Edmonton head office move, a $4.7 million past service cost for our UK defined benefit pensions, and a $4.9 million unrealized loss on investments held for self-insured liabilities—2018 EBITDA amounted to $370.1 million. This is a 10.7% decrease compared to 2017 EBITDA of $414.6 million, which included a $54.6 million gain on the disposition of Innovyze.

Gross and Net Revenue

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant, subcontractor, and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

Consulting Services generates approximately 70% of gross revenue in foreign currencies, primarily in US dollars and GBP. Fluctuations in these currencies had a net $5.3 million negative impact on our net revenue results in 2018 compared to 2017, as further described below:

•	The Canadian dollar averaged US$0.77 in both 2017 and 2018, but contributed to the negative impact, mentioned above, due to foreign exchange fluctuations over the course of the year.

•	The Canadian dollar averaged GBP0.60 in 2017 and GBP0.58 in 2018—a 3.3% decrease. The weakening Canadian dollar had a positive effect on gross and net revenue in 2018 compared to 2017.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue in 2018 compared to 2017.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Management’s Discussion and Analysis December 31, 2018	M-14	Stantec Inc.

Revenue by Reportable Segment

	Gross Revenue			Net Revenue
(In millions of Canadian dollars, except percentages)	2018	2017	2018	2017	2018 Organic Net Revenue Growth %

Canada	1,275.8	1,191.7	1,087.8	1,027.6	3.7%
United States	2,334.6	2,226.0	1,774.4	1,714.7	2.5%
Global	673.4	611.0	493.0	431.5	5.4%

Total	4,283.8	4,028.7	3,355.2	3,173.8	3.3%

Gross revenue was accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

Revenue by Business Operating Unit

	Gross Revenue			Net Revenue
(In millions of Canadian dollars, except percentages)	2018	2017	2018	2017	2018 Organic Net Revenue Growth (Retraction) %

Buildings	944.5	898.1	724.0	714.8	(2.5%)
Energy & Resources	591.7	479.2	507.5	401.5	22.7%
Environmental Services	682.8	678.1	480.3	454.1	2.2%
Infrastructure	1,157.6	1,090.4	926.0	899.1	(0.1%)
Water	907.2	882.9	717.4	704.3	3.0%

Total	4,283.8	4,028.7	3,355.2	3,173.8	3.3%

Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current period. Gross revenue was accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

Gross revenue increased by 6.3% compared to 2017. Net revenue increased by 5.7%, reflecting 3.3% organic growth, 2.6% acquisition growth, and a negative 0.2% impact from fluctuations in foreign exchange.

The gross to net revenue ratio for Consulting Services was 1.28, falling within our targeted range of 1.25 to 1.30.

Consulting Services – Canada

Gross revenue increased 7.1% and net revenue increased 5.9% in 2018 compared to 2017 as a result of organic revenue and acquisition growth.

We achieved organic gross revenue growth of 5.0% and net revenue growth of 3.7%, primarily driven by strong performance in our Power and Oil & Gas sectors. Our Water business also achieved strong growth, driven by projects in western Canada. Further, our Community Development sector experienced organic revenue growth with eastern Canada offsetting a decline in the western provinces.

Although Environmental Services retracted year over year, organic growth was positive in Q4 18 and continues to trend favourably as new opportunities emerge in the midstream oil and gas sector, specifically in support of liquefied natural gas projects. Although we saw organic gross revenue growth in our Buildings business, our growth was impacted by major projects nearing completion and by using more specialized consultants for certain projects, resulting in a retraction year over year. Transportation experienced retraction in western Canada as a result of reduced public spending and fewer significant projects.

Management’s Discussion and Analysis December 31, 2018	M-15	Stantec Inc.

Acquisitions completed in 2018 and 2017 contributed to gross revenue growth of 2.0% and net revenue growth of 2.2%, primarily in Buildings and Energy & Resources.

Consulting Services – United States

Gross revenue increased 4.9% and net revenue increased 3.5% in 2018 compared to 2017 as a result of organic revenue and acquisition growth; this growth was partly offset by fluctuations in foreign exchange.

We achieved organic gross revenue growth of 3.6% and net revenue growth of 2.5%, reflecting organic growth in all business operating units and sectors, except Buildings.

We continued to capitalize on our environmental mitigation expertise and build our remediation and recovery expertise in our Environmental Services business, resulting in organic growth across several sectors. In our Energy & Resources business, our Mining, Oil & Gas, and WaterPower & Dams sectors experienced organic growth; markets improved because of increases in certain commodity prices (which were driven by global consumer confidence), and we executed new contracts that had been awarded during the year. Growth in our Water business came from continued expansion in the California and Texas markets. This growth was offset by the impact of the Innovyze sale in Q2 17.

In our Community Development sector, growth in the Southeast and Northeast regions was partly offset by competitive fee pressures in other regions and by work on several new projects that had specific mandates to use certain subconsultants or required specialized external consultants, thereby contributing to higher subconsultant costs. In our Transportation sector, the ramp-up of previously awarded contracts, like the Long Island Rail Road Project, offset retractions from the wrap-up of other large project work. We continue to secure new projects because of our strong and solid strategic market position in transit, bridge inspection, light-rail transit, roadway, and bridge projects.

We experienced organic revenue retraction in our Buildings business because of certain large healthcare projects winding down and Q1 18 project execution issues. However, in the second half of 2018, this trend began to reverse, as retraction was partly offset by growth in the commercial, healthcare, and science and technology sectors, particularly in the Northeast region and Florida. In Q4 18, our Buildings business experienced strong organic growth, offsetting the retraction in the prior three quarters.

Acquisitions completed in 2018 and 2017 contributed to gross revenue growth of 1.6% and net revenue growth of 1.3%, primarily in Buildings, Energy & Resources, and Water.

Consulting Services – Global

Gross and net revenue increased by 10.2% and 14.3%, respectively, in 2018 compared to 2017, representing the region with the most significant growth. Increases during the year resulted from organic revenue and acquisition growth, as well as fluctuations in foreign exchange.

We saw organic gross revenue growth of 1.8% and net revenue growth of 5.4%.

In 2018, net revenue growth in our Water business was driven by new projects in Australia and New Zealand. Continuing strong markets in our Mining sector resulted in an increased volume of work in Latin America. The Mining sector also saw growth resulting from export projects compared to 2017 when capital spending was depressed. Two new projects in Qatar and the United Arab Emirates contributed to growth in our Buildings business.

Organic gross revenue retracted in our Environmental Services business due to decreased volume on a large subcontractor-intensive contract in Europe. Growth in our WaterPower & Dams sector from new projects was partly offset by the winding down of certain large projects in our export business.

Acquisitions completed in 2018 and 2017 contributed to gross revenue growth of 8.0% and net revenue growth of 9.0%, primarily in our Environmental Services and Infrastructure businesses.

Management’s Discussion and Analysis December 31, 2018	M-16	Stantec Inc.

Backlog

Backlog by Reportable Segment

(In millions of Canadian dollars, except months)	2018

Canada	1,052.0
United States	2,538.9
Global	588.3
Total	4,179.2

Our contract backlog—$4.2 billion at December 31, 2018—represents approximately 11.7 months of work.

We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract. Previously, contract backlog was considered a non-IFRS measure. We adopted IFRS 15 on January 1, 2018; it requires that the total value of all secured work be reported as contract backlog. Before adoption, we limited our reported backlog to the first 12 to 18 months of secured work.

Major Project Awards

Major projects awarded in 2018 in Canada include providing engineering and technical support services for the Core Area Wastewater Treatment Program in Victoria, British Columbia. In addition, as part of the Consortium Groupe NouvLR, we were awarded the design engineering work for the Reseau express metropolitan, Montreal’s light rail transit network.

In the United States, we were appointed as lead engineer for the design-build commuter rail expansion for Long Island Rail Road in Nassau County, New York. We were also selected as lead designer for the Red and Purple Modernization Program, a Chicago Transit Authority project.

In Global, major contract awards include delivering the concept design for raising the Warragamba Dam west of Sydney, Australia, and providing project preparation and technical supervision services for the high-voltage transmission and substation activities for a large power project in Nepal. Significant Water projects awarded include a five-year contract extension with Ashghal, Qatar’s public works authority, to implement annual improvement plans. We were also appointed as the sole strategic planning partner for the Yorkshire Water team as part of an AMP7 contract.

Gross Margin

Gross margin is calculated as net revenue minus direct payroll costs. Direct payroll costs include salaries and related fringe benefits for labor hours directly associated with completing projects. Labor costs and related fringe benefits for labor hours not directly associated with completing projects are included in administrative and marketing expenses.

Gross Margin by Reportable Segments

		2018		2017
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue

Canada	557.0	51.2%	551.5	53.7%
United States	982.5	55.4%	958.7	55.9%
Global	275.7	55.9%	251.7	58.3%
Total	1,815.2	54.1%	1,761.9	55.5%

Management’s Discussion and Analysis December 31, 2018	M-17	Stantec Inc.

Gross Margin by Business Operating Unit

		2018		2017
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue

Buildings	387.5	53.5%	391.2	54.7%
Energy & Resources	254.9	50.2%	209.0	52.0%
Environmental Services	270.5	56.3%	261.0	57.5%
Infrastructure	500.8	54.1%	496.1	55.2%
Water	401.5	56.0%	404.6	57.4%
Total	1,815.2	54.1%	1,761.9	55.5%

note: Comparative figures have been reclassified due to a realignment of several business lines.

Gross margin increased $53.3 million as a result of overall revenue increases and decreased 1.4% as a percentage of net revenue in 2018 compared to 2017.

Gross margin in our Canada operations increased $5.5 million and decreased 2.5% as a percentage of net revenue in 2018 compared to 2017. This resulted from a shift in our project mix, driven largely by our Energy & Resources business, which generated substantially higher revenues in 2018 but at lower margins than our other businesses. In addition, reduced capital investment in our Oil & Gas and Mining sectors resulted in lower Energy & Resources and Environmental Services margins relative to net revenues. Our Buildings business had lower margins due to project mix and project execution issues.

Gross margin in our US operations increased $23.8 million and decreased 0.5% as a percentage of net revenue in 2018 compared to 2017 because of project mix and, in part, the Innovyze sale in 2017 (a water software business that operated at higher margins).

Gross margin in our Global operations increased $24.0 million and decreased 2.4% as a percentage of net revenue in 2018 compared to 2017. The decrease was primarily due to project mix, positive estimated cost-to-complete revisions on a major UK Water project in 2017, and positive revenue adjustments from settlements reached on a major Middle East Water project in 2017.

Administrative and Marketing Expenses

Administrative and marketing expenses fluctuate year to year due to the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, business development activities, and integration activities resulting from acquisitions. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher as a result of integration activities, including orienting newly acquired staff. Our operations also include higher administrative and marketing expenses in the first and fourth quarters as a result of the holiday season and seasonal weather conditions in the northern hemisphere, which, in turn, result in lower staff utilization.

Administrative and marketing expenses increased by $30.5 million in 2018 compared to 2017 to support the growth in our business but also reflect several unusual, non-recurring items discussed further below. Excluding these unusual items, administrative and marketing expenses would have represented 42.3% of net revenue. In spite of these additional expenses, our administrative and marketing expenses as a percentage of net revenue decreased to 42.9% in 2018 from 44.4% in 2017 and is within our expected range of 41% to 43%. The decrease in administrative and marketing expenses as a percentage of net revenue was mainly due to improved utilization, lower integration costs, operational efficiencies, and share-based expense. As we continued monitoring our backlog and making adjustments to align staffing levels with workloads, our utilization improved. Occupancy costs decreased due to our continued efforts to consolidate offices and negotiate lower lease rates. As a consequence of management’s continued focus on reducing costs, we realized cost savings in discretionary spending and other areas. Also, we recorded a $5.0 million decrease in the fair value of our cash-settled share-based compensation (deferred share units and preferred share units).

Management’s Discussion and Analysis December 31, 2018	M-18	Stantec Inc.

Administrative and marketing expenses were negatively impacted by a lease exit liability charge of $12.8 million related to the move to our new head office in Edmonton and a past service cost of $4.7 million associated with our defined benefit pension plans. We will receive a full reimbursement from our landlord for the Edmonton lease exit liability, which is required to be treated as a lease inducement under IFRS to reduce our lease cost over the life of the new lease term. Past service costs arose from a UK High Court ruling made on October 26, 2018, resulting in an amendment to our pension plans to equalize guaranteed minimum pension (GMP) benefits.

Depreciation of Property and Equipment

Depreciation decreased $2.1 million year over year. As a percentage of net revenue, depreciation of property and equipment was 1.5% in 2018 compared to 1.6% in 2017. As a professional services organization, we are not capital intensive. In the past, we made capital expenditures mostly for items such as leasehold improvements, computer equipment, furniture, and other office and field equipment. Our additions to property and equipment of $130.2 million were $10.2 million higher than our budget of $120.0 million (set at the beginning of 2018). We advanced our spending on certain leasehold improvements and equipment expenditures originally planned for 2019. Although expenditures of $65.3 million for our new head office in Edmonton were lower than our budget of $72 million, certain of these budgeted expenditures have been deferred until 2019.

Intangible Assets

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog and finite-lived trademarks are generally amortized over an estimated useful life of 1 to 3 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 12 quarters following an acquisition.

The following table summarizes the amortization of identifiable intangible assets:

(In millions of Canadian dollars)	2018	2017

Client relationships	26.9	28.2
Backlog	9.9	22.3
Software	25.7	16.4
Other	3.6	7.9
Lease disadvantage	(1.1)	(1.8)

Total amortization of intangible assets	65.0	73.0

The decrease in intangible asset amortization of $8.0 million in 2018 compared to 2017 was mainly due to a reduction in backlog amortization and the 2017 Innovyze sale. Backlog related to acquisitions made in previous years—such as MWH Global, Inc.; Bury Holdings, Inc.; and VOA Associates, Inc.—was fully amortized in Q2 18.

During 2018, we added $66.2 million to intangible assets: $33.0 million from acquisitions and $33.2 million mainly from renewing various software agreements. Software amortization expense increased $9.3 million in 2018 compared to 2017 mainly because of a change in the licensing structure of certain design software, which reduced the estimated life. The $33.2 million additions to intangible software was consistent with our budgeted expectations set at the beginning of 2018.

Our 2018 intangible asset amortization of $65.0 million was consistent with our adjusted guidance of $70 million included in our Q3 18 Management’s Discussion and Analysis. Our guidance was adjusted from our 2017 Annual Report for acquisitions completed in the year and a change in the licensing structure of certain design software, which reduced the software’s estimated life and increased amortization.

Management’s Discussion and Analysis December 31, 2018	M-19	Stantec Inc.

We review intangible assets at each reporting period to determine whether there is an indication of impairment, and based on this review, there were no material indicators of impairment in 2018 and 2017. Our review considered external sources, such as prevailing economic and market conditions, and internal sources, such as the historical and expected financial performance of intangible assets. (See the Critical Accounting Estimates section of this report for more information about the methodology used to test long-lived assets and intangibles for impairment.)

Net Interest Expense

Net interest expense increased $2.8 million in 2018 compared to 2017. Net interest was higher as a result of a net increase of $194.1 million in our total outstanding debt levels and higher interest rates on our revolving credit facilities and term loans. This increase was partly offset with lower interest rates on our notes payable for acquisitions. The average interest rate for our revolving credit facilities and term loans was 4.53% at December 31, 2018, and 3.20% at December 31, 2017. The weighted average interest rate on our notes payable was 3.16% at December 31, 2018, and 3.46% at December 31, 2017.

Foreign Exchange Losses and Gains

We reported a foreign exchange loss of $2.7 million in 2018 and a gain of $0.2 million in 2017. Foreign exchange gains and losses arise from the translation of the foreign-denominated assets and liabilities held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell foreign currencies in exchange for Canadian dollars. The foreign exchange fluctuations in 2018 and 2017 were caused by the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities.

As at December 31, 2018, we had no material foreign-currency forward contracts.

Other Expense (Income)

Other expense was $0.1 million in 2018 compared to other income of $10.0 million in 2017. We recorded an unrealized loss of $4.9 million and a realized gain of $0.9 million on our equity securities in our investments held for self-insured liabilities. Other income also includes approximately $4 million from certain joint arrangements. Unrealized losses represent the downturn in the equity markets and are non-cash adjustments that will continue to fluctuate based on changes in fair value. In 2017, a realized gain of $9.6 million was recorded on the sale of certain equity securities. Fair value fluctuations on these investments in 2017 were recorded in other comprehensive income. However, on adoption of IFRS 9 (described in the Accounting Developments section of this report), the impact of fair value changes is now recorded through income.

Income Taxes

Our 2018 effective income tax rate was 24.3% compared to 63.2% in 2017. Our normalized effective tax rate for 2018 would be 26.8% when adjusted for a US tax reform transition tax recovery of $10.0 million offset by $4.4 million of adjustments for previous years’ current income tax. The effective tax rate is based on statutory rates in jurisdictions where we operate and on our estimated earnings in each of these jurisdictions.

After eliminating certain unusual transactions, our normalized effective tax rate for 2017 was 24.0%. The increase in this tax rate to 26.8% in 2018 was due to the recognition of tax credits in 2017 against income earned in jurisdictions with higher tax rates and the impact of losses incurred in jurisdictions with lower tax rates. The transactions affecting our 2017 tax rate that we eliminated to arrive at 24.0% are as follows: a $94.5 million net tax expense related to the Innovyze sale, a net $18.6 million US tax reform adjustment, and a $3.2 million corporate reorganization tax charge.

Management’s Discussion and Analysis December 31, 2018	M-20	Stantec Inc.

US Tax Reform

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act. This resulted in a one-time transition tax of $31.2 million on deemed mandatory repatriation of earnings and a realized recovery of $12.6 million on remeasurement of deferred tax assets and liabilities using the substantively enacted federal tax rate of 21%.

On August 1, 2018, the U.S. Treasury and Internal Revenue Services (IRS) released proposed regulations under Section 965. These regulations provided guidance relating to the one-time transition tax due on the mandatory repatriation of certain deferred foreign earnings. Based on the proposed regulations, certain tax elections filed after November 2, 2017, were deemed to be disregarded in calculating the transition tax. As such, based on the calculation methods prescribed under the proposed regulations, a tax recovery of $10.0 million was recognized on the federal portion of the tax. We will continue to monitor for new interpretation and guidance issued by the U.S. Treasury Department, the IRS, and state taxing authorities.

Discussion of Discontinued Operations

On November 2, 2018, we completed the sale of our Construction Services operations, including MWH Constructors’ UK and US divisions and Slayden Constructors, Inc. (collectively, Construction Services). The results of our Construction Services operations are reported as discontinued operations in our 2018 consolidated financial statements for all periods presented. Our statement of financial position for December 31, 2017, was not adjusted, and our financial position as at December 31, 2018, no longer includes the assets and liabilities of Construction Services.

Construction Services was acquired as part of the MWH acquisition in 2016 and was previously a reportable segment and a group of cash generating units. We assumed the defined benefit pension plan related to Construction Services and the obligations related to an ongoing UK-based waste-to-energy project. These items are included in discontinued operations.

The following table summarizes our Construction Services results:

Net loss from discontinued operations	For the year ended December 31
	2018	2017
	$	$

Revenue	884.4	1,111.4
Expenses	(953.8)	(1,111.4)
Impairment of goodwill	(53.0)	-
Loss from operating activities before income taxes	(122.4)	-
Income taxes on operating activities	10.8	-
Loss from operating activities, net of income taxes	(111.6)	-
Gain on disposal of discontinued operations before income taxes	1.5	-
Income taxes on disposal of discontinued operations	(13.8)	-
Loss on disposal of discontinued operations, net of income taxes	(12.3)	-
Net loss from discontinued operations	(123.9)	-

The table above includes the revenue and expenses for our Construction Services operations, including results up to our sales date of November 2, 2018. Also included are project losses recorded in Q4 18 associated with the

Management’s Discussion and Analysis December 31, 2018	M-21	Stantec Inc.

remaining UK waste-to-energy project. Our project losses increased because of continued EPC-related delays impacting the expected project acceptance, which is now expected to occur in Q1 19. The provisions recorded represent our best estimate of costs expected on the project.

Expenses also include a $5.8 million past service cost recognized in Q4 18 for the Construction Services defined benefit pension plan resulting from a UK High Court ruling regarding equalization benefits.

The sale of Construction Services resulted in a non-cash goodwill impairment charge of $53.0 million recorded in Q3 18 since the carrying amount of the Construction Services disposal group exceeded the estimated net proceeds on sale. Gross proceeds less estimated working capital adjustments, transaction costs, and net assets disposed resulted in a gain on sale of $1.5 million recorded in Q4 18. We are still in the process of reviewing the closing financial statements with the purchaser.

An income tax recovery was recognized on the operating activities because of our loss position from operating activities. A tax charge of $13.8 million was recognized on the sale of Construction Services because the tax basis of our net investment in the US Construction Services business is lower than the carrying amount, which resulted in a taxable gain. As well, the UK tax rate on intangible assets was adjusted downward to reflect the sale.

Management’s Discussion and Analysis December 31, 2018	M-22	Stantec Inc.

Fourth Quarter Results

The following table summarizes our key operating results from continuing operations for Q4 18 as a percentage of net revenue and the percentage increase in the dollar amount of these results in Q4 18 compared to Q4 17:

	Quarter Ended Dec 31, 2018		Quarter Ended Dec 31, 2017
		% of Net		% of Net
(In millions of Canadian dollars, except per share amounts and percentages)	$	Revenue	$	Revenue
Gross revenue	1,083.9	129.7%	977.4	130.3%
Net revenue	835.6	100.0%	749.9	100.0%
Direct payroll costs	386.2	46.2%	330.9	44.1%
Gross margin	449.4	53.8%	419.0	55.9%
Administrative and marketing expenses	382.7	45.8%	350.7	46.8%
Other expense (income)	5.5	0.7%	(5.2)	(0.7%)
EBITDA from continuing operations (note)	61.2	7.3%	73.5	9.8%
Depreciation of property and equipment	13.0	1.6%	12.7	1.7%
Amortization of intangible assets	15.1	1.8%	16.7	2.2%
Net interest expense	9.3	1.1%	5.5	0.7%
Income before income taxes	23.8	2.8%	38.6	5.1%
Income taxes	2.6	0.3%	23.0	3.0%
Net income from continuing operations	21.2	2.5%	15.6	2.1%
Net loss from discontinued operations	(32.2)	(3.8%)	(4.4)	(0.6%)
Net (loss) income	(11.0)	(1.3%)	11.2	1.5%
Basic and diluted earnings (loss) per share
Continuing operations	0.19	n/m	0.14	n/m
Discontinued operations	(0.29)	n/m	(0.04)	n/m
Total earnings per share (EPS)	(0.10)	n/m	0.10	n/m

Adjusted EBITDA from continuing operations (note)	84.2	10.1%	66.8	8.9%
Adjusted net income from continuing operations (note)	45.5	5.4%	39.7	5.3%
Adjusted basic and diluted EPS from continuing operations (note)	0.40	n/m	0.35	n/m
Dividends declared per common share	0.1375	n/m	0.1250	n/m

Gross and net revenue were accounted for using IFRS 15 in 2018 and IAS 11 in 2017. Construction Services operations are presented as discontinued operations. Prior period amounts have been restated to conform with the current year’s presentation.

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted EPS are non-IFRS measures (discussed in the Definitions section of this report).

n/m = not meaningful

Discussion of Continuing Operations

In Q4 18, Stantec generated adjusted net income from continuing operations of $45.5 million or $0.40 per share, a 14.6% and 14.3% increase, respectively, in Q4 18 compared to Q4 17. Adjusted net income was positively impacted by revenue growth, a decrease in administrative and marketing expenses as a percentage of net revenue, and a decrease in the amortization of intangible assets. As a percentage of net revenue, adjusted net income increased from 5.3% in Q4 17 to 5.4% in Q4 18.

In Q4 18, net income from continuing operations was $21.2 million or $0.19 per share, a 35.9% and 35.7% increase, respectively, in Q4 18 compared to Q4 17. Our Q4 18 results were reduced by several unusual, non-recurring expenses recorded in the quarter, as further discussed below. Q4 17 results reflected a substantial increase to income tax expense arising from changes in US tax legislation.

Management’s Discussion and Analysis December 31, 2018	M-23	Stantec Inc.

Gross and net revenue increased by 10.9% and 11.4%, respectively, in Q4 18 compared to Q4 17. This increase was positively impacted by acquisitions completed in 2017 and 2018 and by 3.5% growth in organic net revenue, reflecting growth in each geographic reportable segment and business operating unit, with the exception of Buildings, which was neutral relative to Q4 17. Revenue also increased due to fluctuations in foreign currencies. The average exchange rate for the Canadian dollar was US$0.76 in Q4 18 compared to US$0.79 in Q4 17, and the British pound sterling was GBP0.59 in both Q4 18 and Q4 17.

Gross margin increased 7.3% in Q4 18 compared to Q4 17 but declined as a percentage of net revenue—from 55.9% in Q4 17 to 53.8% in Q4 18—largely due to changes in our project mix.

Administrative and marketing expenses increased 9.1% in Q4 18 compared to Q4 17, primarily due to several unusual and non-recurring items discussed further below, but declined as a percentage of net revenue—from 46.8% in Q4 17 to 45.8% in Q4 18 (43.7% excluding unusual or non-recurring items). Results also reflect lower depreciation of property and equipment, amortization of intangible assets, and income taxes as a percentage of net revenue in Q4 18 compared to Q4 17. These were partly offset with increases in other expense and net interest expense as a percentage of net revenue.

Adjusted EBITDA increased 26.0%—from $66.8 million in Q4 17 to $84.2 million in Q4 18—and as a percentage of net revenue—from 8.9% to 10.1%. Including the effects of several unusual, non-recurring items—mainly a $12.8 million charge for a lease exit liability related to our Edmonton head office move, a $4.7 million past service cost for our UK defined benefit pensions, and a $5.5 million unrealized loss on investments held for self-insured liabilities—Q4 18 EBITDA amounted to $61.2 million. This is a 16.7% decrease compared to Q4 17 EBITDA of $73.5 million, which was positively impacted by $6.1 million in realized gains on investments held for self-insured liabilities.

Gross and Net Revenue – Q4 18 versus Q4 17

Our operations are typically affected by seasonality: the first and fourth quarters have the lowest revenue generation and project activity due to holidays and weather conditions in the northern hemisphere.

Revenue by Reportable Segment

	Gross Revenue		Net Revenue
(In millions of Canadian dollars, except percentages)	Quarter Ended Dec 31, 2018	Quarter Ended Dec 31, 2017	Quarter Ended Dec 31, 2018	Quarter Ended Dec 31, 2017	Q4 18 Organic Net Revenue Growth %

Canada	319.2	300.0	268.9	252.5	1.7%
United States	572.0	521.7	425.5	390.8	4.0%
Global	192.7	155.7	141.2	106.6	5.4%

Total	1,083.9	977.4	835.6	749.9	3.5%

Gross revenue was accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

Management’s Discussion and Analysis December 31, 2018	M-24	Stantec Inc.

Revenue by Business Operating Unit

	Gross Revenue		Net Revenue

(In millions of Canadian dollars, except percentages)	Quarter Ended Dec 31, 2018	Quarter Ended Dec 31, 2017	Quarter Ended Dec 31, 2018	Quarter Ended Dec 31, 2017	Q4 18 Organic Net Revenue Growth %

Buildings	235.0	212.4	174.8	165.0	0.0%
Energy & Resources	157.1	130.5	128.7	106.8	11.7%
Environmental Services	185.3	175.9	125.4	110.8	3.2%
Infrastructure	292.2	251.1	235.4	208.0	1.2%
Water	214.3	207.5	171.3	159.3	4.7%

Total	1,083.9	977.4	835.6	749.9	3.5%

Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current period. Gross revenue was accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

Gross revenue increased 10.9% in Q4 18 compared to Q4 17. Net revenue increased 11.4%, reflecting 3.5% organic growth, 6.0% acquisition growth, and a 1.9% change resulting from fluctuations in foreign exchange.

Our Canada operations had organic gross and net revenue growth of 2.0% and 1.7%, respectively, in Q4 18 compared to Q4 17. Organic growth continued in our Energy & Resources and Water businesses, particularly in our Oil & Gas sector. In the quarter, we also saw growth in our Environmental Services business as a result of opportunities emerging from the midstream oil and gas sector. Retraction was seen in Buildings because several major healthcare projects wound down, and retraction was seen in Infrastructure mainly because the housing market softened and certain Transportation projects slowed down.

Our US operations achieved organic gross and net revenue growth of 4.9% and 4.0%, respectively, in Q4 18 compared to Q4 17. All of our businesses grew organically except Energy & Resources. Improvements in the US economy contributed to increased demand for commercial and residential development, both publicly and privately, leading to continued growth in our Buildings, Environmental Services, and Water businesses. The ramp-up of design work on new projects awarded in the year contributed to growth in our Transportation sector. The wind-down of certain large projects contributed to retraction in our Energy & Resources business.

Our Global operations experienced organic gross and net revenue growth of 2.7% and 5.4%, respectively, in Q4 18 compared to Q4 17. Growth was driven by our Water business and increased volume in our Mining, Power, and Transportation sectors. New Water projects and our strengthening Transportation sector contributed to growth in Australia and New Zealand. Growth continued in our Latin America Mining sector and in our Mining export work because of market improvements and increased capital spending by our clients. Growth in our WaterPower & Dams and Power sectors resulted from new export projects in the Asia-Pacific region.

Management’s Discussion and Analysis December 31, 2018	M-25	Stantec Inc.

Gross Margin

Gross margin was up $30.4 million or 7.3% in Q4 18 compared to Q4 17. As a percentage of net revenue, gross margin decreased from 55.9% in Q4 17 to 53.8% in Q4 18. Gross margins quarter over quarter in our reportable segments and our business operating units are summarized below:

Gross Margin by Reportable Segments

	Quarter Ended Dec 31, 2018		Quarter Ended Dec 31, 2017
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue

Canada	134.0	49.8%	136.6	54.1%
United States	234.7	55.2%	216.8	55.5%
Global	80.7	57.2%	65.6	61.6%
Total	449.4	53.8%	419.0	55.9%

Gross Margin by Business Operating Unit

	Quarter Ended Dec 31, 2018		Quarter Ended Dec 31, 2017
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue

Buildings	93.7	53.6%	87.7	53.2%
Energy & Resources	62.3	48.4%	56.4	52.9%
Environmental Services	70.9	56.5%	65.2	58.9%
Infrastructure	127.8	54.3%	117.4	56.4%
Water	94.7	55.3%	92.3	57.9%
Total	449.4	53.8%	419.0	55.9%

Comparative figures have been reclassified due to a realignment of several business lines.

Gross margins were largely impacted by project mix, downward pressures on fees, and reduced subconsultant markups in response to economic challenges in certain markets throughout our operations. In our Canada operations, margins were also impacted by project execution challenges in our Buildings operations. In our Global operations, Q4 18 margins were more in line with expectations; Q4 17 margins were impacted by incentive fees on major contracts and positive adjustments from a major project in Latin America.

Other

Administrative and marketing expenses increased $32.0 million or 9.1% in Q4 18 compared to Q4 17. As a percentage of net revenue, administrative and marketing expenses decreased from 46.8% in Q4 17 to 45.8% in Q4 18. The decrease in administrative and marketing expenses was mainly from improved utilization, operational efficiencies, and reduced share-based compensation charges. These decreases were partly offset by a lease exit liability charge of $12.8 million because of the move to our new Edmonton head office and a $4.7 million past service cost associated with our UK defined benefit pension plans.

Amortization of intangible assets decreased due to a decrease in backlog amortization. Net interest expense increased because of increases in outstanding debt levels and the average interest rate on our revolving credit facilities and term loans.

Other expense included an unrealized fair value loss of $5.5 million on our equity securities in our investments held for self-insured liabilities. In 2017, under previous accounting standards, unrealized fair value fluctuations were included in other comprehensive income. In Q4 17, we recorded as other income a realized gain of $6.7 million associated with the sale of certain equities in our investments held for self-insured liabilities.

Management’s Discussion and Analysis December 31, 2018	M-26	Stantec Inc.

In Q4 18, our reported tax rate was 10.9%. The reduction in our reported tax rate was mainly due to the recognition of additional tax credits, estimated deduction of foreign-derived intangible income introduced with US tax reform, and non-taxable capital gains. Our effective tax rate is based on statutory rates in jurisdictions where we operate. Q4 17 included a US tax reform net tax impact of $18.6 million and was adjusted to normalize our tax rate from 59.6% to 11.4%.

Discussion of Discontinued Operations

In Q4 18, we recorded a net loss from discontinued operations of $32.2 million ($35.8 million on a pre-tax basis). This included results from October 1, 2018, to our sales date of November 2, 2018, for our Construction Services operations and estimated project losses associated with the remaining UK waste-to-energy project.

Quarterly Trends

The following is a summary of our quarterly operating results for the last two fiscal years. Previously reported results for the first three quarters of 2018 and for 2017, excluding gross and net revenue amounts, have been restated for discontinued operations accounting.

Quarterly Unaudited Financial Information

	2018				2017
(In millions of Canadian dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenue	1,083.9	1,086.6	1,092.0	1,021.3	977.4	1,000.9	1,046.3	1,004.1
Net revenue	835.6	847.5	863.3	808.8	749.9	787.5	831.7	804.7
Net income (loss) from continuing operations	21.2	55.9	57.6	36.6	15.6	43.3	99.1	(61.0)
Net (loss) income from discontinued operations, net of tax	(32.2)	(73.9)	(18.0)	0.2	(4.4)	2.9	(1.5)	3.0
Net (loss) income	(11.0)	(18.0)	39.6	36.8	11.2	46.2	97.6	(58.0)

Basic earnings (loss) per share
Continuing operations	0.19	0.49	0.51	0.32	0.14	0.38	0.87	(0.54)
Discontinued operations	(0.29)	(0.65)	(0.16)	-	(0.04)	0.03	(0.01)	0.03
Total basic (loss) earnings per share	(0.10)	(0.16)	0.35	0.32	0.10	0.41	0.86	(0.51)

Diluted earnings (loss) per share
Continuing operations	0.19	0.49	0.51	0.32	0.14	0.37	0.86	(0.54)
Discontinued operations	(0.29)	(0.65)	(0.16)	-	(0.04)	0.03	(0.01)	0.03
Total diluted (loss) earnings per share	(0.10)	(0.16)	0.35	0.32	0.10	0.40	0.85	(0.51)

Continuing operations
Adjusted net income	45.5	51.2	62.0	47.9	39.7	57.1	58.4	41.5
Adjusted basic and diluted EPS (note)	0.40	0.45	0.54	0.42	0.35	0.50	0.51	0.36

Construction Services operations are presented as discontinued operations. Prior period amounts have been restated to conform with the current year’s presentation. Gross and net revenue in 2018 were accounted for using IFRS 15 and IAS 11 prior to 2018. Adjusted net income and adjusted EPS are non-IFRS measures and are further discussed in the Definitions section of this report.

Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money.

Management’s Discussion and Analysis December 31, 2018	M-27	Stantec Inc.

Reconciliation of Previously Reported Adjusted Measures

	2018			2017
(In millions of Canadian dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Adjusted net income - continuing operations	51.2	62.0	47.9	39.7	57.1	58.4	41.5
Add back (deduct) after-tax:
Corporate costs	2.8	2.4	3.2	5.9	(0.8)	3.7	2.3
Change in adjusted definition	14.4	1.3	(1.3)	0.3	0.1	-	0.1
Previously disclosed adjusted net income - Consulting Services (note)	68.4	65.7	49.8	45.9	56.4	62.1	43.9
Previously disclosed adjusted diluted EPS - Consulting Services (note)	0.60	0.58	0.44	0.40	0.50	0.54	0.37

note: The results for Q1 17, Q4 17, and Q1 18, have not previously been disclosed. The change in adjusted definition for Q3 18 included a $10.0 million US tax recovery adjustment.

Our continuing operations now solely comprises our Consulting Services business. Certain corporate costs, which have historically been allocated to Construction Services, are now required to be classified with our continuing operations. As such, the table above reconciles our adjusted net income and adjusted diluted earnings per share presented for our continuing operations to previously disclosed results for Consulting Services.

The following items impact the comparability of our quarterly results:

Gross Revenue

	Q4 18 vs.	Q3 18 vs.	Q2 18 vs.	Q1 18 vs.
(In millions of Canadian dollars)	Q4 17	Q3 17	Q2 17	Q1 17
Increase (decrease) in gross revenue due to
Net acquisition growth	50.5	27.3	22.2	7.7
Organic growth	35.5	34.1	48.3	32.0
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	20.5	24.3	(24.7)	(22.6)
Total net increase in gross revenue	106.5	85.7	45.8	17.1

Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

In Q1 17, our results were impacted by a deferred tax charge of $90.4 million related to the potential sale of Innovyze; excluding this impact, our net income for Q1 17 would have been $32.4 million. In Q2 17, our results were impacted by the completion of the Innovyze sale; excluding this impact, our net income for Q2 17 would have been $47.1 million. In Q4 17, our results were impacted by net tax expenses of $18.6 million from the US tax reform; excluding this impact, our net income for Q4 17 would have been $29.8 million. In Q3 18, our results were impacted by a goodwill impairment charge of $53.0 million and a deferred tax charge of $8.7 million related to the potential sale of Construction Services; excluding this impact, our net income for Q3 18 would have been $43.7 million.

We experience variability in our results of operations from quarter to quarter due to the seasonal nature of the industries and geographic locations we operate in. In the first and fourth quarters, we see seasonal slowdowns related to winter weather conditions and holiday schedules. (See additional information about operating results in our Management’s Discussion and Analysis for each respective quarter.)

Statements of Financial Position

The following highlights the major changes to our assets, liabilities, and equity from December 31, 2017, to December 31, 2018. Although the operating results and cash flows of our Construction Services business have been presented as discontinued operations, our statement of financial position comparatives were not adjusted.

Management’s Discussion and Analysis December 31, 2018	M-28	Stantec Inc.

Balance Sheet Summary

(In millions of Canadian dollars, except percentages)	Dec 31, 2018	Dec 31, 2017

Total current assets	1,635.5	1,608.2
Property and equipment	289.4	212.6
Goodwill	1,621.2	1,556.6
Intangible assets	247.7	262.4
Net employee defined benefit asset	10.0	12.7
Other assets	175.5	195.5
All other assets	30.6	35.1

Total assets	4,009.9	3,883.1

Current portion of long-term debt	48.5	198.2
Current portion of provisions	42.4	28.1
All other current liabilities	767.7	929.2

Total current liabilities	858.6	1,155.5
Long-term debt	885.2	541.4
Provisions	78.2	68.1
Net employee defined benefit liability	68.6	44.8
Other liabilities	140.4	101.1
All other liabilities	70.2	72.9
Equity	1,906.9	1,896.3
Non-controlling interests	1.8	3.0

Total liabilities and equity	4,009.9	3,883.1

Refer to the Liquidity and Capital Resources section for an explanation of the changes in current assets and current liabilities and the Shareholders’ Equity section for an explanation of the changes in equity.

Overall, the carrying amounts of assets and liabilities for our US subsidiaries on our consolidated balance sheets increased because of the weakening Canadian dollar—from US$0.80 at December 31, 2017, to US$0.73 at December 31, 2018. In addition, the sale of Construction Services reduced our assets and liabilities at December 31, 2018, compared to 2017. Other factors that impacted our long-term assets and liabilities are indicated below.

Property and equipment increased mainly because of $56.4 million in additions for leasehold improvements for our new Edmonton headquarters building. Goodwill and intangible assets were impacted by acquisitions completed in the year, foreign exchange, and the sale of Construction Services (further discussed in the Goodwill section that follows). Intangible assets also decreased as a result of amortization recorded in the year. Other financial assets decreased mainly because of a $10.9 million reduction in holdbacks on long-term contacts resulting from the sale of Construction Services.

Total current and long-term debt increased $194.1 million for the following reasons: increases in our revolving credit facilities and term loan of $169.0 million, notes payable from acquisitions of $16.0 million, and finance lease obligations of $9.1 million. These increases are net of a repayment of $150.0 million of Tranche A of our term loan during Q2 18. Increased drawings on the revolving credit facilities were made to finance acquisitions and working capital needs.

Management’s Discussion and Analysis December 31, 2018	M-29	Stantec Inc.

Increases in provisions and other liabilities were due primarily to our move to the new Edmonton head office. Included in provisions is our lease exit liability charge of $12.8 million and in other liabilities is an increase in our total lease inducement benefits of $54.0 million. Lease inducement benefits reimbursed are deferred and amortized over the life of the new lease term and reduce our future lease cost.

The net employee defined benefit liability increased $23.8 million and the net employee defined benefit asset decreased $2.7 million for a combined net increase of $26.5 million. This change is due to the addition of PBA’s pension plan of $16.5 million (an acquisition made during the year), a past service cost of $10.5 million related to new legal requirements in the United Kingdom, and a negative return on plan assets of $17.4 million. These increases were offset by contributions of $16.1 million and other adjustments of $1.8 million, which included actuarial losses, payments, and other expenses.

Goodwill

In accordance with our accounting policies (described in note 4 of our 2018 audited consolidated financial statements), we conduct a goodwill impairment test annually as at October 1 or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31.

We allocate goodwill to our cash generating units (CGUs) or groups of CGUs. Prior to the sale of Construction Services, we had seven CGUs: three were grouped into Consulting Services – Global; two were grouped into Construction Services for the purposes of testing impairment. As a Company, we do not monitor goodwill at or allocate goodwill to our business operating units.

On November 2, 2018, we completed the sale of Construction Services, resulting in a $67.2 million net reduction in goodwill (net of a non-cash goodwill impairment charge). We reviewed the carrying value of the Construction Services disposal group as at September 30, 2018, and determined that the carrying value of the disposal group exceeded the estimated proceeds on sale. As a result, we recognized a goodwill impairment charge of $53.0 million in Q3 18.

On October 1, 2018, and October 1, 2017, we performed our annual goodwill impairment tests. Based on the results, we concluded that the recoverable amount of each CGU or each group of CGUs approximated or exceeded its carrying amount and, therefore, goodwill was not impaired.

Valuation techniques

When performing our goodwill impairment test, we compare the recoverable amount of our CGUs or groups of CGUs to their respective carrying amounts. We use the fair value less costs of disposal approach when estimating the recoverable amount. Within the fair value approach, we apply the income approach as our valuation technique. This approach uses a CGU’s or group of CGUs’ projection of estimated operating results and discounted cash flows based on a discounted rate that reflects current market conditions and the risk of achieving cash flows. (Note 12 in our 2018 audited consolidated financial statements provides more details about our valuation technique and key assumptions used in our goodwill impairment test and is incorporated by reference in this report.)

For our impairment tests performed on October 1, 2018, and October 1, 2017, we used cash flow projections from financial forecasts approved by senior management, and to discount the cash flows for each CGU or group of CGUs, we used after-tax discount rates ranging from 9.3% to 17.0% (2017 – 8.9% to 15.1%). For our cash flow projections, we considered estimates of economic and market information, including growth rates in revenues, estimates of future changes in operating margins, and cash expenditures. Other significant estimates and assumptions included estimates of future capital expenditures and changes in future working capital requirements.

Management’s Discussion and Analysis December 31, 2018	M-30	Stantec Inc.

We believe that our methodology provides us with a reasonable basis for determining whether an impairment charge should be taken. If market and economic conditions deteriorate or if volatility in the financial markets causes declines in our share price, increases our weighted-average cost of capital, or changes valuation multiples or other inputs to our goodwill assessment, our goodwill may require testing for impairment between annual test dates. Moreover, changes in the numerous variables associated with the judgments, assumptions, and estimates we made in assessing the fair value of our goodwill could cause our CGUs or groups of CGUs to be impaired. These impairments are non-cash charges that could have a material adverse effect on our consolidated financial statements but would not have any adverse effect on our liquidity, cash flows from operating activities, or debt covenants, and would not have an impact on future operations.

Sensitivity

For Consulting Services – Canada and Consulting Services – United States, management believes that no reasonably possible change in any of the key assumptions would have caused the carrying amount to exceed its recoverable amount. For our Consulting Services – Global group of CGUs, as at the impairment testing date, the recoverable amount approximated the carrying amount. As a result, any adverse change in key assumptions could cause the carrying value to exceed the fair value less costs of disposal. The Consulting Services – Global group of CGUs had a moderated outlook in the pace of recoveries in the energy and mining sectors and in public spending in regions linked to these markets. These moderated outlooks were reflected in the Company’s budget and projections finalized in late 2018.

The values assigned to the most sensitive key assumptions for our Consulting Services – Global group of CGUs are listed in the table below:

Key Assumptions	Consulting Services - Global

Operating margin rates (note)	5.6% to 8.7%
After tax discount rate	11.2%
Terminal growth rate	3.0%
Non-cash working capital rates (note)	20.3% to 20.5%
Average annual net revenue growth rate (2019-2023)	3.7%

note: Operating margin rates and non-cash working capital rates are calculated on net revenue.

Liquidity and Capital Resources

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility (with access to an additional $400 million subject to approval), our $310 million senior secured term loan, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model reduces the impact of changing market conditions on our operating cash flows. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

We continue to limit our exposure to credit risk by placing our cash and short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. We mitigate risk associated with these bonds and equities through the overall quality and mix of our investment portfolio.

Management’s Discussion and Analysis December 31, 2018	M-31	Stantec Inc.

Working Capital

The following table shows summarized working capital information as at December 31, 2018, compared to December 31, 2017:

(In millions of Canadian dollars, except ratios)	Dec 31, 2018	Dec 31, 2017	Change

Current assets	1,635.5	1,608.2	27.3
Current liabilities	(858.6)	(1,155.5)	296.9
Working capital (note)	776.9	452.7	324.2
Current ratio (note)	1.90	1.39	n/a

note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definitions section of this report.

Overall, the carrying amounts of current assets and liabilities for our US subsidiaries on our consolidated statements of financial position increased due to the weakening Canadian dollar. In addition, the sale of Construction Services reduced our current assets and liabilities at December 31, 2018, compared to 2017. Other factors that impacted our current assets and liabilities are outlined in the following paragraphs.

Current assets increased primarily because trade and other receivables, unbilled receivables, and contract assets collectively had a net increase of $91.5 million. These increases were partly offset by a decrease in cash and cash equivalents and cash in escrow of $62.2 million (further explained in the Cash Flows section that follows). A net increase in receivables was primarily due to the days aging, leasehold inducement benefits recoverable from our landlords of $44.0 million, and a receivable owing from the sale of Construction Services.

Gross revenue trade receivables increased 3.6%, or $27.3 million, from December 31, 2017, to December 31, 2018. During the year, our gross trade receivables in the over-90-day aging categories increased 17.0%, or $18.6 million, due to new receivables from acquisitions; this was partly offset by the sale of Construction Services. The mix of clients may impact our trade receivables aging categories going forward.

Investment in trade and other receivables, unbilled receivables, and contract assets increased from 84 days at December 31, 2017, to 103 days at December 31, 2018. The increase was due primarily to the sale of our Construction Services operations, which had lower days sales compared to our Consulting Services operations. Construction Services was 47 days at December 31, 2017, and Consulting Services was 94 days at December 31, 2017. The increase in days for Consulting Services occurred mainly in our US operations and more specifically in our Energy & Resources and Water businesses.

The decrease in current liabilities was caused primarily by a decrease in the current portion of long-term debt, trade and other payables, and deferred revenue. Tranche A of the term loan of $150.0 million, previously included as current, was repaid on May 6, 2018. Trade and other payables decreased $137.4 million and deferred revenue decreased $13.0 million compared to December 31, 2017, primarily because of the sale of Construction Services, and was partly offset with increases from acquisitions.

Decreases in current liabilities were partly offset by an increase in provisions. Included in the current portion of the provision is $15.6 million in expected project losses related primarily to an ongoing UK-based waste-to-energy project. In connection with the sale of our Construction Services operations, Stantec assumed the responsibility for the project. As described in the Discussion of Discontinued Operations section of this report, this project includes two components—EPC and O&M service—and the provisions recorded represent our best estimate of costs expected on the project.

Management’s Discussion and Analysis December 31, 2018	M-32	Stantec Inc.

Cash Flows

Our cash flows from (used in) operating, investing, and financing activities, as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Continuing Operations			Discontinued Operations				Total
(In millions of Canadian dollars)	2018	2017	Change	2018	2017	Change	2018	2017	Change

Cash flows from (used in) operating activities	205.2	254.4	(49.2)	(32.6)	9.3	(41.9)	172.6	263.7	(91.1)

Cash flows (used in) from investing activities	(262.9)	62.6	(325.5)	(3.2)	(2.3)	(0.9)	(266.1)	60.3	(326.4)

Cash flows from (used in) financing activities	18.1	(280.2)	298.3	(0.1)	(0.9)	0.8	18.0	(281.1)	299.1

Cash flows from (used in) operating activities

Cash flows from operating activities from continuing operations are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, including annual employee short-term incentive payments. The decrease in cash flows from operating activities in 2018 compared to 2017 resulted from an increase in our days sales on investments in trade and other receivables, contract assets, cash paid to suppliers because of acquisition growth and the timing of various payments, and a $14.3 million increase in taxes paid as a result of paying more tax instalments. The decrease in cash flows was partly offset by an increase in cash receipts from clients due to acquisition growth.

Cash flows (used in) from investing activities

Cash flows used in investing activities from continuing operations increased in 2018 compared to 2017. The increase in cash flows used was due primarily to increases in acquisitions and additions made for property and equipment and software purchases. We had cash inflows in 2017 because of $213.1 million in net proceeds received from the sale of Innovyze.

Property and equipment and software purchases totaled $64.1 million in 2017 compared to $134.2 million in 2018. The increase mainly related to $55.7 million spent on leasehold improvements for our new Edmonton headquarters building.

Cash flows from (used in) financing activities

Cash flows from financing activities increased in 2018 compared to 2017 and was due to a net cash inflow of $312.3 million from our revolving credit facility compared to a cash outflow of $203.0 million in 2017. This was partly offset by a $150 million repayment made on Tranche A of our term loan, and we used initial proceeds from the Construction Services sale to reduce a portion of our revolving credit facility. In 2017, we used $221.3 million from the proceeds of the Innovyze sale to reduce our revolving credit facility. As well, shares under our Normal Course Issuer Bid (NCIB) were repurchased for $74.7 million in 2018 compared to $14.4 million in 2017.

Capital Management

We manage our capital structure according to our internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 to 1.0. At December 31, 2018, our net debt to EBITDA ratio was 2.42, calculated on a trailing four-quarter basis. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

On June 27, 2018, Stantec amended its syndicated credit facilities (Credit Facility) which, subsequent to the amendment, consists of a senior revolving credit facility of a maximum of $800 million and senior term loans of $310 million in two tranches. Before the amendment, a third tranche (Tranche A) was drawn in Canadian funds of $150 million and was repaid on May 6, 2018.

Management’s Discussion and Analysis December 31, 2018	M-33	Stantec Inc.

The amendment changed certain terms and conditions, including making all the facilities unsecured and extending the maturity date of its revolving credit facility by five years and Tranches B and C of its term loans by four years and five years respectively. Additional funds can be accessed subject to approval and under the same terms and conditions. The amendment increased the amount of additional funds the Company can access from $200 million to $400 million.

The revolving credit facility expires on June 27, 2023, may be repaid from time to time at our option, and is available for future acquisitions, working capital needs, and general corporate purposes. Tranches B and C of the term loan were drawn in Canadian funds of $150 million (due June 27, 2022) and $160 million (due June 27, 2023) respectively.

The credit facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance; US dollars as either a US base rate or a LIBOR advance; or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance; and by way of letters of credit. Depending on the form under which the credit facilities are accessed, rates of interest vary between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points vary—depending on our leverage ratio (a non-IFRS measure).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At December 31, 2018, $223.4 million was available in our revolving credit facility for future activities.

We are subject to financial and operating covenants related to our credit facilities. Failure to meet the terms of one or more of these covenants constitutes a default, potentially resulting in accelerated repayment of our debt obligation. We were in compliance with all of these covenants as at and throughout the year ended December 31, 2018.

Shareholders’ Equity

Shareholders’ equity increased from $1,896.3 million at December 31, 2017, to $1,906.9 million at December 31, 2018. Shareholders’ equity was impacted by various transactions as explained below.

We recorded a $124.1 million foreign exchange gain in our currency translation adjustments in other comprehensive income in 2018 compared to a $134.1 million loss in 2017. Unrealized gains and losses arise when translating our foreign operations into Canadian dollars. We do not hedge for this foreign exchange translation risk. The gain recorded during 2018 was caused primarily by the weakening of the Canadian dollar compared to the US dollar.

We hold investments for self-insured liabilities consisting of government and corporate bonds and equity securities. On adoption of IFRS 9, bonds held for self-insured liabilities are classified as fair value through other comprehensive income (see the Accounting Developments section of this report) and equity securities held for self-insured liabilities are classified as fair value through profit and loss. Unrecognized fair value gain or loss is recorded in other comprehensive income for corporate bonds and included in income for equity securities. Realized gains and losses on corporate bonds are transferred to income as they arise. The net unrealized gain on the fair value of these investments was $1.1 million in 2018 and $0.5 million in 2017.

The Company is a sponsor of defined benefit pension plans. Remeasurement adjustments are included in other comprehensive income. In 2018, we recorded a remeasurement loss of $10.8 million compared to a remeasurement gain of $11.6 million in 2017. This comprises actuarial gains of $4.6 million in 2018 (losses of $16.1 million in 2017), losses on plan assets of $17.4 million (return on plan assets of $30.1 million in 2017), and a deferred tax recovery of $2.0 million (deferred tax expense of $2.4 million in 2017).

Our Board of Directors grants share options as part of our incentive programs. Our board granted 1,112,779 share options in 2018 (1,229,689 in 2017) to various officers and employees of the Company. These options vest equally over a three-year period and have a contractual life of five years from the grant date. Share options exercised generated $6.9 million in cash in 2018 and $7.9 million in cash in 2017.

Management’s Discussion and Analysis December 31, 2018	M-34	Stantec Inc.

During the year, our NCIB with the TSX enabled us to purchase up to 2,278,747 common shares during the period November 14, 2017, to November 13, 2018. On November 11, 2018, we renewed our NCIB with the TSX, which enables us to purchase up to 2,273,879 common shares during the period November 14, 2018, to November 13, 2019. In connection with the NCIB, we have entered into an automatic share purchase plan (ASPP) with a designated broker to allow for the purchase of common shares under our NCIB at times when we normally would not be active in the market due to regulatory restrictions or internal trading black-out periods. Purchases under the ASPP will be determined by the broker in its sole discretion based on parameters that we established prior to any black-out period, in accordance with the terms of the ASPP and applicable TSX rules.

During 2018, 2,470,560 common shares (465,713 common shares in 2017) were repurchased for cancellation pursuant to the NCIB at a cost of $76.7 million ($14.4 million in 2017).

Other

Outstanding Share Data

At December 31, 2018, there were 111,860,105 common shares and 4,987,542 share options outstanding. From January 1, 2019, to February 27, 2019, 195,064 shares were repurchased and cancelled under our NCIB, no share options were granted, 161,374 share options were exercised, and 53,745 share options were forfeited. At February 28, 2019, there were 111,826,415 common shares and 4,772,423 share options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other liabilities as at December 31, 2018:

		Payment Due by Period
		Less than			After
(In millions of Canadian dollars)	Total	1 Year	1–3 Years	4–5 Years	5 Years

Debt	915.4	39.1	37.1	838.8	0.4
Interest on debt	167.4	39.9	77.2	50.3	-
Operating leases	1,203.6	214.7	352.5	236.4	400.0
Finance lease obligation	19.5	9.7	9.8	-	-
Purchase and service obligations	87.2	37.6	47.3	2.3	-
Other obligations	29.5	4.7	5.8	0.5	18.5
Total contractual obligations	2,422.6	345.7	529.7	1,128.3	418.9

For further information regarding the nature and repayment terms of our long-term debt, operating leases, and finance lease obligations, refer to the Cash Flows from (Used in) Financing Activities section of this report and notes 16 and 20 in our 2018 audited consolidated financial statements, incorporated by reference in this report.

Our operating lease commitments include future minimum rental payments under non-cancellable agreements for office space. Our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other obligations include amounts payable under our deferred share unit plan and amounts payable for performance share units issued under our long-term incentive plan. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement. The previous table does not include obligations to fund defined benefit pension plans although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the board of trustees for the pension plans. The Company expects to contribute $23.3 million to the pension plans in 2019.

Management’s Discussion and Analysis December 31, 2018	M-35	Stantec Inc.

Off-Balance Sheet Arrangements

As at December 31, 2018, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $71.8 million that expire at various dates before January 2020, except for $9.1 million that have open-ended terms. These—including the guarantee of certain office rental obligations—were issued in the normal course of operations.

Also, as part of the normal course of operations, our surety facilities allow for the issuance of bonds for certain types of project work. As at December 31, 2018, $800.6 million in bonds—expiring at various dates before July 2024—were issued under these surety facilities. These bonds are intended to provide owners with financial security regarding the completion of their construction project in the event of default and relate mainly to our former Construction Services business. The purchaser of the Construction Services business agreed to use reasonable efforts to arrange for Stantec to be released from these obligations as soon as practicable. Although we remain obligated for these instruments, the purchaser has indemnified Stantec should any of these obligations be triggered.

In the normal course of business, we also provide indemnifications and, in limited circumstances, guarantees. These are granted on commercially reasonable contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. We also indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications or guarantees, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Financial Instruments and Market Risk

Fair value. Financial assets (except trade and other receivables and unbilled receivables that do not have a significant financing component) are initially recognized at fair value plus directly attributable transaction costs, except for financial assets at fair value through profit and loss (FVPL), for which transaction costs are expensed. Trade and other receivables and unbilled receivables that do not have a significant financing component are initially measured at the transaction price determined in accordance with IFRS 15. Purchases or sales of financial assets are accounted for at trade dates.

Subsequent measurement of financial assets is at fair value through profit or loss, amortized cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company’s business approach for managing the financial assets and whether the instruments’ contractual cash flows represent “solely payments of principal and interest” on the principal amount outstanding (the SPPI criterion). The business approach considers whether a Company’s objective is to receive cash flows from holding assets, from selling assets in a portfolio, or a combination of both. Financial assets are reclassified only when the business approach for managing those assets changes.

•

Amortized cost: Assets held for collection of contractual cash flows—when they meet the SPPI criterion—are measured at amortized cost using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired. Items in this category include cash and cash equivalents, cash in escrow, receivables, and other financial assets.

•

FVOCI: Assets held within a business approach both to collect cash flows and sell the assets—when they meet the SPPI criterion—are measured at FVOCI. Bonds held for self-insured liabilities are included in this category. Movements in the carrying amount are reported in other comprehensive income (except impairments) until disposed of; at this time, the realized gains and losses are recognized in finance income. Interest income from these financial assets is included in finance income using the EIR method. Impairment and foreign exchange gains and losses are reported in income.

Management’s Discussion and Analysis December 31, 2018	M-36	Stantec Inc.

•

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL with realized and unrealized gains and losses reported in other income (expense). Equity securities held for self-insured liabilities are included in this category.

Financial liabilities are initially recognized at fair value and, in the case of loans and borrowings, net of attributable transaction costs. Subsequent measurement of financial liabilities is at amortized cost using the EIR method. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, and thereby calculates the amortized cost and subsequently allocates the interest income or expense over the life of the instrument. For trade and other payables and other financial liabilities, realized gains and losses are reported in income. For long-term debts, EIR amortization and realized gains and losses are recognized in net finance expense.

Market risk. We are exposed to various market factors that can affect our performance, primarily our currency and interest rates.

Currency

Our currency exchange rate risk results primarily from the following three factors:

1.	Consulting Services generates and incurs a significant portion of revenue and expenses in US dollars. Therefore, we are exposed to fluctuations in exchange rates to the extent that

a.	Foreign currency revenues greater than foreign currency expenses in a strengthening Canadian dollar environment will result in a negative impact on our income from operations.
b.	Foreign currency revenues greater than foreign currency expenses in a weakening Canadian dollar environment will result in a positive impact on our income from operations.

2.

Foreign exchange fluctuations may also arise on the translation of the balance sheet of (net investment in) our US-based or other foreign subsidiaries where the functional currency is different from the Canadian dollar, and they are recorded in other comprehensive income. We do not hedge for this foreign exchange translation risk.

3.

Foreign exchange gains or losses arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward foreign currency contracts.

Although we may buy or sell foreign currencies in exchange for Canadian dollars in accordance with our foreign exchange risk mitigation strategy, on occasion we may have a net exposure to foreign exchange fluctuations because of the timing of the recognition and relief of foreign-denominated assets and liabilities.

Interest rates

Changes in interest rates also present a risk to our performance. Our revolving credit facility and term loan balances carry a floating rate of interest. In addition, we are subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds and term deposits. Based on our loan balance at December 31, 2018, we estimate that a 0.5% increase in interest rates (with all other variables held constant) would have decreased net income by $3.2 million. A 0.5% decrease would have an equal and opposite impact on net income.

Price risk

We are subject to market price risk to the extent that our investments held for self-insured liabilities contain equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. The effect of a 1.0% increase in equity prices (with all other variables held constant) would have increased comprehensive income by $0.3 million. A 1.0% decrease would have an equal and opposite impact on comprehensive income.

Management’s Discussion and Analysis December 31, 2018	M-37	Stantec Inc.

Related-Party Transactions

We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have agreements in place with several structured entities to provide various services, including architecture, engineering, planning, and project management. Based on these agreements, we have assessed that we have control over the relevant activities, we are exposed to variable returns, and we can use our power to influence the variable returns; therefore, we control these entities and have consolidated them in our consolidated financial statements. We receive a fee generally equal to the net income of the entities and have an obligation regarding their liabilities and losses. Transactions among subsidiaries and structured entities are entered into in the normal course of business and on an arm’s-length basis. Using the consolidated method of accounting, all intercompany balances are eliminated.

From time to time, we enter into transactions with associated companies and other entities pursuant to a joint arrangement. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Associated companies are entities over which we are able to exercise significant influence but not control. A joint arrangement is classified as either a joint venture or joint operation, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. A joint venture provides us with rights to the net assets of the arrangement. A joint operation provides us with rights to the individual assets and obligations.

We account for a joint operation by recognizing our share of assets, liabilities, revenues, and expenses of the joint operation and by combining them line by line with similar items in our consolidated financial statements. We use the equity method of accounting for our associated companies and joint ventures. In 2018, total sales to our joint ventures were $39.8 million, and at December 31, 2018, receivables from our joint ventures were $10.2 million. In 2018, the total sales to our associates were $4.3 million, and at December 31, 2018, receivables from our associates were $1.0 million.

From time to time, we guarantee the obligations of a subsidiary or structured entity for lease agreements, service agreements, and obligations to a third party pursuant to an acquisition agreement. In addition, we may guarantee service agreements for associated companies, joint ventures, and joint operations. (Transactions with subsidiaries, structured entities, associated companies, joint ventures, and joint operations are further described in note 33 of our 2018 audited consolidated financial statements and are incorporated by reference in this report.)

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of our Company and include our CEO, CFO, COO, CBO, CPO, and executive vice presidents. Total compensation to key management personnel and directors recognized as an expense was $10.7 million in 2018 compared to $16.1 million in 2017.

Management’s Discussion and Analysis December 31, 2018	M-38	Stantec Inc.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires us to make various judgments, estimates, and assumptions. There has been no significant change in our critical accounting estimates in 2018 from 2017, except for the change in accounting estimates related to the adoption of IFRS 15 and IFRS 9, described in note 6 of our 2018 audited consolidated financial statements.

Note 5 of our December 31, 2018, consolidated financial statements outlines our significant accounting estimates and is incorporated by reference in this report.

The accounting estimates discussed in our consolidated financial statements are considered particularly important because they require the most difficult, subjective, and complex management judgments. Accounting estimates are done for the following:

•	Revenue and cost recognition on contracts
•	Provision for self-insured liabilities
•	Share-based payment transactions
•	Fair values on business combinations
•	Assessment of impairment of non-financial assets
•	Employee benefit plans
•	Fair value of financial instruments
•	Taxes

Because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcome.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise, either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Risk Factors, Outlook, and Cautionary Note Regarding Forward-Looking Statements sections of this report.

Accounting Developments

Recently Adopted

Effective January 1, 2018, we adopted the following standards and amendments (further described in note 6 of our December 31, 2018, consolidated financial statements and incorporated by reference in this report):

•	IFRS 15 Revenue from Contracts with Customers (IFRS 15)
•	IFRS 9 Financial Instruments (IFRS 9)
•	Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)
•	IFRIC 22 Foreign Currency Transactions and Advance Consideration (IFRIC 22)
•	Annual Improvements (2014-2016 Cycle) related to IAS 28 Investments in Associates and Joint Ventures

Management’s Discussion and Analysis December 31, 2018	M-39	Stantec Inc.

The adoption of these new standards, amendments, interpretations and improvements did not have an impact on our disclosure controls and procedures or our business activities, including debt covenants, key performance indicators, and compensation plans. IFRS 15 and IFRS 9 resulted in updates to certain internal controls over financial reporting.

Adopting the amendments to IFRS 2 and IFRIC 22 and to Annual Improvements (2014-2016 Cycle) did not have an impact on our financial position or performance results.

IFRS 15 Revenue from Contracts with Customers

The adoption of IFRS 15 resulted in a change in accounting policies. We selected the modified retrospective approach, which resulted in the after-tax cumulative effect of adoption being recognized as an adjustment to opening retained earnings at January 1, 2018, the date of initial application. Comparative information was not restated and continues to be reported under IAS 18 Revenue and IAS 11 Construction Contracts. We also elected to apply IFRS 15 only to contracts not completed at January 1, 2018, and to aggregate the effect of all contract modifications that occurred before January 1, 2018.

a)     Change in Accounting Policy and Impact on Financial Results

IFRS 15 sets out a five-step model for revenue recognition. The core principle is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration that the entity expects to be entitled to in exchange for those goods and services.

On adoption of IFRS 15, the after-tax impact on opening retained earnings was as follows:

(In millions of Canadian dollars)	Retained Earnings
Change orders and claims	(3.0)
Significant financing component	1.7
Construction Services	(22.6)
Total impact of change in accounting policy, January 1, 2018	(23.9)

Change orders and claims

Change orders and claims against the customer were included in our revenue estimates when it was probable the customer would approve or accept the amount and it could be reliably measured. Under IFRS 15, change orders and claims against the customer are included in estimated revenue when we have an enforceable right to the change order or claim, the amount can be estimated reliably, and realization is highly probable. To evaluate these criteria, we consider the cause of any additional costs incurred, the contractual or legal basis for additional revenue, and the history of favorable negotiations for similar amounts.

Significant financing component

Holdbacks on long-term contracts were previously recognized at their discounted present value. Under IFRS 15, holdbacks do not typically result in a significant financing component because the intent is to provide protection against the failure of one party to adequately complete some or all of its obligations under the contract. As a result, holdbacks on long-term contracts are no longer discounted.

Construction Services

Liquidated damages were previously included in estimated contract costs when it was considered probable that penalties would be incurred and paid. Under IFRS 15, liquidated damages are required to be included as a reduction in estimated revenue and the estimates are based on the weighting of probable outcomes.

Management’s Discussion and Analysis December 31, 2018	M-40	Stantec Inc.

b)     Impacts in Statement Presentation and Disclosure

Impacts on our financial statements

The following tables summarize the impacts of adopting IFRS 15 on the Company’s financial statements for the year ended December 31, 2018:

	Dec 31, 2018
(In millions of Canadian dollars)	As Reported	Before IFRS 15	Increase (Decrease)

Current assets
Unbilled receivables	384.6	444.4	(59.8)
Contract assets	59.7	-	59.7
Other assets	23.2	20.3	2.9

Non-current assets
Deferred tax assets	21.2	21.8	(0.6)
Other assets	175.5	167.3	8.2

Current liabilities
Deferred revenue	174.4	165.7	8.7

Shareholders’ equity
Retained earnings	851.2	848.9	2.3
Accumulated other comprehensive income	163.1	163.7	(0.6)

	For the Year Ended Dec 31, 2018
(In millions of Canadian dollars, except per share amounts)	As Reported	Before IFRS 15	Increase (Decrease)

Net income and other comprehensive income
Net income for the year from continuing operations	171.3	168.1	3.2
Net loss from discontinued operations, net of tax	(123.9)	(146.9)	23.0
Net income for the year	47.4	21.2	26.2

Other comprehensive income for the year, net of tax	114.5	115.1	(0.6)
Total comprehensive income for the year, net of tax	161.9	136.3	25.6

Earnings per share (basic and diluted)
Continuing operations	1.51	1.48	0.03
Discontinued operations	(1.09)	(1.29)	0.20
Total basic and diluted earnings per share	0.42	0.19	0.23

Presentation of contract balances

Certain balances in the consolidated statements of financial position were reclassified to comply with IFRS 15. Receivables related to contractual milestones or achievement of performance-based targets were included previously in unbilled receivables and now in contract assets. In addition, contract asset and contract liability balances (deferred revenue) are now presented on a net basis for each contract. This reclassification had no impact on opening retained earnings at January 1, 2018, the date of initial application.

Management’s Discussion and Analysis December 31, 2018	M-41	Stantec Inc.

IFRS 9 Financial Instruments

The adoption of IFRS 9 resulted in a change in accounting policies. We selected the modified retrospective approach, which resulted in the cumulative effect of adoption being recognized as an adjustment to opening retained earnings at January 1, 2018, the date of initial application. Comparative information was not restated and continues to be reported under IAS 39 Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 9 introduces new requirements for classifying and measuring financial assets and financial liabilities, including derecognition. The new standard includes a single expected credit loss (ECL) impairment model and a reformed approach to hedge accounting. Adopting IFRS 9 did not have a significant effect on our measurement of financial assets and liabilities. IFRS 9 replaces IAS 39 and significantly amends other standards dealing with financial instruments such as IFRS 7 Financial Instruments: Disclosures.

The impact on equity (after tax) on adoption of IFRS 9 follows:

(In millions of Canadian dollars)	Retained Earnings	Accumulated Other Comprehensive Loss

Reclassify equity securities from available-for-sale (AFS) to FVPL	0.9	(0.9)
Other	(0.8)	-
Total impact of change in accounting policy, January 1, 2018	0.1	(0.9)

Reclassifications of financial assets

For classifying and measuring financial assets, IFRS 9 criteria is different from IAS 39 criteria. In IFRS 9, financial instruments are classified based on two criteria: (1) a company’s business approach for managing financial assets and (2) whether the instruments’ contractual cash flows represent “solely payments of principal and interest” on the principal amount outstanding (the SPPI criterion).

On January 1, 2018, we assessed the business approach that applies to our financial assets and classified our financial assets into appropriate IFRS 9 categories. Certain investments in equity securities were reclassified from assets available for sale to fair value through profit or loss (FVPL) ($49.4 million) at January 1, 2018, because they did not meet the criteria to be classified as fair value through other comprehensive income (FVOCI) as their cash flows did not meet the SPPI criterion. Related unrealized gains of $0.9 million were transferred from other comprehensive income to retained earnings at January 1, 2018.

Future Adoptions

The list below includes issued standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective. We are currently assessing the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements and cannot reasonably estimate the effect at this time.

•	IFRS 16 Leases

•	IFRIC 23 Uncertainty over Income Tax Treatments

•	Prepayment Features with Negative Compensation (Amendments to IFRS 9)

•	Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28)

•	Annual Improvements (2015–2017 Cycle) (Amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes, and IAS 23 Borrowing Costs)

•	Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)

•	Conceptual Framework for Financial Reporting

•	Definition of a Business (Amendments to IFRS 3)

•	Definition of Material (Amendments to IAS 1 and IAS 8)

These standards, amendments, and interpretations are described in note 6 of our December 31, 2018, consolidated financial statements and are incorporated by reference in this report.

Management’s Discussion and Analysis December 31, 2018	M-42	Stantec Inc.

Materiality

We determine whether information is “material” based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information was omitted or misstated.

Definition of Non-IFRS Measures

This Management’s Discussion and Analysis includes references to and uses terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, EBITDA, net debt to EBITDA, leverage ratio, adjusted EBITDA, adjusted net income, and adjusted EPS. These non-IFRS measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Working Capital. We use working capital as a measure for assessing overall liquidity. Working capital is calculated by subtracting current liabilities from current assets. There is no directly comparable IFRS measure for working capital.

Current Ratio. We use current ratio as a measure for assessing overall liquidity. Current ratio is calculated by dividing current assets by current liabilities. There is no directly comparable IFRS measure for current ratio.

EBITDA. EBITDA represents net income before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets, and goodwill and intangible impairment. This measure is referenced in our credit facility agreement as part of our debt covenants, and we use it as part of our overall assessment of our operating performance. There is no directly comparable IFRS measure for EBITDA.

Net Debt to EBITDA. As part of our assessment of our capital structure, we monitor net debt to EBITDA. This measure is referenced in our credit facility agreement as part of our debt covenants. It is defined as the sum of (1) long-term debt, including current portion, less cash and cash equivalents and cash in escrow, divided by (2) EBITDA (as defined above). There is no directly comparable IFRS measure for net debt to EBITDA.

Leverage Ratio. This ratio is referenced in our credit facilities agreement as part of our debt covenants. It is defined as total indebtedness divided by EBITDA. Total indebtedness, as defined in the credit facility agreement, includes all obligations for borrowed money; bonds, debentures, notes, or similar instruments; the deferred purchase price of property or services (excluding current accounts payable); and bankers’ acceptances; plus all of the following: obligations upon which interest is customarily paid; obligations under conditional sale or other title retention agreements related to property acquired; indebtedness secured by liens on owned property; guarantees; capital lease obligations; letters of credit or guarantee; hedge exposures; and obligations to purchase, redeem, retire, or otherwise acquire our equity securities. There is no directly comparable IFRS measure for leverage ratio.

Adjusted Measures

Adjusted EBITDA, Adjusted Net Income, and Adjusted EPS represent the respective financial measures (1) excluding the amortization of intangibles acquired through acquisitions and (2) after the adjustments for specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. Specific items may include, but are not limited to, discontinued operations, sale of subsidiaries, adjustments arising from legislative or judicial rulings, such as changes to pension or income tax regulations, significant and unusual non-recurring costs associated with lease exit liabilities and restructuring costs, gains or losses on sales of assets, certain fair value adjustments, and asset impairment losses. We currently use EBITDA as a measure of pre-tax operating cash flow and net income as a measure of overall profitability. There is no directly comparable IFRS measure for adjusted EBITDA. The most comparable IFRS measure for adjusted net income and adjusted EPS is net income and EPS, respectively.

Management’s Discussion and Analysis December 31, 2018	M-43	Stantec Inc.

We believe adjusted EBITDA, adjusted net income, and adjusted EPS are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). They also provide supplemental measures of operating performance, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS financial measures.

Risk Factors

Overview

To deliver on our vision and strategic objectives, we continually identify and manage potential Company-wide risks and uncertainties facing our business. We view each risk in relation to all other risks because the risks considered, and the actions taken to mitigate them may create new risks to the Company.

To effectively manage risks, our Enterprise Risk Management (ERM) program

•	Maintains a value-based framework to support our efforts to manage risk effectively, transparently, and consistently

•	Reviews our risk profile continuously and iteratively so risks are identified and managed as they evolve

•	Aligns and embeds risk management into key processes like strategic planning to reduce the effect of uncertainty on achieving our objectives

•	Reports to our executives and Board of Directors to provide assurance on the effectiveness of our risk management process

Board Governance and Risk Oversight

The board provides strategic direction to and guidance on the ERM program and has delegated the responsibility for oversight of the program to the Audit and Risk Committee (ARC).

The ARC supports the development and evolution of

•	Appropriate methods to identify, evaluate, mitigate, and report the principal risks Inherent to our business and strategic direction

•	Systems, policies, and practices appropriate to address our principal risks

•	A risk appetite appropriate for the organization

Annually, the board receives a comprehensive risk report when it receives the Company’s Strategic Plan. Quarterly, the ARC receives a report on the changes in principal risks and mitigation strategies.

In addition to the ARC, the two other board committees have a role in risk management. The Health, Safety, Security, Environmental and Sustainability Committee provides oversight with a focus on relevant operational risk exposures, including the Company’s climate risk tolerance. The Corporate Governance and Compensation Committee guides the deployment of an effective corporate governance system to manage the board’s overall stewardship responsibility, including requiring that appropriate management policies are in place.

Management’s Discussion and Analysis December 31, 2018	M-44	Stantec Inc.

Management Oversight

The C-suite is directly accountable to the board for all risk-taking activities and risk management practices. Responsibility for risk management is shared across the organization. The Executive Leadership Team (ELT) manages risk from an integrated, Company-wide perspective; risk management, part of our day-to-day operations, is included in our key decision-making processes like project go/no-go decisions and strategic planning.

The ELT is supported by numerous teams—Legal; Health, Safety, Security, and Environment (HSSE); Information Technology (IT); Finance; and others—that provide risk management and compliance functions across the organization and work with management to design and monitor appropriate risk mitigation. Our Internal Audit team provides independent assurance regarding the effectiveness and efficiency of our Company-wide risk management.

Principal Risks and Uncertainties

Management remains confident in our ability to successfully achieve our long-term corporate objectives; however, like our competitors, we are exposed to risks and uncertainties. Our risk assessment has identified our most significant risks (see Risks section below). These risks are listed from most to least significant based on their assessed impact on our Company and the probability that they may occur. If any risks occur, individually or in combination, our business, financial condition, results of operations, and prospects could be materially and adversely affected. Given our assessment and mitigation efforts, we do not expect any such material adverse impacts, but we plan for them as part of our ERM processes.

The risks and uncertainties described in this report are not the only ones we face. Additional risks and uncertainties—that we are unaware of, that we currently believe are not material, and that may arise based on new developments—may also become important factors that adversely affect our business.

Risks

Project workplaces are inherently dangerous. Failure to maintain safe work sites could have an adverse impact on Stantec’s business, reputation, financial condition, and results of operations.

With projects and office locations across the globe, our employees travel to and work in high-security-risk countries that may be undergoing political, social, and economic problems that could lead to war, civil unrest, criminal activity, acts of terrorism, or public health crises.

Construction sites are inherently dangerous. Though we invest in a strong program that is focused on the health, safety, and security of our employees and controls environment-related risks, we are exposed to the risk of personal injury, loss of life, or environmental or other damage to our property or the property of others. We could be exposed to civil or statutory liability arising from injuries or deaths or be held liable for either uninsured damages or damages higher than our insurance coverage.

We may also incur additional costs on projects due to delays arising from health and safety incidents. Failure to maintain a strong safety record may also result in losing client confidence and future projects.

Failure to attract, retain, and mobilize skilled employees could harm our ability to execute our strategy.

Stantec derives revenue almost exclusively from services performed by our employees. Failing to attract, retain, and mobilize highly qualified staff could impede our ability to compete for new projects, deliver successfully on projects, and maintain or expand client relationships. This risk may be further increased because of high competition for staff, a result of the record low unemployment levels in the United States.

Management’s Discussion and Analysis December 31, 2018	M-45	Stantec Inc.

Stantec bears the risk of cost overruns on fixed-price contracts.

Our business has historically followed a fee-for-service model; however, some clients in select markets and business operating units are demanding alternative project delivery (APD) methods such as bundled engineering, and procurement; design-builds; and public-private partnerships. Stantec may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates or if we make errors in estimating costs. Poor project management may also result in cost overruns and liabilities.

Failure to maintain effective operational management practices may adversely affect Stantec’s financial condition and results of operations.

For Stantec to succeed, our internal processes—including project management, billing and collecting tools, and an appropriate insurance program—must be managed effectively; otherwise, we may incur additional costs. Projects that are over budget or not on schedule may lead to client dissatisfaction, claims against Stantec, and withheld payments. Delayed billings and customer payments may require Stantec to increase working capital investment.

Stantec may have difficulty achieving organic growth expectations.

If we are unable to effectively compete for projects, expand services to existing and new clients by cross-selling our services, and attract qualified staff, or if we are significantly affected by adverse economic conditions, we may have difficulty increasing our market share and achieving organic growth objectives.

Failure to manage subcontractor performance could lead to significant losses.

Profitably completing some contracts depends on the satisfactory performance of subcontractors and subconsultants. If these third parties do not perform to acceptable standards, Stantec may need to hire others to complete the tasks, which may add costs to a contract, impact profitability, and, in some situations, lead to significant losses and claims.

Due to participation in joint arrangements, we may have limited control and be adversely impacted by the failure of the joint arrangement or its participants in fulfilling their obligations.

As part of our business strategy, Stantec may enter into joint arrangements, such as partnerships or joint ventures, where control is shared with unaffiliated third parties. For certain projects, we have contractual joint and several liability with these parties. In some cases, these joint arrangements may not be subject to the same internal controls (over financial reporting and otherwise) that we follow. Failure by a joint-arrangement partner to comply with rules, regulations, and client requirements may adversely impact Stantec’s reputation, business, and financial condition.

Demand for Stantec’s services is vulnerable to economic downturns and reductions in government and private industry spending.

Demand for our services is vulnerable to economic conditions and events. As a growing global organization, we are more widely exposed to geopolitical risks and fluctuations in the local economies where we operate. These risks can negatively impact client interest in pursuing new projects.

For example, currency and interest rate fluctuations, inflation, financial market volatility, and credit market disruptions may negatively affect the ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms. This may impact their ability to pay us on time for our services, which, in turn, may adversely affect our backlog, earnings, and cash flows.

In these conditions, our clients may seek to change the overall mix of services they purchase and demand more favorable contract terms, including lower prices. Increased competition during an economic decline could force us to accept unfavourable contract terms that cause revenue and margin reductions and greater liability.

Management’s Discussion and Analysis December 31, 2018	M-46	Stantec Inc.

A cybersecurity breach may cause loss of critical data, interrupt operations, and cause prejudice to our clients.

Like other global companies, we rely on computers, large enterprise systems, and information and communication technologies including third-party vendor systems, to conduct our business. Although we devote significant resources to securing Stantec’s computer systems and have strong vetting processes for third-party systems we rely on, a breach in cybersecurity is an inherently high risk. If our systems are breached, we could be exposed to system interruptions, delays, and loss of critical data that could delay or interrupt our operations. Loss of any sensitive and confidential data that our clients entrust us with could harm our clients and others. Other possible adverse impacts include remediation and litigation costs, costs associated with increased protection, lost revenues, and reputational damage leading to lost clients.

A failure in our IT infrastructure could lead to business interruption and loss of critical data, adversely affecting our operating results.

To sustain business operations and remain competitive, we rely heavily on our core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design software, and business applications. As our Company grows, we must constantly upgrade our applications, systems, and network infrastructure, as well as attract and retain key IT personnel; otherwise, service delivery and revenues could be interrupted.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

The U.S. Foreign Corrupt Practices Act, UK’s Bribery Act, Canada’s Corruption of Foreign Public Officials Act, and similar worldwide anticorruption laws generally prohibit companies and their intermediaries from making improper payments to officials for obtaining or retaining business. Stantec operates in many parts of the world that have experienced government corruption. In certain circumstances, strict compliance with anticorruption laws may conflict with local customs and practices.

We train employees to strictly comply with anti-bribery laws, and our policies prohibit employees from offering or accepting bribes. We have built processes to advise our partners, subconsultants, suppliers, and agents who work with us or work on our behalf that they must comply with anti-corruption laws. Despite Stantec’s policies, training, and compliance programs, we cannot provide assurance that our internal control policies and procedures will always protect us from inadvertent, reckless, or criminal acts committed by employees or others. Violations or allegations of violations could disrupt our business and materially adversely effect our operating results or financial condition. Litigation or investigations relating to alleged violations could be costly and distracting for management, even if we are found not to have engaged in misconduct.

Claims and litigation against us could adversely impact our business.

The threat of a major loss—such as the filing of a design-defect lawsuit against Stantec for damages that exceed Stantec’s professional liability insurance limits—could adversely impact our business even if, after several years of protracted legal proceedings, Stantec is ultimately found not liable for the loss or claim.

Failure to source suitable acquisition targets could impair our growth.

As the professional services industry consolidates, suitable acquisition candidates may be more difficult to find and available only at prices or under terms that are less favorable than before. Future acquisitions may decrease our operating income or operating margins, and we may be unable to recover investments made in those acquisitions.

Management’s Discussion and Analysis December 31, 2018	M-47	Stantec Inc.

If we are not able to successfully manage our integration program, our business and results of operations may be adversely affected.

Difficulties encountered while combining acquired companies could adversely affect the Company’s business. This may prevent us from achieving anticipated synergies and improving our professional service offerings, market penetration, profitability, and geographic presence, all key drivers of our acquisition program. The value of an acquired business may decline if we are unable to retain key acquired employees. Acquired firms may also expose Stantec to unanticipated problems or legal liabilities undiscovered during our due diligence processes.

Force majeure events and climate change could interrupt our business and negatively impact our ability to complete client work.

Stantec’s offices, IT infrastructure, project sites, and staff may be impacted by events beyond our control, such as natural disasters, extreme weather, telecommunications failures, and acts of war or terrorism. Though we maintain a strong business continuity program, a major event could impact our ability to operate and may put our employees and clients at risk. This risk is exacerbated by an increasing number of extreme weather events related to climate change.

Transitioning to a lower-carbon economy may present risks in the form of new environmental regulations, laws, and policies that could result in increased costs or create the potential for litigation, possibly preventing a project from going forward.

Addressing climate change has also created opportunities for Stantec. All of our business lines have programs related to renewable energy, climate change adaptation, resiliency, sustainable buildings and infrastructure, environmental preservation, carbon capture and storage, and more. By partnering with our clients, we help them proactively address business interruption risk and better protect the environment. This results in additional revenue for Stantec.

New or changing policies, regulations, and standards could adversely affect our business operations and results.

Stantec’s business model includes a range of business operating units and jurisdictions, each with its own rules and regulations. As we grow geographically, complying with additional regulations and standards could materially increase our costs; not complying could have a significant impact on our reputation and results.

Relaxed or repealed laws and regulations could also impact the demand for our services.

New trade barriers, changes in duties or border taxes, and changes in laws, policies, or regulations governing the industries and sectors we work in could mean a decreased demand for our services or increased costs. Such changes cannot be predicted, nor can we predict their impact on our business and clients.

Currency and interest rate fluctuations, inflation, financial market volatility, or credit market disruptions may limit our access to capital.

Several capital market risks could affect our business including currency risk, interest rate risk, and availability of capital.

Although we report our financial results in Canadian dollars, a substantial portion of our revenue and expenses is generated or incurred in non-Canadian dollars. Stronger Canadian dollar could result in decreased net income from our non-Canadian dollar business.

Our credit facility carries a floating rate of interest; our interest costs will be impacted by change in interest rates. We are also subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds. Our expansion plans may be restricted without continued access to debt or equity capital on acceptable terms. This may negatively affect our competitiveness and results of operations.

Management’s Discussion and Analysis December 31, 2018	M-48	Stantec Inc.

As well, these market fluctuations may negatively affect the ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms, which will impact their demand for our services and our clients’ ability to pay for our services.

Failure to adequately tax plan could significantly impair Stantec’s overall capital efficiency.

Continuous changes to various global tax laws are a risk for our organization. Management uses accounting and fiscal principles to determine income tax positions, however, ultimate tax determinations by applicable tax authorities may vary from our estimates, adversely impacting our net income or cash flows.

A change in our effective tax rate could have a material adverse impact on the results of our operations.

Stantec has defined benefit plans that currently have a significant deficit. These could grow in the future, resulting in additional costs.

Stantec has foreign defined benefit pension plans for certain employees. In the future, our pension deficits or surplus may increase or decrease depending on changes in interest rate levels, pension plan performance, inflation and mortality rates, and other factors. If we are forced or elect to make up all or a portion of the deficit for unfunded benefit plans over a short time, our cash flow could be materially and adversely affected.

Managing Our Risks

Global Operations

We manage our business through a combination of centralized and decentralized controls that address the unique aspects of the various markets, cultures, and geographies we operate in. Our matrix-based leadership structure provides distinct yet coordinated oversight of our business services and geographies.

Our approach to integrating acquired companies involves implementing Company-wide information technology and financial management systems and providing support services from corporate and regional offices.

Business Model

Our business model—based on geography, business operating unit specialization, and life-cycle diversification—reduces our dependency on any particular industry or economic driver. We intend to continue diversifying our geographic presence and service offerings and focusing on key client sectors. We believe this will reduce our susceptibility to industry-specific and regional economic cycles and will help us take advantage of economies of scale in the highly fragmented professional services industry.

We also differentiate our Consulting Services business from competitors by entering into both large and small contracts with varying fee amounts. We work on tens of thousands of projects for thousands of clients in hundreds of locations. Our broad project mix strengthens our brand identity and ensures that we do not rely on only a few large projects for our revenue. We expect to continue to pursue selective acquisitions, enabling us to enhance our market penetration and to increase and diversify our revenue base.

Effective Processes and Systems

Our Integrated Management System (IMS) provides a disciplined and accountable framework for managing risks, quality outcomes, and occupational health and safety and environmental compliance. Stantec’s operations (except for recent acquisitions) are certified to the following four internationally recognized consensus ISO standards:

ISO 9001:2015 (Quality Management)

ISO 14001:2015 (Environmental Management)

OHSAS 18001:2007 (Occupational Health & Safety Management)

ISO/IEC 20000-1:2011 (IT Service Management)

Management’s Discussion and Analysis December 31, 2018	M-49	Stantec Inc.

The former MWH North American operations were incorporated into Stantec’s IMS ISO certifications in 2018. Our global operations are largely managed by country-specific management systems with differing ISO certifications as required to support those country- and industry-specific business requirements. We will begin the review and streamlining of the global ISO certifications in 2019.

We use a Project Management (PM) Framework that confirms and clarifies the expectations Stantec has of its project managers. It includes the critical tasks that affect both the management of risks and achievement of quality on typical projects.

Our internal practice audit process enables us to assess the compliance of operations with our IMS. This ensures that all offices and labs are audited at least once over the three-year term of our ISO 9001, ISO 14001, and OHSAS 18001 registrations. Additionally, field-level assessments are conducted for construction-related projects. We have a formal improvement process to encourage suggestions for improvement, address nonconformances to the IMS, promote root-cause analysis, and document follow-up actions and responsibilities.

Our largest and most complex projects are supported by our Programs and Business Solutions (PBS) group, which provides specialized program and project management services.

Our comprehensive IT security (cybersecurity) program is designed to predict, prevent, detect, and respond. Key initiatives include detailed security and acceptable use policies, practices, and procedures; awareness campaigns for staff; and a range of security initiatives for enforcing security standards, including regular penetration tests. Our integrated Security Incident Response team is linked to our Crisis Communication Plan to ensure that breach response protocols are aligned with our overall corporate crisis response plans.

We invest resources in our Risk Management team. Team members are dedicated to providing Company-wide support and guidance on risk avoidance practices and procedures. Structured risk assessments are conducted before we begin pursuing projects with heightened or unique risk factors.

Insurance

Our policies cover the following types of insurance: general, automobile, environmental, workers’ compensation and employers’, directors’ and officers’, professional, cyber, patent infringement, fiduciary, crime, Construction Services all risk, wrap-up, and contractors’ equipment liability. We have a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retentions related to claims. We or our clients also obtain project-specific insurance when required.

Growth Management

We have an acquisition and integration program managed by a dedicated acquisition team to minimize the risks associated with integrating acquired companies. A senior regional or business leader is appointed for each acquisition. The team is responsible for

•	Identifying and valuing acquisition candidates

•	Undertaking and coordinating due diligence

•	Negotiating and closing transactions

•	Integrating employees and leadership structures (immediately) and systems (as soon as practical following an acquisition)

Capital Liquidity

We meet our capital liquidity needs and fund our acquisition strategy through various sources, including cash generated from operations, short- and long-term borrowing from our syndicated senior credit facilities ($800 million revolver and $310 million term loans), and the issuance of common shares.

Management’s Discussion and Analysis December 31, 2018	M-50	Stantec Inc.

Controls and Procedures

Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management—including our CEO and CFO, as appropriate—to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2018 (as defined in rules adopted by the Securities and Exchange Commission (SEC) in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective.

As permitted by published guidance of the SEC in the United States, management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of ESI Limited; Occam Engineers Inc.; Traffic Design Group Limited; Norwest Corporation; Cegertec Experts Conseils Inc.; Peter Brett Associates LLP and PBA International Limited; and True Grit Engineering Limited acquisitions; these are included in the Company’s 2018 consolidated financial statements. Aggregate assets acquired were $127.0 million, representing 3.2% of the Company’s total assets as at December 31, 2018. Gross revenue earned from the dates of acquisition to December 31, 2018, constituted 2.0% of the Company’s gross revenue for the year ended December 31, 2018.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. Management’s Annual Report on Internal Control over Financial Reporting and the Independent Auditors’ Report on Internal Controls are included in our 2018 consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2018, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Corporate Governance

Disclosure Committee

Stantec’s Disclosure Committee consists of a cross-section of management. The committee’s mandate is to regularly review Stantec’s Disclosure Policy and practices in accordance with applicable legislative and regulatory reporting requirements.

Board of Directors

Stantec’s Board of Directors has 10 members. Eight members are independent under Canadian securities laws and under the rules of the SEC and the NYSE and are free from any interest or relationship that could materially interfere with their ability to act in the best interest of our Company and shareholders. Because Bob Gomes has been the CEO of Stantec within the past three years and Gord Johnston is Stantec’s current chief executive officer, they are not considered independent. The chair of Stantec’s Board of Directors, Aram Keith, is an independent director.

Management’s Discussion and Analysis December 31, 2018	M-51	Stantec Inc.

The board’s mandate is to supervise Stantec’s management in the best interests of the Company. The board fulfills its mandate by

•	Overseeing the Company’s strategic planning process
•	Satisfying itself as to the integrity of the CEO and other executive officers
•	Monitoring the Company’s policy for communicating with shareholders, other stakeholders, and the public
•	Reviewing and monitoring the Company’s principal business risks as identified by management, along with the systems for managing those risks
•	Overseeing senior management succession planning, including the appointment, development, and monitoring of senior management
•	Verifying that management maintains the integrity of the Company’s internal controls and management information systems

In 2018, Stantec’s board included three committees: the Audit and Risk Committee (ARC), the Corporate Governance and Compensation Committee (CGCC), and the Health, Safety, Security, Environment, and Sustainability (HSSES) Committee. The ARC and CGCC comprises independent directors only; the HSSES Committee is a mix of independent and non-independent directors.

Audit and Risk Committee

The ARC monitors, evaluates, approves, and makes recommendations on matters affecting Stantec’s external audit, financial reporting, accounting control policies, and risk management. The chair provides regular reports at the Company’s board meetings. The board has determined that each member is financially literate and independent and that three members of the committee are “financial experts” (as the term is defined under the rules of the SEC and NYSE).

Corporate Governance and Compensation Committee

The CGCC monitors, evaluates, approves, and makes recommendations on matters affecting corporate governance and board and executive compensation. Governance matters include but are not limited to board size, director nominations, orientation, education, and self-evaluation. Compensation matters include but are not limited to director and executive management compensation, performance review, and succession planning. The committee reviews and approves the CEO’s objectives and monitors these objectives quarterly. The chair provides regular reports at board meetings.

Health, Safety, Security, Environment and Sustainability Committee

The HSSES Committee monitors, evaluates, approves, and makes recommendations on matters regarding health, safety, security, and environment risks; sustainability; emergency preparedness; and non-financial risks arising from the Company’s integrity management program. The chair provides regular reports at the Company’s board meetings.

More information about Stantec’s corporate governance can be found on our website (stantec.com), and additional information will be available in the Management Information Circular prepared for our May 10, 2019, annual general meeting of shareholders. As well, the following documents are posted on our website:

•	Corporate Governance Guidelines
•	Audit and Risk Committee Terms of Reference
•	Corporate Governance and Compensation Committee Terms of Reference
•	Health, Safety, Security, Environment and Sustainability Committee Terms of Reference
•	Code of Business Conduct

The documents listed above are not and should not be deemed to be incorporated by reference. Printed copies of these documents are available to any shareholder requesting them.

Management’s Discussion and Analysis December 31, 2018	M-52	Stantec Inc.

Subsequent Events

Normal Course Issuer Bid

From January 1, 2019, to February 28, 2018, pursuant to our NCIB, we repurchased and cancelled 195,064 common shares at an average price of $30.63 per share for an aggregate price of $6.0 million.

Interest Rate Swap

In January 2019, we entered into a $160.0 million interest rate swap agreement maturing on June 27, 2023. The swap agreement has the effect of converting the variable interest rate on $160.0 million of the revolving credit facility into a fixed rate of 2.295%, plus an applicable basis point spread.

Dividends

On February 27, 2019, our Board of Directors declared a dividend of $0.145 per share, payable on April 15, 2019, to shareholders of record on March 29, 2019.

Cautionary Note Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2019 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:

•

The discussion of our goals in the Core Business and Strategy sections including but not limited to our ability to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth, capitalize on strategic opportunities, and grow our market presence

•	Our expectation that we will achieve our 2019 target ranges and expectations for certain measures that are disclosed in the Targets and Outlook sections of this report

•	Our expectations regarding economic trends, industry trends, and commodity prices in the sectors and regions in which we operate

•	Our expectations regarding our sources of cash and ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section

•	Our expectations on capital expenditures, software additions, amortization expenses for intangible assets, depreciation expense, and effective tax rate for 2019

•

Our expectations regarding the effects of the divestiture of our Construction Services operations on our Consulting Services business, including adjusted net income and adjusted diluted earnings per share

Management’s Discussion and Analysis December 31, 2018	M-53	Stantec Inc.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks, including the risks described in the Risk Factors section of this report.

Assumptions

In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and global economies in 2019 and their effect on our business. The factors and assumptions we used about the performance of Canadian, US, and Global economies in 2019 in determining our annual targets and our outlook for 2019 are listed in the Outlook section of this report. In addition, our budget is a key input for making certain forward-looking statements and certain key assumptions underlying our budget. These key factors and assumptions are set forth below:

•

For 2019, the World Bank forecasted 2.9% global real GDP growth. The Bank of Canada projected 1.7% GDP growth for Canada, and the Congressional Budget Office projected 2.3% GDP growth for the United States.

•	Management assumed the Canadian dollar would be relatively stable compared to 2018 and used an average value of US$0.77 in 2019.

•

In Canada, the overnight interest rate target—currently at 1.75%—is expected to rise over time, but not necessarily in 2019 and the US Federal Reserve is expected to maintain the current federal funds rate in 2019. Therefore, management assumed that the average interest rates will remain consistent in 2019.

•	To establish our effective income tax rate, management considered the tax rates substantially enacted at December 31, 2018, for the countries we operate in.

•

The Canadian unemployment rate—5.8% in January 2019—is not expected to change significantly in 2019. In the United States, the unemployment rate—4.0% for January 2019 is near the lowest level in over 10 years—is expected to fall further, to 3.5%, in 2019.

•

In the United States, housing activity is forecasted to remain positive in 2019. The expected seasonally adjusted annual rate of total housing starts for 2019 is 1,272,000, up from the expected 1,2562,000 total housing starts in 2018.

In Canada, the Canadian Mortgage and Housing Corporation suggested that the number of total housing starts will decrease in 2019. Expected new housing starts will fall between 193,700 and 204,500 units in 2019, a modest drop from forecasted housing starts in 2018; however, they would still be at historically high levels.

•

For all of 2018, the Architecture Billings Index (ABI) from the American Institute of Architects was above 50.0, suggesting growing demand for design services. We anticipate billings to remain stable throughout 2019.

Management’s Discussion and Analysis December 31, 2018	M-54	Stantec Inc.

•

Prices for most metals, minerals, and precious metals are expected to stay flat or decrease in 2019 compared to 2018, according to the World Bank. According to the US Energy Information Administration, the price of WTI crude oil is expected to average $54.79 in 2019 compared to an average of $65.06 in 2018, and US crude oil production is expected to average 12.4 million barrels a day in 2019 compared to an average of 11.0 million barrels a day in 2018.

•	Management expects to support our targeted level of growth using a combination of cash flows from operations and borrowings.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 28, 2019, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2019, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis December 31, 2018	M-55	Stantec Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018, and 2017

Management Report

The annual report, including the consolidated financial statements and Management’s Discussion and Analysis (MD&A), is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 4 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The board of directors is responsible for ensuring that management fulfills its responsibilities and for providing final approval of the annual consolidated financial statements. The board has appointed an Audit and Risk Committee comprising four directors; none are officers or employees of the Company or its subsidiaries. The Audit and Risk Committee meets at least four times each year to discharge its responsibilities under a written mandate from the board of directors. The Audit and Risk Committee meets with management and with the external auditors to satisfy itself that it is properly discharging its responsibilities; reviews the consolidated financial statements, MD&A, and the Report of Independent Registered Public Accounting Firm; and examines other auditing and accounting matters. The Audit and Risk Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and the significant judgments affecting the consolidated financial statements. The Audit and Risk Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit and Risk Committee and approved by the board of directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, Ernst & Young LLP, Chartered Professional Accountants. The Report of Independent Registered Public Accounting Firm outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit and Risk Committee with or without management being present.

Gord Johnston	Theresa Jang
President & CEO	Executive Vice President & CFO
February 28, 2019	February 28, 2019

F-1	Stantec Inc.

Management’s Annual Report on Internal Control

over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Management has assessed the effectiveness of the Company’s internal control over financial reporting, as at December 31, 2018, and has concluded that such internal control over financial reporting is effective. Ernst & Young LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2018, has also issued a report on the effectiveness of the Company’s internal control over financial reporting.

As permitted by published guidance of the U.S. Securities and Exchange Commission (SEC), management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of ESI Limited, Occam Engineers Inc., Traffic Design Group Limited, Norwest Corporation, Cegertec Experts Conseils Inc., Peter Brett Associates LLP, and True Grit Engineering Limited acquisitions, which are included in the Company’s 2018 consolidated financial statements. The aggregate assets acquired were $127.0 million, representing 3.2% of the Company’s total assets as at December 31, 2018. The gross revenue earned from their dates of acquisition to December 31, 2018, constituted 2.0% of the Company’s gross revenue for the year ended December 31, 2018.

Gord Johnston	Theresa Jang
President & CEO	Executive Vice President & CFO
February 28, 2019	February 28, 2019

F-2	Stantec Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Stantec Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Stantec Inc. (the “Company”) as of December 31, 2018, and 2017, the related consolidated statements of income, comprehensive income (loss), shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018, and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 28, 2019 expressed an unqualified opinion thereon.

Adoption of IFRS 15

As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for revenue from contracts with customers in 2018 due to the adoption of IFRS 15, Revenue from Contracts with Customers.

Adoption of IFRS 9

As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for financial instruments in 2018 due to the adoption of IFRS 9, Financial Instruments.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 1993.

Chartered Professional Accountants

Edmonton, Canada

February 28, 2019

F-3	Stantec Inc.

Report on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of Stantec Inc.:

Opinion on Internal Control over Financial Reporting

We have audited Stantec Inc.’s (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Stantec Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of ESI Limited, Occam Engineers Inc., Traffic Design Group Limited, Norwest Corporation, Cegertec Experts Conseils Inc., Peter Brett Associates LLP, and True Grit Engineering Limited (Acquisitions), which are included in the 2018 consolidated financial statements of the Company. The total assets acquired from these specified acquisitions represented 3.2% of Stantec Inc.’s consolidated total assets as at December 31, 2018, and 2.0% of Stantec Inc.’s consolidated gross revenues for the year then ended. Our audit of internal control over financial reporting of Stantec Inc. also did not include an evaluation of the internal control over financial reporting of the Acquisitions.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of Stantec Inc., which comprise the consolidated statements of financial position as at December 31, 2018 and 2017, the consolidated statements of income, comprehensive (loss) income, shareholders’ equity and cash flows for the years ended December 31, 2018 and 2017, and the related notes, and our report dated February 28, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

Stantec Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Stantec Inc.’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Stantec Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

F-4	Stantec Inc.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Edmonton, Canada

February 28, 2019

F-5	Stantec Inc.

Consolidated Statements of Financial Position

As at December 31 (In millions of Canadian dollars)	Notes	2018 $	2017 $
ASSETS
Current
Cash and cash equivalents	9	185.2	239.5
Cash in escrow	9	-	7.9
Trade and other receivables	10	878.1	816.1
Unbilled receivables		384.6	414.8
Contract assets		59.7	-
Income taxes recoverable		47.9	61.6
Prepaid expenses		56.8	54.3
Other assets	14	23.2	14.0
Total current assets		1,635.5	1,608.2
Non-current
Property and equipment	11	289.4	212.6
Goodwill	12	1,621.2	1,556.6
Intangible assets	13	247.7	262.4
Investments in joint ventures and associates		9.4	11.9
Net employee defined benefit asset	18	10.0	12.7
Deferred tax assets	26	21.2	23.2
Other assets	14	175.5	195.5
Total assets		4,009.9	3,883.1
LIABILITIES AND EQUITY
Current
Trade and other payables	15	567.2	704.6
Deferred revenue		174.4	187.4
Income taxes payable		2.9	11.0
Long-term debt	16	48.5	198.2
Provisions	17	42.4	28.1
Other liabilities	19	23.2	26.2
Total current liabilities		858.6	1,155.5
Non-current
Income taxes payable		15.9	18.3
Long-term debt	16	885.2	541.4
Provisions	17	78.2	68.1
Net employee defined benefit liability	18	68.6	44.8
Deferred tax liabilities	26	54.3	54.6
Other liabilities	19	140.4	101.1
Total liabilities		2,101.2	1,983.8
Shareholders’ equity
Share capital	22	867.8	878.2
Contributed surplus	22	24.8	21.5
Retained earnings		851.2	947.1
Accumulated other comprehensive income		163.1	49.5
Total shareholders’ equity		1,906.9	1,896.3
Non-controlling interests		1.8	3.0
Total liabilities and equity		4,009.9	3,883.1

See accompanying notes

On behalf of Stantec Inc.’s Board of Directors

Aram Keith, Director	Gord Johnston, Director

F-6	Stantec Inc.

Consolidated Statements of Income

Years ended December 31 (In millions of Canadian dollars, except per share amounts)	Notes	2018 $	2017 $
			(note 2)
Continuing operations
Gross revenue		4,283.8	4,028.7
Less subconsultant and other direct expenses		928.6	854.9

Net revenue		3,355.2	3,173.8
Direct payroll costs	29	1,540.0	1,411.9

Gross margin		1,815.2	1,761.9
Administrative and marketing expenses	7,22,29,35	1,438.2	1,407.7
Depreciation of property and equipment	11	50.1	52.2
Amortization of intangible assets	13	65.0	73.0
Net interest expense	27	28.7	25.9
Other net finance expense	27	5.7	7.1
Share of income from joint ventures and associates		(1.6)	(2.7)
Foreign exchange loss (gain)		2.7	(0.2)
Gain on disposition of a subsidiary	8	-	(54.6)
Other expense (income)	30	0.1	(10.0)

Income before income taxes and discontinued operations		226.3	263.5

Income taxes
Current	26	54.5	192.9
Deferred	26	0.5	(26.4)

Total income taxes		55.0	166.5

Net income for the year from continuing operations		171.3	97.0

Discontinued operations
Net loss from discontinued operations, net of tax	8	(123.9)	-

Net income for the year		47.4	97.0

Earnings (Loss) per share, basic and diluted
Continuing operations	31	1.51	0.85
Discontinued operations	31	(1.09)	-

Total basic and diluted earnings per share		0.42	0.85

See accompanying notes

F-7	Stantec Inc.

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31 (In millions of Canadian dollars)	Notes	2018 $	2017 $

Net income for the year		47.4	97.0

Other comprehensive income (loss)

Items that may be reclassified to net income in subsequent periods:
Exchange differences on translation of foreign operations		124.1	(134.1)
Realized exchange difference on disposition of a subsidiary	8	0.1	13.8
Net unrealized loss on FVOCI financial assets		1.1	0.5
Net realized gain on FVOCI financial assets transferred to income	30	-	(9.6)
		125.3	(129.4)
Items not to be reclassified to net income:
Remeasurement (loss) gain on net employee defined benefit liability net of deferred tax recovery of $2.0 (2017 - tax expense of $2.4)	18	(10.8)	11.6

Other comprehensive income (loss) for the year, net of tax		114.5	(117.8)

Total comprehensive income (loss) for the year, net of tax		161.9	(20.8)

See accompanying notes

F-8	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

(In millions of Canadian dollars, except shares)	Shares Outstanding (note 22) #	Share Capital (note 22) $	Contributed Surplus (note 22) $	Retained Earnings $	Accumulated Other Comprehensive Income (Loss) $	Total $

Balance, January 1, 2017	114,081,229	871.8	18.7	917.9	167.3	1,975.7
Net income				97.0		97.0
Other comprehensive loss					(117.8)	(117.8)
Total comprehensive income (loss)				97.0	(117.8)	(20.8)
Share options exercised for cash	376,160	7.9				7.9
Share-based compensation expense			4.9			4.9
Shares repurchased under Normal Course Issuer Bid	(465,713)	(3.6)		(10.8)		(14.4)
Reclassification of fair value of share options previously expensed		2.1	(2.1)			-
Dividends declared				(57.0)		(57.0)

Balance, December 31, 2017	113,991,676	878.2	21.5	947.1	49.5	1,896.3
Impact of change in accounting policy (notes 6a, 6b)		-	-	(23.8)	(0.9)	(24.7)

Adjusted balance, January 1, 2018	113,991,676	878.2	21.5	923.3	48.6	1,871.6

Net income				47.4		47.4
Other comprehensive income					114.5	114.5
Total comprehensive income				47.4	114.5	161.9
Share options exercised for cash	338,989	6.9				6.9
Share-based compensation expense			5.6			5.6
Shares repurchased under Normal Course Issuer Bid	(2,470,560)	(19.1)	(0.5)	(57.1)		(76.7)
Reclassification of fair value of share options previously expensed		1.8	(1.8)			-
Dividends declared				(62.4)		(62.4)

Balance, December 31, 2018	111,860,105	867.8	24.8	851.2	163.1	1,906.9

See accompanying notes

F-9	Stantec Inc.

Consolidated Statements of Cash Flows

Years ended December 31 (In millions of Canadian dollars)	Notes	2018 $	2017 $
			(note 2)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		4,367.6	4,036.4
Cash paid to suppliers		(1,706.3)	(1,470.7)
Cash paid to employees		(2,375.3)	(2,253.0)
Interest received		2.7	2.9
Interest paid		(30.5)	(28.1)
Finance costs paid		(5.5)	(6.7)
Income taxes paid		(59.0)	(44.7)
Income taxes recovered		11.5	18.3

Cash flows from operating activities from continuing operations		205.2	254.4
Cash flows (used in) from operating activities from discontinued operations		(32.6)	9.3

Net cash flows from operating activities		172.6	263.7

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	7	(122.2)	(85.1)
Proceeds from lease inducements		10.1	4.4
Proceeds on disposition of a subsidiary	8	28.8	337.2
Cash sold on disposition of subsidiary	8	(49.1)	(0.6)
Income taxes paid on disposition of subsidiary	8	-	(124.1)
Purchase of intangible assets		(9.4)	(5.2)
Purchase of property and equipment		(124.8)	(58.9)
Proceeds (purchase) from other investing activities		3.7	(5.1)

Cash flows (used in) from investing activities from continuing operations		(262.9)	62.6
Cash flows (used in) investing activities from discontinued operations, net of taxes paid	8	(3.2)	(2.3)

Net cash flows (used in) from investing activities		(266.1)	60.3

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Net proceeds (repayment) from revolving credit facility	8	312.3	(203.0)
Repayment of term loan	16	(150.0)	-
Repayment of other long-term debt		(0.3)	(2.5)
Payment of finance lease obligations		(14.8)	(12.7)
Repurchase of shares for cancellation	22	(74.7)	(14.4)
Proceeds from issue of share capital		6.9	7.9
Payment of dividends to shareholders	22	(61.3)	(55.5)

Cash flows from (used in) financing activities from continuing operations		18.1	(280.2)
Cash flows (used in) financing activities from discontinued operations		(0.1)	(0.9)

Net cash flows from (used in) financing activities	32	18.0	(281.1)

Foreign exchange gain (loss) on cash held in foreign currency		21.2	(14.3)

Net (decrease) increase in cash and cash equivalents		(54.3)	28.6
Cash and cash equivalents, beginning of the year		239.5	210.9

Cash and cash equivalents, end of the year	9	185.2	239.5

See accompanying notes

F-10	Stantec Inc.

Index to the Notes to the Consolidated Financial Statements

Note		Page

1	Corporate Information	F-12

2	Basis of Preparation	F-12

3	Basis of Consolidation	F-12

4	Summary of Significant Accounting Policies	F-12

5	Significant Accounting Judgments, Estimates, and Assumptions	F-22

6	Recent Accounting Pronouncements and Changes to Accounting Policies	F-24

7	Business Acquisitions	F-29

8	Discontinued Operations and Disposition of Subsidiaries	F-32

9	Cash and Cash Equivalents	F-33

10	Trade and Other Receivables	F-33

11	Property and Equipment	F-34

12	Goodwill	F-35

13	Intangible Assets	F-38

14	Other Assets	F-39

15	Trade and Other Payables	F-40

16	Long-Term Debt	F-40

17	Provisions	F-42

18	Employee Defined Benefit Obligations	F-43

19	Other Liabilities	F-47

20	Commitments	F-47

21	Contingencies and Guarantees	F-47

22	Share Capital	F-48

23	Fair Value Measurements	F-50

24	Financial Instruments	F-51

25	Capital Management	F-53

26	Income Taxes	F-54

27	Net Interest Expense and Other Net Finance Expense	F-57

28	Revenue	F-57

29	Employee Costs from Continuing Operations	F-58

30	Other Expense (Income)	F-59

31	Weighted Average Shares Outstanding	F-59

32	Cash Flow Information	F-59

Note		Page

33	Related-Party Disclosures	F-59

34	Segmented Information	F-61

35	Investment Tax Credits	F-63

36	Events after the Reporting Period	F-63

37	Comparative Figures	F-63

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-11	Stantec Inc.

Notes to the Consolidated Financial Statements

1. Corporate Information

The consolidated financial statements of Stantec Inc. (the Company) for the year ended December 31, 2018, were authorized for issuance in accordance with a resolution of the Company’s board of directors on February 27, 2019. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 400, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2. Basis of Preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies adopted in these consolidated financial statements are based on IFRS effective as at December 31, 2018.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated in the significant accounting policies. The consolidated financial statements are presented in Canadian dollars, and all values, including United States dollars, are rounded to the nearest million ($000,000), except when otherwise indicated.

In November 2018, the Company sold its Construction Services business, which was reported as discontinued operations. Prior period amounts were restated to conform to current period’s presentation, as prescribed by IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at December 31, 2018.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that this control ceases. The financial statements of the subsidiaries and structured entities are prepared as at December 31, 2018, and December 31, 2017. All intercompany balances are eliminated.

Joint ventures and associates are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

4. Summary of Significant Accounting Policies

a) Cash and cash equivalents

Cash and cash equivalents include cash and unrestricted investments.

b) Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and any impairment losses. Cost includes the cost of replacing parts of property and equipment. When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes those parts as individual assets with specific useful lives. All other repair and maintenance costs are recognized in the consolidated statements of income as incurred.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-12	Stantec Inc.

Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment	5 to 10 years	straight-line
Office equipment	5 to 10 years	straight-line
Leasehold improvements		straight-line over term of lease to a maximum of 15 years or the improvement’s economic life
Other	5 to 50 years	straight-line

The assets’ residual values, useful lives, and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

c) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of a finite and indefinite intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, finite intangible assets are carried at cost less any accumulated amortization and any impairment losses and indefinite intangible assets are carried at cost less any impairment loss.

The Company’s intangible assets with finite lives are amortized over their useful economic lives on a straight-line basis. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.

The Company also incurs costs for third-party internet-based cloud computing services. These costs are expensed in administrative and marketing expenses over the period of the service agreement.

Intangible assets acquired from business combinations

The Company’s policy is to amortize client relationships with finite lives over periods ranging from 10 to 15 years. Contract backlog and finite trademarks are amortized over estimated lives of generally 1 to 3 years. Advantageous and disadvantageous lease commitments are amortized over the remaining lease term. The Company assigns value to acquired intangibles using the income approach, which involves quantifying the present value of net cash flows attributed to the subject asset. This, in turn, involves estimating the revenues and earnings expected from the asset.

d) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date. A lease is an agreement whereby the lessor conveys to the lessee, the right to use an asset for an agreed period of time in return for a payment or series of payments.

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased items, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability, achieving a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the consolidated statements of income.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company will obtain ownership of the asset by the end of the lease term, the asset is depreciated over the shorter of either its estimated useful life or the lease term. The Company has finance leases for certain office and automotive equipment that are depreciated on a straight-line basis. The Company also has finance leases for software that are depreciated on a straight-line basis over periods ranging from three to seven years.

Rental payments under operating leases are expensed evenly over the lease term.

From time to time, the Company enters into or renegotiates premise operating leases that result in receiving lease inducement benefits. These benefits are accounted for as a reduction of rental expense over the terms of the associated leases. As well, from time to time, the Company enters into or renegotiates premise operating leases that include escalation clauses. The scheduled rent increases pursuant to lease escalation clauses are recognized on a straight-line basis over the lease terms.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-13	Stantec Inc.

e) Investments in joint arrangements and associates

Each joint arrangement of the Company is classified as either a joint venture or joint operation based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. A joint arrangement that provides the Company with rights to the net assets of the arrangement is classified as a joint venture, and a joint arrangement that provides the Company with rights to the individual assets and obligations arising from the arrangement is classified as a joint operation.

The Company accounts for a joint venture using the equity method (described below). The Company accounts for a joint operation by recognizing its share of assets, liabilities, revenues, and expenses of the joint operation and combining them line by line with similar items in the Company’s consolidated financial statements.

The Company’s share of the after tax net income or loss of associates or joint ventures is recorded in the consolidated statements of income. Adjustments are made in the Company’s consolidated financial statements to eliminate its share of unrealized gains and losses resulting from transactions with its associates.

If the financial statements of associates or joint arrangements are prepared for a date that is different from the Company’s date (due to the timing of finalizing and receiving information), adjustments are made for the effects of significant transactions or events that occur between that date and the date of the Company’s financial statements. When necessary, adjustments are made to bring the accounting policies in line with the Company’s.

f) Provisions

General

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed—for example, under an insurance contract—and when the reimbursement is virtually certain, the reimbursement is recognized as a separate asset. The expense relating to any provision is presented in the consolidated statements of income net of any reimbursement. If the effect of the time value of money is significant, provisions are discounted using a current pretax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provision for self-insured liabilities

The Company self-insures certain risks related to professional liability, automobile physical damages, and employment practices liability. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on estimates of loss using assumptions made by management, including consideration of actuarial projections. The provision for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.

Provisions for claims

The Company has claims that are not covered by its provisions for self-insured liabilities, including claims that are subject to exclusions under the Company’s commercial and captive insurance policies. Provisions are recognized for these claims in accordance with the preceding description of provisions under “General.”

Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured in accordance with the preceding description of provisions under “General.”

Onerous contracts

The Company’s onerous contracts consist of lease exit liabilities and sublease losses. For lease exit liabilities, the Company accrues charges when it ceases to use an office space under an operating lease arrangement. Included in the liability is the present value of the remaining lease payments offset by the present value of estimated future rental income.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-14	Stantec Inc.

g) Foreign currency translation

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent Company’s functional currency. Each entity in the Company determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency. The Company is mainly exposed to fluctuations in the US dollar and GBP.

Transactions and balances

Transactions in foreign currencies (those different from an entity’s functional currency) are initially translated into the functional currency of an entity using the foreign exchange rate at the transaction date. Subsequent to the transaction date, foreign currency transactions are measured as follows:

•

On the consolidated statements of financial position, monetary items are translated at the rate of exchange in effect at the reporting date. Non-monetary items at cost are translated at historical exchange rates. Non-monetary items at fair value are translated at rates in effect at the date the fair value is determined. Any resulting realized and unrealized foreign exchange gains or losses are included in income in the period incurred, however, unrealized foreign exchange gains and losses on non-monetary investments (equity investments) are classified as fair value through other comprehensive income (loss).

•	Revenue and expense items are translated at the exchange rate on the transaction date, except for depreciation and amortization, which are translated at historical exchange rates.

Foreign operations

The Company’s foreign operations are translated into its reporting currency (Canadian dollar) as follows:

•	Assets and liabilities are translated at the rate of exchange in effect at each consolidated statement of financial position date

•	Revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the month

The resulting unrealized exchange gains and losses on foreign subsidiaries are recognized in other comprehensive income (loss).

h) Financial instruments

Initial recognition and subsequent measurement

Financial assets (except trade and other receivables and unbilled receivables that do not have a significant financing component) are initially recognized at fair value plus directly attributable transaction costs, except for financial assets at fair value through profit and loss (FVPL), for which transaction costs are expensed. Trade and other receivables and unbilled receivables that do not have a significant financing component are initially measured at the transaction price determined in accordance with IFRS 15. Purchases or sales of financial assets are accounted for at trade dates.

Subsequent measurement of financial assets is at fair value through profit or loss, amortized cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company’s business approach for managing the financial assets and whether the instruments’ contractual cash flows represent “solely payments of principal and interest” on the principal amount outstanding (the SPPI criterion). The business approach considers whether a Company’s objective is to receive cash flows from holding assets, from selling assets in a portfolio, or a combination of both. The Company reclassifies financial assets only when its business approach for managing those assets changes.

•

Amortized cost: Assets held for collection of contractual cash flows—when they meet the SPPI criterion—are measured at amortized cost using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired. Items in this category include cash and cash equivalents, cash in escrow, receivables, and certain other financial assets.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-15	Stantec Inc.

•

FVOCI: Assets held in a business approach to both collect cash flows and sell the assets—when they meet the SPPI criterion—are measured at FVOCI. Bonds held for self-insured liabilities are included in this category. Changes in the carrying amount are reported in other comprehensive income (except impairments) until disposed of. At this time, the realized gains and losses are recognized in finance income. Interest income from these financial assets is included in interest income using the effective interest rate method. Impairment and foreign exchange gains and losses are reported in income.

•

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL with realized and unrealized gains and losses reported in other income (expense). Equity securities held for self-insured liabilities and indemnifications are included in this category.

Financial liabilities are initially recognized at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs. Subsequent measurement of financial liabilities is at amortized cost using the EIR method. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, and thereby calculates the amortized cost and subsequently allocates the interest income or expense over the life of the instrument. For trade and other payables and other financial liabilities, realized gains and losses are reported in income. For long-term debts, EIR amortization and realized gains and losses are recognized in net finance expense.

Fair value

After initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in active markets, fair values are determined using appropriate valuation techniques, which may include recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and discounted cash flow analysis; however, other valuation models may be used. The fair values of the Company’s derivatives are based on third-party indicators and forecasts. Fair values of cash and cash equivalents, cash in escrow, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amounts of bank loans approximate their fair values because the applicable interest rates are based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

All financial instruments carried at fair value are categorized into one of the following:

•	Level 1 – quoted market prices in active markets for identical assets or liabilities at the measurement date

•

Level 2 – observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets or liabilities that are not active, or other inputs that are observable directly or indirectly

•	Level 3 – unobservable inputs for the assets and liabilities that reflect the reporting entity’s own assumptions and are not based on observable market data

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels of the hierarchy by reassessing categorizations at the end of each reporting period.

Derivatives

From time to time, the Company enters into foreign currency forward contracts to manage risk associated with net operating assets or liabilities denominated in foreign currencies. The Company’s policy is not to use these derivatives for trading or speculative purposes.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-16	Stantec Inc.

i) Impairment

The carrying amounts of the Company’s assets or group of assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is an indication of impairment. An asset may be impaired if objective evidence of impairment exists because of one or more events that have occurred after the initial recognition of the asset (referred to as a “loss event”) and if that loss event has an impact on the estimated future cash flows of the financial asset. When an indication of impairment exists or annual impairment testing for an asset is required, the asset’s recoverable amount is estimated.

Financial assets and contract assets

The Company recognizes an allowance for expected credit losses (ECLs) on financial assets and contract assets based on a 12-month ECL or lifetime ECL. Financial assets and contract assets considered to have low credit risk have an impairment provision recognized during the period limited to 12-month ECLs. However, when credit risk has increased significantly since origination, the allowance is based on the lifetime ECL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive.

When the carrying amount of financial assets or contract assets is reduced through an ECL allowance, the reduction is recognized in administrative and marketing expenses in the consolidated statements of income.

Non-financial assets

For non-financial assets such as property and equipment, goodwill, investments in joint ventures and associates, and intangible assets, the recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU’s) value in use or its fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. To assess value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. To determine fair value less costs of disposal, an appropriate valuation model is used. The results of these valuation techniques are corroborated by the market capitalization of comparable public companies and arm’s-length transactions of comparable companies. Impairment losses are recognized in the consolidated statements of income in expense categories that are consistent with the nature of the impaired asset.

Goodwill is not amortized but is evaluated for impairment annually (as at October 1) or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31. The Company considers the relationship between its market capitalization and its book value, as well as other factors, when reviewing for indicators of impairment. Goodwill is assessed for impairment based on the CGUs or group of CGUs to which the goodwill relates. Any potential goodwill impairment is identified by comparing the recoverable amount of a CGU or group of CGUs to its carrying value which includes the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized.

An impairment loss of goodwill is not reversed. For other assets, an impairment loss may be reversed if the estimates used to determine the recoverable amount have changed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount or the carrying amount that would have been determined, net of amortization or depreciation, had no impairment loss been recognized for the asset in prior years. The reversal is recognized in the consolidated statements of income.

j) Revenue recognition

The Company generates revenue from contracts in which goods or services are typically provided over time. Revenue is measured based on the consideration the Company expects to be entitled to in exchange for providing goods and services, excluding discounts, duty, and taxes collected from clients that are reimbursable to government authorities.

While providing services, the Company incurs certain direct costs for subconsultants, subcontractors, and other expenses that are recoverable directly from clients. The recoverable amounts of these direct costs are included in

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-17	Stantec Inc.

the Company’s gross revenue. Since these direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company’s revenue trends. Therefore, the Company also reports net revenue, which is gross revenue less subconsultants, subcontractors, and other direct expenses. The Company assesses its revenue arrangements against specific criteria to determine whether it is acting as a principal or an agent. In general, the Company acts as a principal in its revenue arrangements because it obtains control of the goods or services before they are provided to the customer.

Most of the Company’s contracts include a single performance obligation because the promise to transfer the individual goods or services is not separately identifiable from other promises in the contract and therefore is not distinct. The Company’s contracts may include multiple goods or services that are accounted for as separate performance obligations if they are distinct—if a good or service is separately identifiable from other items in the contract and if a customer can benefit from it. If a contract has multiple performance obligations, the consideration in the contract is allocated to each performance obligation based on the estimated stand-alone selling price.

The Company transfers control of the goods or services it provides to clients over time and therefore recognizes revenue progressively as the services are performed. Revenue from fixed-fee and variable-fee-with-ceiling contracts, including contracts in which the Company participates through joint arrangements, is recognized based on the percentage of completion method where the stage of completion is measured using costs incurred to date as a percentage of total estimated costs for each contract, and the percentage of completion is applied to total estimated revenue. When the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period that the losses are determined. Revenue from time-and-material contracts without stated ceilings is recognized as costs are incurred based on the amount that the Company has a right to invoice.

The timing of revenue recognition, billings, and cash collections results in trade and other receivables, holdbacks, unbilled receivables, contract assets, and deferred revenue (contract liabilities) in the consolidated statements of financial position. Amounts are typically invoiced as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or when contractual milestones are achieved. Receivables represent amounts due from customers: trade and other receivables and holdbacks consist of invoiced amounts, and unbilled receivables consist of work in progress that has not yet been invoiced. Contract assets represent unbilled amounts where the right to payment is subject to more than the passage of time and includes performance-based incentives and services provided ahead of agreed contractual milestones. Contract assets are transferred to receivables when the right to consideration becomes unconditional. Deferred revenue (contract liabilities) represents amounts that have been invoiced but not yet recognized as revenue, including advance payments and billings in excess of revenue. Deferred revenue is recognized as revenue when (or as) the Company performs under the contract.

Revenue is adjusted for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. Advance payments and holdbacks typically do not result in a significant financing component because the intent is to provide protection against the failure of one party to adequately complete some or all of its obligations under the contract.

Deferred contract costs

Contract costs are typically expensed as incurred. Contract costs are deferred if the costs are expected to be recoverable and if either of the following criteria is met:

•	The costs of obtaining the contract are incremental or explicitly chargeable to the customer
•	The fulfillment costs relate directly to the contract or an anticipated contract and generate or enhance the Company’s resources that will be used in satisfying performance obligations in the future

Deferred contract costs are included in other assets in the consolidated statements of financial position and amortized over the period of expected benefit using the percentage of completion applied to estimated revenue. Amortization of deferred contract costs is included in other direct expenses in the consolidated statements of income.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-18	Stantec Inc.

k) Employee benefit plans

Defined benefit plans

The Company sponsors defined benefit pension plans covering certain full-time employees and past employees, primarily in the United Kingdom. Benefits are based on final compensation and years of service. Benefit costs (determined separately for each plan using the projected unit credit method) are recognized over the periods that employees are expected to render services in return for those benefits.

Remeasurements, comprising actuarial gains and losses and the return on the plan assets (excluding interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to other comprehensive income in the period they occur. Remeasurements are not reclassified to net income in subsequent periods.

The calculation of defined benefit obligations is performed annually by a qualified actuary. When the calculation results in a potential asset, the recognized asset is limited to the economic benefits available in the form of any future refunds or of reductions in future contributions to the plan.

Past service costs are recognized in net income on the earlier of the date of the plan amendment or curtailment and the date that the Company recognizes related restructuring costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset, adjusted for benefit and contribution payments during the year. The Company recognizes the following changes in the net defined benefit obligations under administrative and marketing expenses: service costs comprising current service costs, past service costs, gains and losses on curtailments and non-routine settlements; net interest expense or income; and administrative expenses paid directly by the pension plans.

Defined contribution plans

The Company also contributes to group retirement savings plans and an employee share purchase plan. Certain plans are based on employee contribution amounts and subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period the contributions are made.

l) Taxes

Current income tax

Current income tax assets and liabilities for current and prior periods are measured at the amount expected to be recovered from or paid to taxation authorities. Tax rates and tax laws used to compute the amounts are those enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax that relates to items recognized directly in equity is recognized in equity and not in the consolidated statements of income. Management periodically evaluates positions taken in the tax returns when applicable tax regulations are subject to interpretation and then establishes an uncertain tax liability if appropriate.

Income taxes payable are typically expected to be settled within twelve months of the year-end date. However, there may be instances where taxes are payable over a longer period. Portions due after a one year period are classified as noncurrent and are not discounted.

Deferred tax

Deferred tax is determined using the liability method for temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax credits and unused tax losses can be utilized. Deferred taxes are not recognized for the initial recognition of goodwill; the initial recognition of assets or liabilities, outside of a business combination, that affect neither accounting nor taxable profit; or the differences relating to investments in associates, subsidiaries, and interests in

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-19	Stantec Inc.

joint arrangements to the extent that the reversal can be controlled and it is probable that it will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be used. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled and are based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside income is also recognized outside income. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset when a legally enforceable right exists to set off tax assets against tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenues, expenses, and assets, except trade receivables, are recognized net of the amount of sales tax recoverable from or payable to a taxation authority. Trade receivables and trade payables include sales tax. The net amount of sales tax recoverable from or payable to a taxation authority is included as part of trade receivables or trade payables (as appropriate) in the consolidated statements of financial position.

m) Share-based payment transactions

Under the Company’s share option plan, the board of directors may grant to officers and employees remuneration in the form of share-based payment transactions, whereby officers and employees render services as consideration for equity instruments (equity-settled transactions).

Under the Company’s deferred share unit plan, the directors of the board of the Company may receive deferred share units (DSUs), each of which is equal to one common share. Under the Company’s long-term incentive plan, certain members of the senior leadership teams are granted performance share units (PSUs) that vest and are settled after a three-year period. DSUs and PSUs are share appreciation rights that can be settled only in cash (cash-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is measured at fair value at the grant date using a Black-Scholes option-pricing model. The cost of equity-settled transactions, together with a corresponding increase in equity, is recognized over the period in which the service conditions are fulfilled (the vesting period). For equity-settled transactions, the cumulative expense recognized at each reporting date until the vesting date reflects the extent to which the vesting period has expired and reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit to income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recorded in administrative and marketing expenses. No expense is recognized for awards that do not ultimately vest.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using a Black-Scholes option-pricing model. For DSUs, this fair value is expensed on issue with the recognition of a corresponding liability. For PSUs, the fair value is expensed over the vesting period. These liabilities are remeasured to fair value at each reporting date, up to and including the settlement date, with changes in fair value recognized in administrative and marketing expenses.

n) Earnings per share

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-20	Stantec Inc.

the year and that the difference between the number of shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. Antidilutive options are not considered when computing diluted earnings per share.

o) Business combinations and goodwill

Business combinations are accounted for using the acquisition method, and the results of operations after the respective dates of acquisition are included in the consolidated statements of income. Acquisition-related costs are expensed when incurred in administrative and marketing expenses.

The cost of an acquisition is measured as the consideration transferred at fair value at the acquisition date. Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in other income.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase or decrease of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed time period. These additional payments are not included in the purchase price but are expensed as compensation when services are provided by the employees.

Goodwill is initially measured at cost, which is the excess of the consideration transferred over the fair value of a Company’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets acquired, the difference is recognized in income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU or group of CGUs that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Each CGU or group of CGUs represents the lowest level at which management monitors the goodwill.

p) Dividends

Dividends on common shares are recognized in the Company’s consolidated financial statements in the period the dividends are declared by the Company’s board of directors.

q) Non-current assets held for sale and discontinued operations

The Company classifies non-current assets and disposal groups as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use and when a sale is considered highly probable. These non-current assets and disposal groups are remeasured at the lower of their carrying amount and fair value less costs to sell, and these assets are no longer depreciated. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense. Impairment losses on initial classification and subsequent gains or losses on remeasurement are recognized in the consolidated statements of income as discontinued operations. Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Company, and (a) represents a separate major line of business or geographic area of operations; (b) is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or (c) is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-21	Stantec Inc.

Discontinued operations are presented separately from continuing operations in the consolidated statements of income and consolidated statements of cash flows for all periods presented.

5. Significant Accounting Judgments, Estimates, and Assumptions

Preparation of the Company’s consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities, as well as the disclosure of contingent liabilities at the end of the reporting year. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Discussed below are the key management judgments and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

a) Revenue recognition

The Company accounts for its revenue from fixed-fee and variable-fee-with-ceiling contracts using the percentage of completion method, which requires estimates to be made for contract costs and revenues.

Contract costs include direct labor and direct costs for subconsultants, and other expenditures that are recoverable directly from clients. Progress on jobs is regularly reviewed by management and estimated costs to complete are revised based on the information available at the end of each reporting period. Contract cost estimates are based on various assumptions that can result in a change to contract profitability from one financial reporting period to another. Assumptions are made about labor productivity, the complexity of the work to be performed, the performance of subconsultants, and the accuracy of original bid estimates. Estimating total costs is subjective and requires management’s best judgments based on the information available at that time.

On an ongoing basis, estimated revenue is updated to reflect the amount of consideration the Company expects to be entitled to in exchange for providing goods and services. Revenue estimates are affected by various uncertainties that depend on the outcome of future events, including change orders, claims, variable consideration, and contract provisions for performance-based incentives or penalties.

Change orders are included in estimated revenue when management believes the Company has an enforceable right to the change order, the amount can be estimated reliably, and realization is highly probable. Claims against other parties, including subconsultants, are recognized as a reduction in costs using the same criteria. To evaluate these criteria, management considers the contractual or legal basis for the change order, the cause of any additional costs incurred, and the history of favorable negotiations for similar amounts. As change orders are not recognized until highly probable, it is possible for the Company to have substantial contract costs recognized in one accounting period and associated revenue or reductions in cost recognized in a later period.

The Company’s contracts may include variable consideration such as revenue based on costs incurred and performance-based incentives or penalties. Variable consideration is estimated by determining the most likely amount the Company expects to be entitled to, unless the contract includes a range of possible outcomes for performance-based amounts. In that case, the expected value is determined using a probability weighting of the range of possible outcomes. Variable consideration, including change orders approved as to scope but unapproved as to price, is included in estimated revenue to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based on historical experience, anticipated performance, and management’s best judgment based on the information available at the time.

Consideration in contracts with multiple performance obligations is allocated to the separate performance obligations based on estimates of stand-alone selling prices. The primary method used to estimate the stand-alone selling price is expected cost plus an appropriate margin. To determine the appropriate margin, management considers margins for comparable services under similar contracts in similar markets.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-22	Stantec Inc.

Deferred contract costs are amortized over the period of expected benefit, which may include anticipated contracts. Estimating the costs to be deferred and the period of expected benefit is subjective and requires the use of management’s best judgments based on information available at that time.

Changes in estimates are reflected in the period in which the circumstances that gave rise to the change became known and affect the Company’s revenue, unbilled receivables, contract assets, and deferred revenue.

b) Provision for self-insured liabilities

The Company self-insures certain risks, including professional liability, automobile liability, and employment practices liability. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using management’s assumptions, including consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques to determine the proposed liability. Estimates of loss may vary from those used in the actuarial projections and result in a larger loss than estimated. An increase in loss is recognized in the period that the loss is determined and increases the Company’s self-insured liabilities and reported expenses.

c) Share-based payment transactions

The Company measures the cost of share-based payment transactions by reference to the fair value of the equity instruments at the grant date. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. The Company has chosen the Black-Scholes option-pricing model for equity-settled and cash-settled share-based payment transactions. Estimating fair value also requires determining the most appropriate inputs to the valuation model—including volatility in the price of the Company’s shares, a risk-free interest rate, and the expected hold period to exercise—and making assumptions about them. Changes to estimates are recorded in the period they are made and affect the Company’s administrative and marketing expenses, contributed surplus, and other liabilities.

d) Business combinations

In a business combination, the Company may acquire certain assets and assume certain liabilities of an acquired entity. The estimate of fair values for these transactions involves judgment to determine the fair values assigned to the tangible and intangible assets (i.e., backlog, client relationships, trademarks, software, and favorable and unfavorable leases) acquired and the liabilities assumed on the acquisition. Determining fair values involves a variety of assumptions, including revenue growth rates, client retention rates, expected operating income, and discount rates.

From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements have been prepared and accepted by the Company, after detailed project portfolio reviews are performed, and when the valuations of intangible assets and other assets and liabilities acquired are finalized. Preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets acquired and liabilities assumed. The Company will revise comparative information if these measurement period adjustments are material. After the measurement period, a revision to fair value may impact the Company’s net income.

e) Impairment of goodwill

Impairment exists when the carrying amount of an asset or CGU or group of CGUs exceeds its recoverable amount, which is the higher of its fair value less costs of disposal or its value in use. Fair value less costs of disposal is based on available data from binding sales transactions in an arms-length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from budgets over an appropriate number of years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU or group of CGUs being tested. To arrive at the estimated recoverable amount, the Company uses estimates of economic and market information, including arms-length transactions for similar assets, growth rates in revenues, estimates of future expected changes in operating margins, cash expenditures, and estimates of capital expenditures.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-23	Stantec Inc.

f) Employee benefit plans

The cost of the defined benefit pension plans and the present value of the pension obligations are determined separately for each plan using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual future developments. These include determining the discount rate, mortality rates, future salary increases, inflation, and future pension increases. Due to the complexities involved in the valuation and its long-term nature, the defined benefit obligation and cost are highly sensitive to changes in these assumptions, particularly to the discount and mortality rates (although a portion of the pension plans has protection against improving mortality rates by utilizing guaranteed annuity rate contracts with an insurance company). All assumptions are reviewed annually.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in currencies consistent with the currencies of the post-employment obligation and that have an ‘AA’ rating or above, as set by an internationally acknowledged rating agency, and extrapolated as needed along the yield curve to correspond with the expected term of the benefit obligation.

The mortality rate is based on publicly available information in the actuarial profession’s publications plus any special geographical or occupational features of each plan’s membership. Mortality tables tend to change only at intervals in response to demographic changes. Future salary increases reflect the current estimate of management. Pension increases are calculated based on the terms of the individual plans and estimated future inflation rates.

g) Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, it is determined using valuation techniques, including the discounted cash flow model. The inputs to these models are taken from observable markets if possible; otherwise a degree of judgment is required including considering inputs such as liquidity risk, credit risk, and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments and reported expenses and income.

h) Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of deferred taxable income. The Company’s income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions, primarily in Canada, United States, and the United Kingdom. The Company’s effective tax rate can change from year to year based on the mix of income among jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of deferred tax assets and liabilities. The Company’s income tax expense reflects an estimate of the taxes it expects to pay for the current year, as well as a provision for changes arising in the values of deferred tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, management’s expectations about future operating results, previous tax audits, and differing interpretations of tax regulations by the taxable entity and the responsible tax authorities. Differences in interpretation may arise for a wide variety of issues, depending on the conditions prevailing in the respective legal entity’s domicile. Management regularly assesses the likelihood of recovering value from deferred tax assets, such as loss carryforwards, as well as from deferred tax depreciation of capital assets, and adjusts the tax provision accordingly.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits, together with future tax-planning strategies. If estimates change, the Company may be required to recognize an adjustment to its deferred income tax asset or liability and income tax expense.

6. Recent Accounting Pronouncements and Changes to Accounting Policies

a) Revenue from contracts with customers

Effective January 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (IFRS 15) using the modified retrospective approach. As a result, the after-tax cumulative effect of initially applying IFRS 15 was recognized as an adjustment to the opening retained earnings at January 1, 2018. Comparative information has not been restated and continues to be reported under IAS 18 Revenue and IAS 11 Construction Contracts.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-24	Stantec Inc.

The Company used the practical expedient to apply IFRS 15 only to contracts not completed at January 1, 2018. In addition, the Company used the practical expedient to reflect the aggregate effect of all contract modifications that occurred before January 1, 2018, for the purposes of identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations.

Quantitative impact of significant changes

On the adoption of IFRS 15, the after-tax impact on retained earnings is as follows:

Retained Earnings $

Change orders and claims	(3.0)
Significant financing component	1.7
Construction services - discontinued operations	(22.6)

Total impact of change in accounting policy, January 1, 2018	(23.9)

Change orders and claims

The Company previously included change orders and claims against the customer in estimated revenue at completion when it was probable the customer would approve or accept the amount and it could be reliably measured. Under IFRS 15, change orders and claims against the customer are included in estimated revenue at completion when management believes the Company has an enforceable right to the change order or claim, the amount can be estimated reliably, and realization is highly probable. To evaluate these criteria, management considers the cause of any additional costs incurred, the contractual or legal basis for additional revenue, and the history of favorable negotiations for similar amounts.

Significant financing component

The Company previously recognized holdbacks on long-term contracts at their discounted present value. Under IFRS 15, holdbacks do not typically result in a significant financing component because the intent is to provide protection against the failure of one party to adequately complete some or all obligations under the contract. As a result, holdbacks on long-term contracts are no longer discounted.

Construction services

Liquidated damages were previously included in estimated contract costs when it was considered probable that penalties would be incurred and paid. Under IFRS 15, liquidated damages are required to be included as a reduction in estimated revenue and the estimates are based on the weighting of probable outcomes.

Presentation of contract balances

The Company reclassified certain amounts in the consolidated statements of financial position to comply with IFRS 15. Amounts that will be billed based on contractual milestones or on achievement of performance-based targets that were previously presented as unbilled receivables are now included in contract assets. In addition, contract asset and deferred revenue balances are now presented on a net basis for each contract. This reclassification had no impact on shareholders’ equity as of January 1, 2018.

Impacts on financial statements

The following tables summarize the impacts of adopting IFRS 15 in the Company’s consolidated financial statements as of December 31, 2018.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-25	Stantec Inc.

Consolidated statement of financial position

	December 31, 2018
	As Reported $	Before IFRS 15 $	Increase (Decrease) $

Current assets
Unbilled receivables	384.6	444.4	(59.8)
Contract assets	59.7	-	59.7
Other assets	23.2	20.3	2.9

Non-current assets
Deferred tax assets	21.2	21.8	(0.6)
Other assets	175.5	167.3	8.2

Current liabilities
Deferred revenue	174.4	165.7	8.7

Shareholders’ equity
Retained earnings	851.2	848.9	2.3
Accumulated other comprehensive income	163.1	163.7	(0.6)

Consolidated statements of income and comprehensive income (loss)

	For the year ended December 31, 2018
	As Reported $	Before IFRS 15 $	Increase (Decrease) $

Net income
Gross revenue	4,283.8	4,287.9	(4.1)
Subconsultant/subcontractor and other direct expenses	928.6	937.1	(8.5)
Total income taxes	55.0	53.8	1.2
Net income for the year from continuing operations	171.3	168.1	3.2
Net loss from discontinued operation, net of tax	(123.9)	(146.9)	23.0
Net income for the year	47.4	21.2	26.2

Comprehensive income
Exchange differences on translation of foreign operations	124.1	124.7	(0.6)
Other comprehensive income for the year, net of tax	114.5	115.1	(0.6)
Total comprehensive income for the year, net of tax	161.9	136.3	25.6

Earnings per share, basic and diluted
Continuing operations	1.51	1.48	0.03
Discontinued operations	(1.09)	(1.29)	0.20
Total basic and diluted earnings per share	0.42	0.19	0.23

b) Financial instruments

Effective January 1, 2018, the Company adopted IFRS 9 Financial Instruments (IFRS 9), resulting in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In accordance with its transitional provision, IFRS 9 was adopted on a modified retrospective basis. Comparative figures were not restated and continue to be reported under IAS 39 Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 9 introduces new requirements for the classification and measurement of financial assets and financial liabilities, including derecognition. The new standard includes a single expected-loss impairment model and a reformed approach to hedge accounting. The adoption of IFRS 9 did not have a significant effect on the Company’s measurement of financial assets and liabilities. IFRS 9 replaces IAS 39 and significantly amends other standards dealing with financial instruments, such as IFRS 7 Financial Instruments: Disclosures.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-26	Stantec Inc.

Quantitative impact of significant changes

On the adoption of IFRS 9, the impact on equity (after-tax) is as follows:

	Retained Earnings $	Accumulated Other Comprehensive Loss $

Reclassify equity securities from available-for-sale (AFS) to FVPL	0.9	(0.9)
Other	(0.8)	-

Total impact of changes in accounting policy, January 1, 2018	0.1	(0.9)

On January 1, 2018, the Company assessed the business approach that applies to its financial assets and has classified its financial instruments into appropriate IFRS 9 categories. Certain investments in equity securities were reclassified from AFS to FVPL ($49.4) at January 1, 2018, since they do not meet the criteria to be classified at FVOCI because their cash flows do not meet the SPPI criterion. Related unrealized gains of $0.9 were transferred from other comprehensive income to retained earnings at January 1, 2018.

Total impact on financial assets

On the date of initial application, financial assets of the Company were as follows, with any reclassifications noted:

Measurement Category

	2018	2017

Current financial assets
Cash and cash deposits and cash in escrow	Amortized cost	FVPL
Receivables and other current financial assets	Amortized cost	Amortized cost
Non-current financial assets
Investments held for self-insured liabilities (equity securities)	Mandatorily at FVPL	FVOCI
Investments held for self-insured liabilities (bonds)	FVOCI	FVOCI
Holdbacks on long-term contracts	Amortized cost	Amortized cost
Indemnifications	FVPL	FVPL
Other financial assets	Amortized cost	Amortized cost

The reclassifications of financial instruments on adoption of IFRS 9 did not result in any measurement changes.

c) Other recent adoptions

The following amendments and interpretations have been adopted by the Company effective January 1, 2018. The adoption of these amendments did not have an impact on the financial position or performance of the Company.

•

In June 2016, the IASB issued Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2). The amendments clarify how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

•

In December 2016, the IASB issued Annual Improvements (2014-2016 Cycle) to make necessary but non-urgent amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards (IFRS 1), and IAS 28 Investments in Associates and Joint Ventures (IAS 28).

•

In December 2016, the International Financial Reporting Interpretations Committee (IFRIC) issued an interpretation: IFRIC 22 Foreign Currency Transactions and Advanced Consideration. This interpretation clarifies that for non-monetary assets and non-monetary liabilities, the transaction date is the date used to determine the exchange rate on which a company initially recognizes a prepayment or deferred income arising from an advance consideration.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-27	Stantec Inc.

d) Future adoptions

Listed below are the standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time, unless specifically mentioned below.

Leases

In January 2016, the IASB issued IFRS 16 Leases (IFRS 16) which replaces IAS 17 Leases (IAS 17), IFRIC 4 Determining whether an Arrangement contains a Lease (IFRIC 4), SIC-15 Operating Leases-Incentives, and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation, and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model, similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (the lease liability) and an asset representing the right to use the underlying asset during the lease term (the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will also be required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

The mandatory effective date of IFRS 16 is January 1, 2019 and the standard may be adopted using a full retrospective or modified retrospective approach. The Company intends to elect the modified retrospective approach which will result in the cumulative effect of adoption being recognized as an adjustment to the opening retained earnings at January 1, 2019. The Company will elect to apply the standard to contracts that were previously identified as leases under IAS 17 and IFRIC 4. This election will exclude contracts not previously identified as containing a lease under IAS 17 and IFRIC 4. In addition, the Company will elect a practical expedient of using the exemptions on lease contracts with lease terms ending within 12 months as of the date of initial application and lease contracts when the underlying asset is of low value.

The Company established an IFRS 16 Implementation team and provides regular updates to the Audit and Risk Committee, including reports on the progress made on the project’s detailed work plan. As part of the implementation project, the Company prepared a preliminary impact assessment of IFRS 16 and educated stakeholders. The Company is in the final process of amending lease policies and practices, updating internal controls, finalizing the completeness and accuracy of lease data, implementing a new lease accounting software, and quantifying the impact of IFRS 16 adoption as at January 1, 2019. The Company anticipates a material impact to the statement of financial position due to the recognition of the present value of unavoidable future lease payments as lease assets and lease liabilities, mainly related to real estate leases.

Other future adoptions

•

In June 2017, IFRIC issued IFRIC 23 Uncertainty over Income Tax Treatments. This interpretation addresses how to reflect the effects of uncertainty in accounting for income tax. When there is uncertainty over income tax treatments under IAS 12 Income Taxes, IFRIC 23 is applied to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates. This interpretation is effective January 1, 2019, retrospectively, subject to certain exceptions.

•

In October 2017, the IASB issued Prepayment Features with Negative Compensation (Amendments to IFRS 9). The amendments address concerns about how IFRS 9 classifies prepayable financial assets and clarifies accounting for financial liabilities following a modification. These amendments are effective on or after January 1, 2019, retrospectively, subject to certain exceptions, with earlier application permitted.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-28	Stantec Inc.

•

In October 2017, the IASB issued Long-term Interest in Associates and Joint Ventures (Amendments to IAS 28). The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture that forms part of a net investment in the associate or joint venture but to which the equity method is not applied. These amendments are effective on or after January 1, 2019, retrospectively, subject to certain exceptions, with earlier application permitted.

•

In December 2017, the IASB issued Annual Improvements (2015-2017 Cycle) to make necessary but non-urgent amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes, and IAS 23 Borrowing Costs. These amendments are effective on or after January 1, 2019, with earlier application permitted.

•

In February 2018, the IASB issued amendments to IAS 19 Employee Benefits, which requires entities to use updated actuarial assumptions to determine current service cost and net interest when plan amendments, curtailments, or settlements occur during an annual reporting period. The amendments are effective January 1, 2019, with earlier application permitted.

•

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting, which includes revised definitions of an asset and a liability as well as new guidance on measurement and derecognition, presentation, and disclosure. The amendments have an effective date of January 1, 2020, for companies that use the framework to develop accounting policies when no IFRS applies to a transaction.

•

In October 2018, the IASB issued the revised Definition of a Business (Amendments to IFRS 3). The amendments clarify the definition of a business with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020.

•

In October 2018, the IASB issued the Definition of Material (Amendments to IAS 1 and IAS 8). The amendments clarify the definition of material to align the definition used in the Conceptual Framework and the IFRS standards. The amendments are effective for annual reporting periods beginning on or after January 1, 2020, with earlier application permitted.

7. Business Acquisitions

Acquisitions in 2017

During 2017, the Company acquired all the shares and business of RNL Facilities Corporation (RNL) and acquired certain assets and liabilities of Inventrix Engineering, Inc. (Inventrix) and North State Resources, Inc. (NSR).

The preliminary fair values of the net assets recognized in the Company’s consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition dates. During 2018, management finalized the fair value assessments of assets and liabilities acquired from RNL, Inventrix, and NSR. There were no material measurement period adjustments.

Acquisitions in 2018

On March 23, 2018, the Company acquired all the shares and business of ESI Limited (ESI) for cash consideration and notes payable. ESI, based in Shrewsbury, England, enhances the Company’s Consulting Services-Global group of cash generating units (CGUs) and has capabilities in groundwater, land, and sustainable development.

On March 30, 2018, the Company acquired certain assets and liabilities of Occam Engineers Inc. (OEI) for cash consideration and notes payable. OEI, based in Albuquerque, New Mexico, enhances the Company’s Consulting Services-United States CGU, and provides expertise in civil engineering, public works, transportation, development engineering, planning and feasibility, program management, water resources, and value analysis.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-29	Stantec Inc.

On April 1, 2018, the Company acquired all the shares and business of Traffic Design Group Limited (TDG) for cash consideration and notes payable. TDG, a transportation planning and traffic engineering design firm based in Wellington, New Zealand, enhances the Company’s Consulting Services-Global group of CGUs.

On May 18, 2018, the Company acquired all the shares and business of Norwest Corporation (NWC) for cash consideration and notes payable. NWC, based in Calgary, Alberta, enhances the Company’s Consulting Services-Canada CGU, and provides expertise in geotechnical, geological, and mining fields.

On May 25, 2018, the Company acquired all the shares and business of Cegertec Experts Conseils Inc. (Cegertec) for cash consideration and notes payable. Cegertec, based in Chicoutimi, Quebec, enhances the Company’s Consulting Services-Canada CGU, and provides expertise in engineering, project management, risk management, construction supervision, and structural inspections and inventory.

On September 7, 2018, the Company acquired all the partnership interests and business of Peter Brett Associates LLP and all the shares and business of PBA International Limited (collectively, PBA). PBA is a partnership practice of engineers, planners, scientists, and economists delivering projects in various sectors. PBA, based in Reading, England, enhances the Company’s Consulting Services-Global group of CGUs.

On October 15, 2018, the Company acquired certain assets and liabilities of True Grit Engineering Limited (TGE) for cash consideration and notes payable. TGE, based in Thunder Bay, Ontario, enhances the Company’s Consulting Services-Canada CGU, and has expertise in infrastructure engineering, project management and planning, and environmental services.

During 2018, management finalized the fair value assessments of assets and liabilities acquired from ESI, OEI, and TDG. As at February 28, 2019, management received vendor approval of the adjustments to the closing financial statements for PBA, NWC, and Cegertec. Management was also reviewing the vendors’ closing financial statements for TGE. Once these financial statement reviews are complete and approvals are obtained, the valuation of acquired intangibles and goodwill will be finalized. No significant measurement period adjustments were recorded during the year ended December 31, 2018.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

For acquisitions completed in 2018		Total
	Note	$

Cash consideration		88.0
Notes payable		55.6

Consideration		143.6

Assets and liabilities acquired
Cash acquired		7.8
Non-cash working capital
Trade receivables		34.7
Unbilled receivables		6.4
Accounts payable		(19.8)
Other non-cash working capital		(0.6)
Property and equipment	11	4.4
Intangible assets	13	33.0
Deferred tax assets	26	1.9
Net employee defined benefit liability	18	(16.5)
Provisions	17	(1.4)
Deferred tax liabilities	26	(2.6)

Total identifiable net assets at fair value		47.3
Goodwill arising on acquisitions	12	96.3

Consideration		143.6

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-30	Stantec Inc.

Trade receivables and unbilled receivables assumed from acquired companies are recognized at fair value at the time of acquisition, and their fair value approximated their net carrying value.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Goodwill relating to acquisitions completed in 2018 added to our Consulting Services – Canada, Consulting Services – United States, and Consulting Services – Global cash generating units (CGUs). For acquisitions completed in 2018, $3.6 of goodwill and intangible assets is deductible for income tax purposes.

The fair values of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and onerous contracts. For the acquisitions completed in 2018, the Company assumed $0.8 in provisions for claims. At December 31, 2018, provisions for claims outstanding relating to all prior acquisitions were $11.1, based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 14).

For business combinations that occurred in 2018, gross revenue earned in 2018 since the acquired entities’ acquisition dates is approximately $86. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date. It is also impracticable to disclose what the Company’s gross revenue and profit from continuing operations would have been had the business combinations, that occurred in 2018, taken place at the beginning of the year.

In 2018, directly attributable acquisition-related costs of $0.7 have been expensed and are included in administrative and marketing expenses. These costs consist primarily of legal, accounting, and financial advisory fees and costs directly related to acquisitions.

Consideration paid and outstanding

Details of the consideration paid in 2018 for current and past acquisitions are as follows:

December 31
2018
$

Cash consideration (net of cash acquired)	80.2
Payments on notes payable from previous acquisitions	42.0

Total net cash paid	122.2

Total notes payable and adjustments to these obligations are as follows:
December 31
2018
$

Balance, beginning of the year	58.8
Additions for acquisitions in the year	55.6
Other adjustments	(0.2)
Payments	(42.0)
Interest	0.9
Impact of foreign exchange	3.0

Total notes payable	76.1

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-31	Stantec Inc.

8. Discontinued Operations and Disposition of Subsidiaries

Construction Services - Discontinued Operations

Construction Services was acquired as part of the MWH acquisition in 2016 and was previously a reportable segment (note 34) and group of cash generating units (note 12). On November 2, 2018, the Company completed the sale of its Construction Services reportable segment, reported as discontinued operations in these consolidated financial statements for all periods presented as prescribed by IFRS 5. The Company assumed the defined benefit pension plan related to Construction Services and the obligations related to an ongoing UK-based waste-to-energy project. These items are included in the Company’s discontinued operations.

The Company reviewed the carrying value of the Construction Services disposal group at September 30, 2018, and determined that the carrying value of the disposal group exceeded the estimated fair value less costs to sell indicating an impairment of assets. As a result, a goodwill impairment charge of $53.0 was recognized in the third quarter of 2018 against the goodwill allocated to the Construction Services (note 12).

Construction Services was sold for gross proceeds of $104.2 (US$79.5), less estimated working capital adjustments and transaction costs, resulting in initial cash proceeds of $28.8 (US$22.0). In accordance with the Credit Facilities agreement (note 16), the Company used the net proceeds on sale, less taxes payable and certain transaction costs (all as defined in the relevant agreements), to repay a portion of its long-term debt. As at February 28, 2019, management and the purchaser have not completed their review of the closing financial statements. Any adjustments will be recognized in discontinued operations in 2019.

As a result of the sale, the Company recognized a net loss from the discontinued operations as follows:

	Notes	December 31 2018 $	December 31 2017 $

Revenue		884.4	1,111.4
Expenses		(953.8)	(1,111.4)
Impairment of goodwill	12	(53.0)	-

Loss from operating activities, before income taxes		(122.4)	-
Income taxes on operating activities		10.8	-

Loss from operating activities, net of income taxes		(111.6)	-

Gain on disposal of discontinued operations before income taxes		1.5	-
Income taxes on disposal of discontinued operations		(13.8)	-

Loss on disposal of discontinued operations, net of income taxes		(12.3)	-

Net loss from discontinued operations		(123.9)	-

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-32	Stantec Inc.

Innovyze, Inc. - Disposition of Subsidiaries

On May 5, 2017, the Company completed the sale of the shares of Innovyze, Inc. along with its subsidiaries Innovyze Pty Limited and Innovyze Limited (collectively, Innovyze). Innovyze was acquired as part of the MWH acquisition and formed part of the Company’s Consulting Services – United States and Consulting Services – Global reportable segments.

As a result of the sale, the Company recognized the following gain on disposition in the consolidated statements of income for the year ended December 31, 2017.

$

Gross proceeds	369.1
Working capital adjustments	(15.3)
Transaction costs	(16.9)

Net proceeds from sale, net of cash sold	336.9

Net assets disposed	(268.5)
Cumulative exchange loss on translating foreign operations reclassified from equity	(13.8)

Gain on disposal of a subsidiary	54.6

In addition, current tax expense of $124.1 and deferred taxes of $29.5 were recognized in the consolidated statements of income.

In accordance with the Credit Facilities agreement (note 16), the Company used the net proceeds on sale, less taxes payable and certain transaction costs (all as defined in the relevant agreements), to repay its long-term debt by $221.3.

9. Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

	December 31	December 31
	2018	2017
	$	$

Cash	176.5	234.7
Unrestricted investments	8.7	4.8

Cash and cash equivalents	185.2	239.5

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

At December 31, 2018, no funds were held in escrow accounts (2017 – $7.9 (US$6.2)). In 2017, these escrow funds covered potential indemnification claims from acquisitions and were settled in accordance with an escrow agreement.

10. Trade and Other Receivables

	December 31	December 31
	2018	2017
	$	$

Trade receivables, net of ECL of $1.5 (2017 – $2.1)	774.5	746.6
Holdbacks, current	18.7	43.8
Lease inducements receivable	44.0	-
Other	40.9	25.7

Trade and other receivables	878.1	816.1

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-33	Stantec Inc.

The aging analysis of gross trade receivables is as follows:

	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

December 31, 2018	776.0	355.6	228.7	63.8	43.2	84.7

December 31, 2017	748.7	403.1	182.4	53.9	29.1	80.2

Information about the Company’s exposure to credit risks and impairment losses for trade and other receivables is included in note 24, and changes due to IFRS 9 are included in note 6.

11. Property and Equipment

	Engineering Equipment $	Office Equipment $	Leasehold Improvements $	Other $	Total $

Cost
December 31, 2016	131.9	82.0	166.9	34.0	414.8
Additions	21.2	6.8	29.4	4.7	62.1
Additions arising on acquisitions	0.2	0.1	0.5	-	0.8
Disposals	(33.4)	(24.9)	(16.4)	(3.8)	(78.5)
Transfers	0.1	(0.8)	0.2	0.5	-
Impact of foreign exchange	(3.3)	(1.6)	(5.1)	(1.5)	(11.5)

December 31, 2017	116.7	61.6	175.5	33.9	387.7
Additions	23.2	19.4	79.5	8.1	130.2
Additions arising on acquisitions	1.6	0.7	1.7	0.4	4.4
Disposals	(12.2)	(2.2)	(31.4)	(4.7)	(50.5)
Discontinued operations (note 8)	(11.5)	(0.4)	(1.7)	(2.0)	(15.6)
Transfers	(0.4)	(0.1)	(0.2)	0.7	-
Impact of foreign exchange	4.9	3.0	7.8	1.4	17.1

December 31, 2018	122.3	82.0	231.2	37.8	473.3

Accumulated depreciation
December 31, 2016	73.1	45.6	64.9	17.3	200.9
Depreciation - continuing operations	16.3	7.5	26.7	1.7	52.2
Depreciation - discontinued operations	1.9	0.1	-	0.4	2.4
Disposals	(32.7)	(25.4)	(15.9)	(2.7)	(76.7)
Impact of foreign exchange	(1.2)	(0.2)	(1.6)	(0.7)	(3.7)

December 31, 2017	57.4	27.6	74.1	16.0	175.1
Depreciation - continuing operations	15.3	6.7	25.9	2.2	50.1
Depreciation - discontinued operations	1.5	-	0.2	0.3	2.0
Disposals	(10.6)	(1.9)	(31.1)	(1.9)	(45.5)
Discontinued operations (note 8)	(3.3)	(0.3)	(0.3)	(0.7)	(4.6)
Transfers	(0.4)	(0.1)	(0.2)	0.7	-
Impact of foreign exchange	2.3	1.2	2.9	0.4	6.8

December 31, 2018	62.2	33.2	71.5	17.0	183.9

Net book value
December 31, 2017	59.3	34.0	101.4	17.9	212.6

December 31, 2018	60.1	48.8	159.7	20.8	289.4

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-34	Stantec Inc.

Leasehold improvements includes construction work in progress of $8.9 (2017 – $3.5) on which depreciation has not started.

Included in the Other category is automotive equipment, buildings, land, financial assets, and an ownership interest in an aircraft.

12. Goodwill

	Note	December 31 2018 $	December 31 2017 $

Gross goodwill, beginning of the year		1,734.6	2,006.1
Acquisitions		96.3	16.3
Disposals	8	(120.2)	(194.4)
Impact of foreign exchange		88.5	(93.4)

Gross goodwill, end of the year		1,799.2	1,734.6

Accumulated impairment losses, beginning of the year		(178.0)	(178.0)
Impairment of goodwill	8	(53.0)	-
Disposals	8	53.0	-
Accumulated impairment losses, end of the year		(178.0)	(178.0)

Net goodwill, end of the year		1,621.2	1,556.6

Goodwill arising from acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies.

CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity’s operations. Prior to the sale of Construction Services, the Company had seven CGUs. Three of these were grouped into Consulting Services – Global and two were grouped into Construction Services for the purposes of impairment testing. The Company does not monitor goodwill at or allocate goodwill to its business operating units.

On November 2, 2018, the Company completed the sale of its Construction Services business (note 8). In connection with the sale, the Company reviewed the carrying value of the Construction Services disposal group as at September 30, 2018. The carrying value of the disposal group exceeded the estimated fair value less cost to sell at that time. As a result, the Company recognized a goodwill impairment charge of $53.0 in the quarter ended September 30, 2018. The fair value measurement of the Construction Services group of CGUs was categorized as Level 3 in the fair value hierarchy based on unobservable market inputs.

During 2017, the Company completed the sale of Innovyze (note 8). Innovyze’s goodwill disposed of included $106.3 allocated from Consulting Services – United States and $88.1 allocated from Consulting Services – Global.

On October 1, 2018, and October 1, 2017, the Company performed its annual goodwill impairment test in accordance with its policy described in note 4. Based on the results of the 2018 and 2017 tests, the Company concluded that the recoverable amount of each CGU or group of CGUs approximated or exceeded its carrying amount and, therefore, goodwill was not impaired.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-35	Stantec Inc.

Goodwill was allocated to each CGU or group of CGUs as follows:

	December 31 2018 $	December 31 2017 $

Consulting Services
Canada	358.2	337.8
United States	1,003.7	917.7
Global	259.3	183.2
Construction Services	-	117.9

Allocated	1,621.2	1,556.6

Valuation techniques

When performing the goodwill impairment test, if the carrying amount of a CGU or group of CGUs is higher than its recoverable amount, an impairment charge is recorded as a reduction in the carrying amount of the goodwill on the consolidated statements of financial position and recognized as a non-cash impairment charge in income.

The Company estimates the recoverable amount by using the fair value less costs of disposal approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGUs or group of CGUs projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions and the risk of achieving the cash flows. The Company uses cash flow projections covering a five-year period from financial forecasts approved by senior management. For its October 1, 2018, and October 1, 2017, impairment tests, the Company discounted the cash flows for each CGU or group of CGUs using an after-tax discount rate ranging from 9.3% to 17.0% (2017 – 8.9% to 15.1%) . To arrive at cash flow projections, the Company used estimates of economic and market information over the projection period (note 5).

The Company validates its estimate of the fair value of each CGU or group of CGUs under the income approach by comparing the resulting multiples to multiples derived from comparable public companies and comparable company transactions. The Company reconciles the total fair value of all CGUs and groups of CGUs with its market capitalization to determine whether the sum is reasonable. If the reconciliation indicates a significant difference between the external market capitalization and the fair value of the CGUs or groups of CGUs, the Company reviews and adjusts, if appropriate, the discount rate of the CGUs or groups of CGUs and considers whether the implied acquisition premium (if any) is reasonable in light of current market conditions. The fair value measurement was categorized as level 3 in the fair value hierarchy based on the significant inputs in the valuation technique used (note 4h).

The Company may need to test its goodwill for impairment between its annual test dates if market and economic conditions deteriorate or if volatility in the financial markets causes declines in the Company’s share price, increases the weighted average cost of capital, or changes valuation multiples or other inputs to its goodwill assessment. In addition, changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value could cause them to be impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company’s consolidated financial statements but in themselves do not have any adverse effect on its liquidity, cash flows from operating activities, or debt covenants and will not have an impact on its future operations.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-36	Stantec Inc.

Key assumptions

The calculation of fair value less costs of disposal is most sensitive to the following assumptions:

•	Operating margin rates based on actual experience and management’s long-term projections.

•

Discount rates reflecting investors’ expectations when discounting future cash flows to a present value, taking into consideration market rates of return, capital structure, company size, and industry risk. If necessary, a discount rate is further adjusted to reflect risks specific to a CGU or group of CGUs when future estimates of cash flows have not been adjusted.

•	Terminal growth rates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that does not exceed 3.0%.

•	Non-cash working capital requirements are based on historical actual rates, market analysis, and management’s long-term projections.

•	Net revenue growth rate based on management’s best estimates of cash flow projections over a five year period.

Sensitivity to changes in assumptions

As at October 1, 2018, the recoverable amount of each CGU and group of CGUs exceeded its carrying amount. For Consulting Services – Canada and Consulting Services – United States, management believes that no reasonably possible change in any of the above key assumptions would have caused the carrying amount to exceed its recoverable amount.

For the Consulting Services – Global group of CGUs, as at the impairment testing date, the recoverable amount approximated the carrying amount. As a result, any adverse change in key assumptions could cause the carrying value to exceed the fair value less costs of disposal. The Consulting Services – Global group of CGUs had a moderated outlook in the pace of recoveries in the energy and mining sectors and in public sector spending in regions linked to these markets. These moderated outlooks were reflected in the Company’s budget and projections.

The values assigned to the most sensitive key assumptions for the Consulting Services – Global group of CGUs are listed in the table below:

Key Assumptions	Consulting Services – Global

Operating margin rates	5.6% to 8.7%
After tax discount rate	11.2%
Terminal growth rate	3.0%
Non-cash working capital rates	20.3% to 20.5%
Average annual net revenue growth rate (2019-2023)	3.7%

Key assumptions for operating margin rates and non-cash working capital rates are calculated on net revenue.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-37	Stantec Inc.

13. Intangible Assets

	Client Relationships $	Contract Backlog $	Software $	Other $	Total $	Total Lease Disadvantage (note 19) $

Cost
December 31, 2016	399.0	55.5	97.6	38.4	590.5	(10.3)
Additions	-	-	5.7	-	5.7	-
Additions arising on acquisitions	3.2	2.7	-	0.2	6.1	-
Disposals - Innovyze	(78.1)	-	(19.1)	(6.1)	(103.3)	-
Disposals - other	-	-	(3.3)	-	(3.3)	-
Removal of fully amortized assets	(13.8)	(6.2)	(15.7)	(3.1)	(38.8)	2.5
Impact of foreign exchange	(20.8)	(4.1)	0.4	(1.9)	(26.4)	0.6

December 31, 2017	289.5	47.9	65.6	27.5	430.5	(7.2)
Additions	-	-	33.2	-	33.2	-
Additions arising on acquisitions	25.1	5.7	0.2	2.0	33.0	-
Discontinued operations (note 8)	(19.7)	-	(5.3)	(4.4)	(29.4)	-
Removal of fully amortized assets	(3.9)	(46.2)	(18.8)	(10.8)	(79.7)	3.1
Impact of foreign exchange	16.3	1.1	0.3	0.7	18.4	(0.3)

December 31, 2018	307.3	8.5	75.2	15.0	406.0	(4.4)

Accumulated amortization
December 31, 2016	85.0	19.2	28.2	8.6	141.0	(5.5)
Amortization - continuing operations	28.2	22.3	16.4	7.9	74.8	(1.8)
Amortization - discontinued operations	2.0	4.1	0.8	0.4	7.3	(0.1)
Disposals - Innovyze	(7.2)	-	(1.1)	-	(8.3)	-
Disposals - other	-	-	(2.7)	-	(2.7)	-
Removal of fully amortized assets	(13.8)	(6.2)	(15.7)	(3.1)	(38.8)	2.5
Impact of foreign exchange	(3.8)	(1.8)	1.0	(0.6)	(5.2)	0.4

December 31, 2017	90.4	37.6	26.9	13.2	168.1	(4.5)
Amortization - continuing operations	26.9	9.9	25.7	3.6	66.1	(1.1)
Amortization - discontinued operations	1.8	1.4	0.7	1.8	5.7	(0.1)
Discontinued operations (note 8)	(4.9)	-	(1.9)	(2.4)	(9.2)	-
Removal of fully amortized assets	(3.9)	(46.2)	(18.8)	(10.8)	(79.7)	3.1
Impact of foreign exchange	5.9	0.9	0.1	0.4	7.3	(0.3)

December 31, 2018	116.2	3.6	32.7	5.8	158.3	(2.9)

Net book value
December 31, 2017	199.1	10.3	38.7	14.3	262.4	(2.7)

December 31, 2018	191.1	4.9	42.5	9.2	247.7	(1.5)

Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts. Software includes finance leases with a net book value of $19.1 (2017 – $16.5). The non-cash portion of additions was $15.1 for 2018 (2017 – nil), and was excluded from the statement of cash flows.

In accordance with its accounting policies in note 4, the Company tests intangible assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. To determine indicators of impairment of intangible assets, the Company considers external sources of information such as

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-38	Stantec Inc.

prevailing economic and market conditions and internal sources of information such as the historical and expected financial performance of the intangible assets. If indicators of impairment are present, the Company determines recoverability based on an estimate of discounted cash flows, using the higher of either the value in use or the fair value less costs of disposal method. The measurement of impairment loss is based on the amount that the carrying amount of an intangible asset exceeds its recoverable amount at the CGU level. As part of the impairment test, the Company updates its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets. During 2018, the Company concluded that there were no indicators of impairment related to intangible assets.

14. Other Assets

	December 31 2018 $	December 31 2017 $

Financial assets
Investments held for self-insured liabilities	144.2	147.1
Holdbacks on long-term contracts	28.7	39.6
Indemnifications	0.8	2.4
Other	6.5	6.3
Other non-financial assets
Investment tax credits	6.1	9.2
Transaction costs on long-term debt	3.6	4.9
Deferred contract costs	8.8	-

	198.7	209.5
Less current portion - financial	18.1	14.0
Less current portion - non-financial	5.1	-

Long-term portion	175.5	195.5

Investments held for self-insured liabilities

Investments held for self-insured liabilities include government and corporate bonds that are classified as FVOCI with unrealized gains (losses) recorded in other comprehensive income (loss). Investments also include equity securities that are classified at FVPL with gains (losses) recorded in net income.

Their fair value and amortized cost are as follows:

	December 31		December 31
	2018		2017
	$		$
	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	103.0	103.8	97.7	98.6
Equity securities	41.2	45.0	49.4	48.3

Total	144.2	148.8	147.1	146.9

The bonds bear interest at rates ranging from 0.75% to 5.15% per annum (2017 – 0.75% to 5.15%). The terms to maturity of the bond portfolio, stated at fair value, are as follows:

	December 31 2018 $	December 31 2017 $

Within one year	14.0	5.6
After one year but not more than five years	85.2	73.5
More than five years	3.8	18.6

Total	103.0	97.7

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-39	Stantec Inc.

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 17). During 2018, the Company decreased provisions and indemnification assets relating to prior acquisitions by $1.8 (2017 – increased by $0.2).

15. Trade and Other Payables

	December 31 2018 $	December 31 2017 $

Trade accounts payable	222.6	367.1
Employee and payroll liabilities	263.3	248.8
Accrued liabilities	87.2	88.7

Trade and other payables	573.1	704.6

16. Long-Term Debt

	December 31 2018 $	December 31 2017 $

Notes payable	76.8	60.8
Revolving credit facilities	528.6	209.9
Term loan	308.8	458.5
Finance lease obligations	19.5	10.4

	933.7	739.6
Less current portion	48.5	198.2

Long-term portion	885.2	541.4

Notes payable

Notes payable consists primarily of notes payable for acquisitions (note 7). The weighted average rate of interest on the notes payable at December 31, 2018, was 3.16% (2017 – 3.46%). Notes payable may be supported by promissory notes and are due at various times from 2019 to 2021. The aggregate maturity value of the notes at December 31, 2018, was $78.2 (2017 – $61.9). At December 31, 2018, $23.2 (US$17.0) (2017 – $57.4 (US$45.7)) of the notes’ carrying amount was payable in US funds and $32.9 was payable in other foreign currencies.

Revolving credit facilities and term loan

On June 27, 2018, the Company amended its syndicated senior credit facilities (Credit Facilities) which, subsequent to the amendment, consist of a senior revolving credit facility in the maximum amount of $800.0 and senior term loans of $310.0 in two tranches. The amendment changed certain terms and conditions, including making all the facilities unsecured and extending the maturity date of its revolving credit facility by five years and Tranches B and C of its term loans by four years and five years respectively. Additional funds can be accessed subject to approval and under the same terms and conditions. As a result of the amendment, access to these additional funds increased from $200.0 to $400.0. The amendment was accounted for as a debt modification and a gain of $1.4 was recognized. The revolving credit facility expires on June 27, 2023. The revolving credit facility and the term loans may be repaid from time to time at the option of the Company. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Tranches B and C of the term loan were drawn in Canadian funds of $150.0 (due on June 27, 2022) and $160.0 (due on June 27, 2023), respectively. Before the amendment, a third tranche (Tranche A) was drawn in Canadian funds for $150.0 and repaid on May 6, 2018.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-40	Stantec Inc.

The Credit Facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance; in US dollars as either a US base rate or a LIBOR advance; or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance; and by way of letters of credit. Depending on the form under which the credit facilities are accessed, rates of interest vary between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points vary, depending on the Company’s leverage ratio (a non-IFRS measure). The Credit Facilities contain restrictive covenants (note 25).

At December 31, 2018, $13.6 (US$10.0) of the revolving credit facility was payable in US funds and $515.0 was payable in Canadian funds. At December 31, 2017, $106.9 (US$85.0) of the revolving credit facility was payable in US funds and $103.0 was payable in Canadian funds. At December 31, 2018 and 2017, the entire term loan was payable in Canadian funds. The average interest rate applicable at December 31, 2018, for the Credit Facilities was 4.53% (2017 – 3.20%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At December 31, 2018, the Company had issued outstanding letters of credit that expire at various dates before January 2020, are payable in various currencies, and total $48.0 (2017 – $51.8). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2018, $223.4 (2017 – $538.3) was available in the revolving credit facility for future activities.

At December 31, 2018, $23.8 (2017 – $4.3) in additional letters of credit outside of the Company’s revolving credit facility was issued and outstanding. These were issued in various currencies. Of these letters of credit, $14.7 (2017 – $4.3) expire at various dates before January 2020, and $9.1 (2017 – nil) have open ended terms.

Surety facilities

As part of the normal course of operations, the Company has surety facilities, primarily related to Construction Services, to accommodate the issuance of bonds for certain types of project work. At December 31, 2018, the Company issued bonds under these surety facilities: $3.5 (2017 – $0.2) in Canadian funds, $791.4 (US$580.2) (2017 – $587.1(US$467.0)) in US funds, and $4.7 (2017 – $1.0) in other foreign currencies. These bonds expire at various dates before July 2024. In accordance with the sale agreement for Construction Services, the purchaser will make reasonable efforts to arrange for the Company’s release from bonds related to construction services as soon as practicable. The purchaser has indemnified the Company for any obligations that may arise from these bonds.

Finance lease obligations

The Company has finance leases for software and for automotive and office equipment. At December 31, 2018, finance lease obligations included finance leases bearing interest at rates ranging from 1.40% to 5.25% (2017 – 1.4% to 5.25%). These finance leases expire at various dates before October 2021.

Future minimum lease payments under finance leases and the present value of the net minimum lease payments are as follows:

	December 31	December 31
	2018	2017
	$	$

Within one year	10.0	7.4
After one year but not more than five years	9.8	3.1

Total minimum lease payments	19.8	10.5
Less amounts representing finance charges	0.3	0.1

Present value of minimum lease payments	19.5	10.4

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-41	Stantec Inc.

17. Provisions

		December 31, 2018
	Provision
	for self-			Expected
	insured	Provision	Onerous	project
	liabilities	for claims	contracts	losses	Total
	$	$	$	$	$

Provision, beginning of the year	72.5	18.9	4.8	-	96.2
Current year provisions	25.1	4.0	13.3	15.6	58.0
Acquisitions	-	0.8	0.6	-	1.4
Paid or otherwise settled	(24.9)	(9.8)	(5.8)	-	(40.5)
Impact of foreign exchange	4.3	0.9	0.3	-	5.5

	77.0	14.8	13.2	15.6	120.6

Less current portion	3.8	11.3	11.7	15.6	42.4

Long-term portion	73.2	3.5	1.5	-	78.2

		December 31, 2017
	Provision
	for self-
	insured	Provision	Onerous
	liabilities	for claims	contracts	Total
	$	$	$	$

Provision, beginning of the year	69.4	25.2	10.8	105.4
Current year provisions	23.9	2.3	0.7	26.9
Acquisitions	-	0.2	-	0.2
Paid or otherwise settled	(17.5)	(6.8)	(6.4)	(30.7)
Impact of foreign exchange	(3.3)	(2.0)	(0.3)	(5.6)

	72.5	18.9	4.8	96.2

Less current portion	6.6	18.8	2.7	28.1

Long-term portion	65.9	0.1	2.1	68.1

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of its services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, the Company may be subject to claims for which it is only partly insured or completely insured.

Damages assessed in connection with and the cost of defending such actions could be substantial and possibly in excess of policy limits, for which a range of possible outcomes are either not able to be estimated or not expected to be significant. However, based on advice and information provided by legal counsel, the Company’s previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provisions for probable and reasonably estimated liabilities associated with these claims. In addition, management believes that it has appropriate insurance in place to respond to and offset the cost of resolving these claims.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-42	Stantec Inc.

Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than that recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position.

Management regularly reviews the timing of the outflows of these provisions. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s net cash flows.

Provision for self-insured liabilities is determined based on an actuarial estimate.

Provision for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from previous acquisitions and may be indemnified by the acquiree (notes 7 and 14).

Onerous contracts consist of lease exit liabilities and sublease losses. Payments for these onerous contracts will occur until 2024. The Company recorded a lease exit expense in relation to its corporate office move of approximately $12.8 in the fourth quarter of 2018.

18. Employee Defined Benefit Obligations

	December 31	December 31
	2018	2017
	$	$

Net defined benefit pension asset	(10.0)	(12.7)

Net defined benefit pension liability	55.5	31.2
End of employment benefit plans	13.1	13.6

	68.6	44.8

Defined benefit pension plans

The Company sponsors defined benefit pension plans (the Plans) covering certain full-time and past employees, primarily in the United Kingdom. The benefits for the Plans are based on final compensation and years of service. The Plans are closed to new participants and have ceased all future service benefits, although the future salary link has been retained for certain continuing active members.

The Plans are governed by the laws of the United Kingdom. Each pension plan has a board of trustees–consisting of four employer-appointed trustees and member-nominated trustees–that is responsible for administering the assets and defining the investment policies of the Plans.

The funding objective of each pension plan is to have sufficient and appropriate assets to meet actuarial liabilities. The board of trustees reviews the level of funding required based on separate triennial actuarial valuations for funding purposes; the most recent were completed as at March 31, 2017 and February 1, 2016. The Plans required that contributions be made to separately administered funds, which are maintained independently by custodians. The Company expects to contribute $23.3 to the Plans in 2019.

The Plans expose the Company to a number of risks, including changes to long-term UK interest rates and inflation expectations, movements in global investment markets, changes in life expectancy rates, foreign exchange risk, and regulatory risk from changes in UK pension legislation. The Company is also exposed to price risk because the Plans’ assets include significant investments in equities.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-43	Stantec Inc.

Guaranteed annuities, purchased for certain plan members upon retirement, protect a portion of the Plans from changes in interest rates and longevity post-retirement. Post-retirement benefits that are fully matched with insurance policies have been included in both the asset and liability figures in the following tables.

A liability-driven investment (LDI) strategy has been implemented to hedge a portion of the Plans’ long-term interest rate and inflation risks by investing in assets that have similar interest rate and inflation characteristics as the Plans’ liabilities. The LDI strategy relates to only a portion of the Plans’ investments; therefore, the Plans remain exposed to significant interest rate and inflation risk, along with the other risks mentioned above.

The following table shows a reconciliation from the opening balances to the closing balances for the net defined benefit liability and its components:

		2018			2017
			Net			Net
	Defined	Fair Value	Defined	Defined	Fair Value	Defined
	Benefit	of Plan	Benefit	Benefit	of Plan	Benefit
	Obligation	Assets	Liability	Obligation	Assets	Liability
	$	$	$	$	$	$
Balance, beginning of the year	397.7	(379.2)	18.5	374.6	(324.1)	50.5
Acquisition of PBA	80.9	(64.4)	16.5	-	-	-

Included in pre-tax profit or loss
Interest expense (income)	10.8	(10.2)	0.6	10.4	(8.9)	1.5
Past service cost	10.5	-	10.5	-	-	-
Administrative expenses paid by the Plans	-	1.7	1.7	-	1.0	1.0

	21.3	(8.5)	12.8	10.4	(7.9)	2.5

Included in other comprehensive income
Return on the plan assets (excluding interest income)	-	17.4	17.4	-	(30.1)	(30.1)

Actuarial (gains) losses arising from:
Changes in demographic assumptions	(0.8)	-	(0.8)	(8.1)	-	(8.1)
Changes in financial assumptions	(9.3)	-	(9.3)	29.5	-	29.5
Experience adjustments	5.5	-	5.5	(5.3)	-	(5.3)
Effect of movement in exchange rates	11.5	(10.3)	1.2	10.2	(9.4)	0.8

	6.9	7.1	14.0	26.3	(39.5)	(13.2)

Other
Benefits paid	(12.5)	12.3	(0.2)	(13.6)	13.6	-
Contributions by employer	-	(16.1)	(16.1)	-	(21.3)	(21.3)

	(12.5)	(3.8)	(16.3)	(13.6)	(7.7)	(21.3)

Balance, end of the year	494.3	(448.8)	45.5	397.7	(379.2)	18.5

	December 31	December 31
	2018	2017
	$	$

Included in the statement of financial position as:

Net defined benefit asset	(10.0)	(12.7)
Net defined benefit liability	55.5	31.2

	45.5	18.5

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-44	Stantec Inc.

The Company has an unconditional right to derive economic benefit from the above surplus and has therefore recognized a net defined benefit asset.

		December 31	December 31
		2018	2017
	Note	$	$

Included in the statement of income as:

Continuing operations - administrative and marketing expenses		6.6	1.5
Discontinued operations	8	6.2	1.0

		12.8	2.5

On October 26, 2018, the United Kingdom high court issued a ruling that resulted in an amendment to the Plans to equalize guaranteed minimum pension benefits between genders and increased the Company’s defined benefit obligation by $10.5. Corresponding past service costs were recognized in the consolidated statements of income of which $4.7 was recognized in continuing operations and $5.8 in discontinued operations.

Major categories of plan assets, measured at fair value, are as follows:

	December 31	December 31
	2018	2017
	$	$

Cash and cash equivalents	3.3	2.9

Investments quoted in active markets (mutual, exchange-traded, and pooled funds):
Equities	138.1	110.1
Corporate bonds and fixed income	57.5	45.0
Pooled fund liability-driven investments	15.5	-
Property funds	10.6	6.6

Unquoted investments:
Annuity policies	110.8	102.9
Insurance contract:
Equities and property	80.2	69.5
Corporate bonds	19.2	22.7
Cash and cash equivalents	13.6	19.5

Fair value of the plan assets	448.8	379.2

The investment policy for the Plans is to balance risk and return. Approximately 50% of plan assets are invested in mutual, exchange-traded, and pooled funds (fair valued using quoted market prices) or held in cash. Approximately 25% of plan assets are held in annuity policies that are purchased for certain plan members upon retirement. The fair value of these policies reflects the value of the obligation for these retired plan members and is determined using actuarial techniques and guaranteed annuity rates. The remaining assets of the Plans are invested in a wholly insured with-profits insurance contract with a major insurance company. Contributions made to this contract are invested in insurance policies administered by third parties, which provide for a declared rate of interest. The yields on the investments are intended to provide for a steady return on the assets, that is not wholly dependent on stock market fluctuations, to reflect the long-term performance of the investment. The insurance contract is fair valued using valuation techniques with market observable inputs.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-45	Stantec Inc.

The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using actuarial valuations. The principal assumptions used in determining pension benefit obligations for the Plans are shown below (expressed as weighted averages):

	December 31	December 31
	2018	2017

Discount rate	2.77%	2.47%
Rate of increase in salaries	4.47%	3.51%
Rate of inflation, pre-retirement	2.55%	2.40%
Rate of increase in future pensions payment	3.51%	3.53%
Life expectancy at age 65 for current pensioners:
Male	22 years	22 years
Female	24 years	24 years
Life expectancy at age 65 for current members aged 40 or 45:
Male	23 years	23 years
Female	25 years	26 years

At December 31, 2018, the weighted average duration of the defined benefit obligation was 16 years (2017 – 15 years).

Quantitative sensitivity analyses showing the impact on the defined benefit obligation for significant assumptions are as follows:

	December 31		December 31
	2018		2017

	Increase	Decrease	Increase	Decrease
	$	$	$	$

Change in discount rate by 0.25%	(15.6)	17.0	(11.2)	11.8
Change in pre-retirement inflation rate by 0.25%	5.0	(4.8)	3.9	(3.8)
Change in salary growth by 0.25%	0.9	(0.8)	0.5	(0.5)
Change in pension increase assumption by 0.25%	8.4	(8.1)	6.4	(6.1)
Increase of one year in the life expectancy	9.4	n/a	6.0	n/a

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting year. The sensitivity analyses were based on changing a significant assumption and keeping all other assumptions constant and may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another.

End of employment benefit plans

The liability for end of employment benefit plans represents the Company’s estimated obligations for long service leave and annual leave that is legislated in some countries in which the Company operates.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-46	Stantec Inc.

19. Other Liabilities

		December 31	December 31
		2018	2017
	Note	$	$
Lease inducement benefits		111.2	57.2
Deferred share units payable	22	9.0	15.5
Other cash-settled share-based compensation	22	3.8	7.0
Liability for uncertain tax positions		35.0	31.3
Other		4.6	16.3

		163.6	127.3
Less current portion		23.2	26.2

Long-term portion		140.4	101.1

20. Commitments

The Company has various operating lease commitments, including commitments for annual basic premises rent under long-term leases and equipment and vehicle operating leases. The Company also has purchase obligations for cloud services, software support, and equipment. Depending on the agreement, the Company may enter into renewal options or escalation clauses.

The Company’s commitments including future minimum lease payments payable under noncancellable operating leases as at December 31, 2018, are as follows:

$

Within one year	252.3
After one year but not more than five years	638.5
More than five years	400.0

Total commitments	1,290.8

Variable payments and non-lease elements	(320.3)
Purchase obligations	(68.0)

Total minimum lease payments	902.5

The premises rental expense for the year ended December 31, 2018, was $181.7 (2017 – $178.1).

Sublease rental income for the year ended December 31, 2018, was $7.2 (2017 – $7.4). Future minimum sublease payments expected to be received under noncancellable sublease agreements as at December 31, 2018, are $19.2 (2017 – $16.8).

21. Contingencies and Guarantees

The nature of the Company’s legal claims and the provisions recorded for these claims are described in note 17. Although the Company accrues adequate provisions for probable legal claims, it has contingent liabilities relating to reported legal incidents that, based on current known facts, are not probable to result in future cash outflows. The Company is monitoring these incidents and will accrue no provision until further information results in a situation in which the criteria required to record a provision is met. Due to the nature of these incidents, such as the range of possible outcomes and the possibility of litigation, it is not practicable for management to estimate the financial effects of these incidents, the amount and timing of future outflows, and the possibility of any reimbursement of these outflows.

In the normal course of business, the Company provides indemnifications and, in limited circumstances, surety bonds and guarantees. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-47	Stantec Inc.

indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes to or in the interpretation of laws and regulations, or as a result of damages or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. In most cases, the potential payment amount of an outstanding indemnification or guarantee is limited to the remaining cost of work to be performed under service contracts. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any material payments under such indemnifications or guarantees, and no amounts have been accrued in the consolidated financial statements with respect to these indemnifications and guarantees.

22. Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

The Company had a Normal Course Issuer Bid (NCIB) enabling it to purchase up to 2,278,747 common shares during the period November 14, 2017, to November 13, 2018. On November 11, 2018, the Company renewed its NCIB, enabling it to purchase up to 2,273,879 common shares during the period November 14, 2018, to November 13, 2019. In addition, the Company entered into an Automatic Share Purchase Plan (ASPP) with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods. Such purchases are determined by the broker in its sole discretion based on parameters established by the Company under the ASPP. As at December 31, 2018, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.

During 2018, 2,470,560 (2017 – 465,713) common shares were repurchased for cancellation pursuant to the NCIB at a cost of $76.7 (2017 – $14.4). Of this amount, $19.1 (2017 – $3.6), and $0.5 (2017 – nil) reduced the share capital and contributed surplus, and $57.1 (2017 – $10.8) was charged to retained earnings.

During 2018, the Company recognized a share-based compensation expense of $5.3 (2017 – $9.5) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $5.6 (2017 – $4.9) related to the amortization of the fair value of options granted and was decreased by $0.3 (2017 – $4.6) related to the cash-settled share-based compensation (DSUs and PSUs).

The fair value of the amortized portion of the options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors.

The table below describes the dividends declared and recorded in the consolidated financial statements in 2018.

			Dividend per Share	Paid
Date Declared	Record Date	Payment Date	$	$
February 21, 2018	March 29, 2018	April 12, 2018	0.1375	15.7
May 9, 2018	June 29, 2018	July 12, 2018	0.1375	15.6
August 7, 2018	September 28, 2018	October 11, 2018	0.1375	15.7
November 7, 2018	December 28, 2018	January 10, 2019	0.1375	-

At December 31, 2018, trade and other payables included $15.4 (2017 – $14.3) related to the dividends declared on November 7, 2018.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-48	Stantec Inc.

Share-based payment transactions

The Company has a long-term incentive program that uses share options and PSUs. The Company also has a DSU plan for the board of directors.

a) Share options

The Company has granted share options to officers and employees to purchase 4,987,542 shares at prices from $14.88 to $32.98 per share. These options expire on dates between February 28, 2019, and May 15, 2023.

	For the year ended		For the year ended
	December 31		December 31
	2018		2017
		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Shares	per Share	Shares	per Share
	#	$	#	$

Share options, beginning of the year	4,426,237	29.84	3,655,020	28.33
Granted	1,112,779	32.98	1,229,689	31.75
Exercised	(338,989)	20.40	(376,160)	21.09
Forfeited	(212,485)	31.49	(82,312)	31.57

Share options, end of the year	4,987,542	31.11	4,426,237	29.84

The options held by officers and employees at December 31, 2018, were as follows:

Options Outstanding				Options Exercisable
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Exercise		Average	Exercise
Range of Exercise		Remaining	Price per	Shares	Remaining	Price per
Prices per Share	Outstanding	Contractual	Share	Exercisable	Contractual	Share
$	#	Life in Years	$	#	Life in Years	$

14.88	142,540	0.16	14.88	142,540	0.16	14.88
20.88	364,526	1.16	20.88	364,526	1.16	20.88
31.75 – 32.98	4,480,476	3.21	32.46	2,401,323	2.75	32.40

14.88 – 32.98	4,987,542	2.98	31.11	2,908,389	2.43	30.10

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed to use when estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including expected share price volatility and expected hold period to exercise.

In 2018, the Company granted 1,112,779 (2017 – 1,229,689) share options. The estimated fair value of options granted at the share market price on the grant date was $5.73 per share (2017 – $5.03) and was determined using the weighted average assumptions indicated below:

	2018	2017

Volatility in the price of the Company’s shares (%)	24.12	24.13
Risk-free interest rate (%)	2.10	0.81
Expected hold period to exercise (years)	3.50	3.50
Dividend yield (%)	1.668	1.575
Exercise price ($)	32.98	31.75

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-49	Stantec Inc.

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected hold period of the share options. The risk-free interest rate for the expected hold period of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected hold period before exercising the options. The options have a contractual life of five years.

A summary of the status of the Company’s non-vested options as at December 31, 2018, and of changes in the year are as follows:

	Number of Shares Subject to Option	Weighted Average Grant Date Fair Value per Share
	#	$
Non-vested share options, beginning of the year	2,139,320	5.28
Granted	1,112,779	5.73
Vested	(1,000,441)	5.24
Forfeited	(172,505)	5.40

Non-vested share options, end of the year	2,079,153	5.53

At December 31, 2018, a total compensation cost of $5.2 (2017 – $4.8) relating to the Company’s share option plans remained unrecognized. This cost is expected to be recognized over a weighted average period of 1.06 years (2017 – 1.06 years).

b) Performance share units

Under the Company’s long-term incentive program, certain members of the senior leadership team may be granted PSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date. PSUs vest upon completing a three-year service condition that starts on the grant date. The number of units that vest is subject to a percentage that can range from 0% to 200%, depending on achieving two equally weighted three-year performance objectives based on net income growth and return on equity. For units that vest, unit holders receive a cash payment based on the closing price of the Company’s common shares on the third anniversary date of issue. For PSUs issued in 2018 onward, the cash payment is based on the weighted-by -volume average of the closing market price of the Company’s common shares for the last five trading days preceding the anniversary date of issue. The fair value of these units is expensed over their three-year vesting period.

During 2018, 193,385 PSUs were paid at a value of $3.2 and 280,884 PSUs were issued (2017 – 284,777). Also, 29,668 PSUs were forfeited (2017 – 19,617). At December 31, 2018, 744,081 PSUs were outstanding at a fair value of $6.0 (2017 – 686,250 PSUs were outstanding at a fair value of $14.3).

c) Deferred share units

The directors of the board receive DSUs and annually elect to receive an additional fixed value compensation in the form of either DSUs or cash payment, less withholding amounts, to purchase common shares. A DSU is equal to one common share. These units vest on their grant date and are paid in cash to the directors of the board on their death or retirement. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death or retirement. These units are recorded at fair value. DSUs are adjusted for dividends as they arise, based on the number of units outstanding on the record date.

During 2018, 46,356 DSUs (2017 – 38,625) were issued and 178,866 DSUs (2017 – 66,021) were paid at a value of $6.2 (2017 – $2.1). At December 31, 2018, 306,459 DSUs were outstanding at a fair value of $9.0 (2017 – 438,969 DSUs were outstanding at a fair value of $15.5).

23. Fair Value Measurements

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-50	Stantec Inc.

measures certain financial assets at fair value on a recurring basis. During 2018, no change was made to the method of determining fair value.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During 2018, no transfers were made between levels 1 and 2 of the fair value measurements.

The following table summarizes the Company’s fair value hierarchy (note 4h) for those assets and liabilities measured and adjusted to fair value on a recurring basis at December 31, 2018:

		Carrying Amount	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	Note	$	$	$	$

Investments held for self-insured liabilities	14	144.2	-	144.2	-

Investments held for self-insured liabilities consist of government and corporate bonds, and equity securities. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at December 31, 2018:

		Fair Value Amount of Liability	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	Note	$	$	$	$

Notes payable	16	76.9	-	76.9	-

The fair value of notes payable is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

24. Financial Instruments

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty fails to meet its contractual obligation. Assets that subject the Company to credit risk consist primarily of cash and cash equivalents, cash in escrow, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, and indemnifications.

The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which, at December 31, 2018, was $1,681.3 (2017 – $1,667.4).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds, equity securities, and term deposits. The Company believes the risk associated with corporate bonds, equity securities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-51	Stantec Inc.

geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables, which, at December 31, 2018, was 66 days (2017 – 55 days).

The Company applies the simplified approach to trade and other receivables, unbilled receivables, contract assets, and holdbacks and recognizes a loss allowance provision based on lifetime expected credit losses (ECLs). The loss allowance provision is based on the Company’s historical collection and loss experience and incorporates forward-looking factors, where appropriate.

	Total	1–30	31–60	61–90	91–120	121+
	$	$	$	$	$	$

Expected loss rate		0.07%	0.10%	0.22%	0.43%	0.75%
Gross carrying amount	1,356.9	936.5	228.7	63.8	43.2	84.7

Loss allowance provision, end of the year	1.9	0.7	0.2	0.1	0.2	0.7

During 2018, $0.8 of trade receivables were written off and the Company had no recoveries from the collection of cash flows previously written off.

Bonds carried at FVOCI are considered to be low risk; therefore, the impairment provision is determined to be the 12-month ECL. To the extent that the credit risk for any instruments significantly increases since initial acquisition, the impairment provision is determined using the lifetime ECL.

Substantially all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings. At December 31, 2018, the ECL on trade and other receivables was $1.5 and $0.4 related to unbilled receivables, contract assets, and holdbacks.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through various sources, including cash generated from operations, long- and short-term borrowings from its $800.0 revolving credit facility and term loan, and the issuance of common shares. The unused capacity of the revolving credit facility at December 31, 2018, was $223.4 (2017 – $538.3). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (defined in note 25).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

	Total	Less than 1 Year	1 to 3 Years	After 3 Years
	$	$	$	$

December 31, 2018
Trade and other payables	567.2	567.2	-	-
Long-term debt	935.4	49.1	196.7	689.6
Other financial liabilities	3.1	1.1	0.3	1.7

Total contractual obligations	1,505.7	617.4	197.0	691.3

December 31, 2017

Trade and other payables	704.6	704.6	-	-
Long-term debt	740.8	198.4	541.4	1.0
Other financial liabilities	10.9	1.8	7.5	1.6

Total contractual obligations	1,456.3	904.8	548.9	2.6

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-52	Stantec Inc.

In addition to the financial liabilities listed in the table, the Company will pay interest on the revolving credit facility and the term loan outstanding in future periods. Further information on long-term debt is included in note 16.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility and term loan are based on floating interest rates. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds and term deposits.

If the interest rate on the Company’s revolving credit facility and term loan balances at December 31, 2018, was 0.5% higher, with all other variables held constant, net income would decrease by $3.2. If it was 0.5% lower, an equal and opposite impact on net income would occur.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency–denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income (loss). The Company does not hedge for this foreign exchange risk.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified.

A 1.0% increase in equity prices at December 31, 2018, would increase the Company’s income by $0.3.

A 1.0% decrease would have an equal and opposite impact on income.

25. Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to NCIBs, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining a net debt to EBITDA ratio below 2.5. This target is established annually and monitored quarterly and is the same as in 2017.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents and cash in escrow, divided by (2) EBITDA, calculated as income before income taxes, net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio at

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-53	Stantec Inc.

December 31, 2018, was 2.42 (2017 – 1.16), calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

The Company is subject to restrictive covenants related to its Credit Facilities (measured quarterly). These covenants include but are not limited to a leverage ratio and an interest coverage ratio (non-IFRS measures). The leverage ratio is calculated as consolidated debt to EBITDA, and the interest coverage ratio is calculated as EBITDA to interest expense. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation.

The Company was in compliance with the covenants under these agreements as at and throughout the year ended December 31, 2018.

26. Income Taxes

The effective income tax rate for continuing operations in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	For the year ended December 31
	2018	2017
	%	%

Income tax expense at statutory Canadian rates	27.1	27.0
Increase (decrease) resulting from:
Transition tax related to US tax reform	(4.4)	11.8
Rate differential on foreign income	(3.1)	4.0
Research and development and other tax credits	(0.7)	(2.7)
Unrecognized tax losses and temporary differences	2.0	(0.5)
Adjustments in respect of prior years and other	2.6	0.4
Non-deductible expenses and non-taxable income	0.8	(3.5)
Reorganization of corporate structure	-	1.2
Disposition of a subsidiary	-	30.3
Statutory rate change on deferred tax balances	-	(4.8)

	24.3	63.2

Major components of current income tax expense from continuing operations are as follows:

	For the year ended December 31
	2018	2017
	$	$

Ongoing operations	64.5	34.4
Transition tax related to US tax reform	(10.0)	31.2
Disposition of subsidiary	-	124.1
Reorganization of corporate structure	-	3.2

Total current income tax expense	54.5	192.9

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-54	Stantec Inc.

Major components of deferred income tax expense (recovery) from continuing operations are as follows:

For the year ended December 31

	2018	2017
	$	$
Unrecognized tax losses and temporary differences	2.7	0.4
Origination and reversal of timing differences	(1.9)	16.3
Recovery arising from previously unrecognized tax assets	(0.2)	(1.6)
Change of tax rates	(0.1)	0.6
Revaluation due to US tax reform	-	(12.6)
Disposition of a subsidiary	-	(29.5)

Total deferred income tax expense (recovery)	0.5	(26.4)

Significant components of net deferred income tax assets (liabilities) are as follows:

	December 31	December 31
	2018	2017
	$	$

Deferred income tax assets (liabilities)
Carrying value of intangible assets in excess of tax cost	(86.1)	(78.8)
Carrying value of property and equipment in excess of tax cost	(7.3)	(3.6)
Cash to accrual adjustment on acquisition of US subsidiaries	(1.2)	(2.5)
Differences in timing of taxability of revenue and deductibility of expenses	33.4	36.1
Loss and tax credit carryforwards	16.7	9.6
Employee defined benefit plan	7.7	3.3
Other	3.7	4.5

	(33.1)	(31.4)

The following is a reconciliation of net deferred tax assets (liabilities):

	December 31	December 31
	2018	2017
	$	$

Balance, beginning of the year	(31.4)	(53.4)
Discontinued operations	(8.6)	-
Impact of foreign exchange	(2.3)	1.8
Adoption of IFRS 15 and IFRS 9	6.7	-
Tax effect on other comprehensive income	2.0	(2.4)
Tax recovery during the year recognized in net income	1.3	26.4
Deferred taxes acquired through business combinations	(0.7)	(0.8)
Other	(0.1)	(3.0)

Balance, end of the year	(33.1)	(31.4)

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-55	Stantec Inc.

At December 31, 2018, all loss carryforwards and deductible temporary differences available to reduce the taxable income of Canadian, US, and foreign subsidiaries were recognized in the consolidated financial statements, except as noted below:

	December 31	December 31
	2018	2017
	$	$

Deductible temporary differences	13.0	12.8

Non-capital tax losses:
Expire (2019 to 2038)	27.4	16.3
Never expire	73.4	72.2
	100.8	88.5

Capital tax losses:
Never expire	9.3	5.5

	123.1	106.8

United States tax reform

The United States enacted tax reform legislation through the Tax Cuts and Jobs Act (the Tax Act). In response to the US tax reform, at December 31, 2017, the Company recorded a $31.2 one-time transition tax on deemed mandatory repatriation of earnings and realized a recovery of $12.6 on remeasurement of deferred tax assets and liabilities using the substantively enacted federal tax rate of 21.0%.

On August 1, 2018, the U.S. Treasury Department and Internal Revenue Service (IRS) released proposed regulations under Section 965. These regulations provided guidance relating to the one-time transition tax due upon the mandatory repatriation of certain deferred foreign earnings. Based on the proposed regulations, certain tax elections filed after November 2, 2017, were deemed to be disregarded in calculating the transition tax. As such, based on the calculation methods prescribed under the proposed regulations, a tax recovery of $10.0 was recognized on the federal portion of the transition tax. The Company will continue to monitor for new interpretation and guidance issued by the U.S. Treasury Department, the IRS, and state taxing authorities.

Although the Company is subject to the 21.0% federal tax rate, effective January 1, 2018, the Company also continues to assess other areas of the Tax Act for significant impacts on its estimated average annual effective tax rate and accounting policies, such as the base erosion anti-abuse tax, limitations on interest expense deductions, foreign-derived intangible income deduction, and tax on global intangible low-taxed income. At December 31, 2018, the Company has incorporated the relevant Tax Act items into its provision calculation.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-56	Stantec Inc.

27. Net Interest Expense and Other Net Finance Expense

Net interest expense

	For the year ended December 31

	2018	2017
	$	$

Interest on notes payable	2.1	2.9
Interest on revolving credit facilities	28.4	24.4
Interest on finance leases	0.5	0.1
Other	0.6	1.7

Total interest expense	31.6	29.1

Interest income on FVOCI investment debt securities	(2.5)	(2.4)
Other	(0.4)	(0.8)

Total interest income	(2.9)	(3.2)

Net interest expense	28.7	25.9

Other net finance expense

	For the year ended December 31

	2018	2017
	$	$

Realized loss on sale of FVOCI investment debt securities	0.3	-
Amortization on FVOCI investment debt securities	0.5	0.6
Bank charges	5.6	8.6

Total other finance expense	6.4	9.2

Realized gain on sale of FVOCI investment debt securities	-	(1.4)
Derecognition of notes payable	(0.7)	(0.7)

Other net finance expense	5.7	7.1

28. Revenue

Disaggregation of revenue

The Company provides professional consulting services in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics throughout North America and globally. The Company has five specialized business operating units within Consulting Services: Buildings, Energy & Resources, Environmental Services, Infrastructure, and Water. Consulting Services revenue is derived principally under fee-for-service agreements with clients. Disaggregation of revenue by geographic area and service is included in note 34.

The Company’s Construction Services operations were disposed of during the year and reported as discontinued operations (note 8).

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-57	Stantec Inc.

Contract balances

The following table provides information about receivables, contract assets, and deferred revenue (contract liabilities) from contracts with customers:

	December 31 2018	January 1 2018
	$	$

Receivables
Trade receivables and holdbacks	821.9	816.1
Unbilled receivables	384.6	315.6
Contract assets	59.7	69.2
Deferred revenue	(174.4)	(196.4)

Total Consulting Services	1,091.8	1,004.5

Significant increases (decreases) in contract assets and deferred revenue in the year are as follows:

		For the year ended December 31, 2018
		Contract Assets	Deferred Revenue
	Note	$	$

Acquisitions		0.7	7.2
Discontinued operations and disposition of subsidiaries	8	(15.3)	(59.3)

Revenue recognized in 2018 and included in deferred revenue at January 1, 2018 was $196.4. Revenue recognized in 2018 from performance obligations satisfied (or partially satisfied) in prior years was less than 5% of the Company’s gross revenue from continuing operations.

Remaining performance obligations (backlog)

The aggregate amount of estimated revenue (note 5) related to performance obligations that are unsatisfied (or partially unsatisfied) as at December 31, 2018, was $4,179. This amount includes all contracts with customers but excludes variable consideration that is not highly probable. The Company expects to recognize approximately 23% of this revenue as contracts are completed over the next 18 months, with the remainder recognized thereafter.

29. Employee Costs from Continuing Operations

		For the year ended December 31
		2018	2017
	Note	$	$

Wages, salaries, and benefits		2,358.8	2,220.8
Pension costs		83.3	67.7
Share-based compensation	22	5.3	9.5

Total employee costs		2,447.4	2,298.0

Direct labor		1,540.0	1,411.9
Indirect labor		907.4	886.1

Total employee costs		2,447.4	2,298.0

Direct labor costs include salaries, wages, and related fringe benefits for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income. Included in pension costs is $70.5 (2017 – $65.1) related to defined contribution plans.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-58	Stantec Inc.

30. Other Expense (Income)

	For the year ended December 31

	2018	2017
	$	$

Loss on sale of property and equipment	1.7	0.2
Unrealized loss on equity securities	4.9	-
Net realized gain on equity securities	(0.9)	(9.6)
Other	(5.6)	(0.6)

Total other expense (income)	0.1	(10.0)

31. Weighted Average Shares Outstanding

The number of basic shares outstanding and diluted common shares, calculated on a weighted average basis, is as follows:

	December 31	December 31
	2018	2017
	#	#

Basic shares outstanding	113,733,118	113,991,507
Share options (dilutive effect of 507,066 options; 2017 – 4,426,237 options)	89,200	361,413

Diluted shares	113,822,318	114,352,920

At December 31, 2018, 4,480,476 options were antidilutive. At December 31, 2017, no options were antidilutive.

32. Cash Flow Information

A reconciliation of liabilities arising from financing activities for the year ended December 31, 2018, is as follows:

		Statement of Cash Flows		Non-Cash Changes
	January 1		Repayments	Foreign		December 31
	2018	Proceeds	or Payments	Exchange	Other	2018
	$	$	$	$	$	$

Revolving credit facilities	209.9	432.3	(120.0)	6.4	-	528.6
Term loan	458.5	-	(150.0)	-	0.3	308.8
Finance lease obligations	10.4	-	(14.8)	1.4	22.5	19.5
Dividends to shareholders	14.3	-	(61.3)	-	62.4	15.4

Total liabilities from financing activities	693.1	432.3	(346.1)	7.8	85.2	872.3

33. Related-Party Disclosures

At December 31, 2018, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. The Company also enters into related-party transactions through a number of joint ventures, associates, and joint operations. These transactions involve providing or receiving services entered into in the normal course of business.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-59	Stantec Inc.

The following lists the most significant entities where the Company owns 100% of the voting and restricted securities.

Name	Jurisdiction of Incorporation

3221969 Nova Scotia Company	Nova Scotia, Canada
International Insurance Group Inc.	Barbados
Mustang Acquisition Holdings Inc.	Delaware, United States
MWH International, Inc.	Delaware, United States
Stantec Australia Pty Ltd	Australia
Stantec Consulting Caribbean Ltd.	Barbados
Stantec Consulting International LLC	Arizona, United States
Stantec Consulting International Ltd.	Canada
Stantec Consulting Ltd./Stantec Experts-conseils ltée	Canada
Stantec Consulting Michigan Inc.	Michigan, United States
Stantec Consulting Services Inc.	New York, United States
Stantec Delaware II LLC	Delaware, United States
Stantec Holdings (2017) Limited	United Kingdom
Stantec Holdings II Ltd.	Alberta, Canada
Stantec New Zealand	New Zealand
Stantec Technology International Inc.	Delaware, United States
Stantec UK Limited	United Kingdom

There are no significant restrictions on the Company’s ability to access or use assets or to settle liabilities of its subsidiaries. Financial statements of all subsidiaries are prepared as at the same reporting date as the Company’s.

Structured entities

At December 31, 2018, the Company had management agreements in place with several entities to provide various services, including architecture, engineering, planning, and project management. These entities have been designed so that voting rights are not the dominant factor in deciding who controls the entity. Each entity has a management agreement in place that provides the Company with control over the relevant activities of the entity where it has been assessed that the Company is exposed to variable returns of the entity and can use its power to influence the variable returns. The Company receives a management fee generally equal to the net income of the entities and has an obligation regarding the liabilities and losses of the entities. Based on these facts and circumstances, management determined that the Company controls these entities and they are consolidated in the Company’s consolidated financial statements. The Company does not have any unconsolidated structured entities.

The following lists the most significant structured entities that are consolidated in the Company’s financial statements.

Name	Jurisdiction of Incorporation

Stantec Architecture Inc.	North Carolina, United States
Stantec Architecture Ltd.	Canada
Stantec Geomatics Ltd.	Alberta, Canada
Stantec International Inc.	Pennsylvania, United States

Joint operations

The Company also conducted its business through the following significant joint operations.

	Ownership
Name	Interests	Jurisdiction
Stantec/SG Joint Venture	65%	United States
Starr ll, a Joint Venture	48%	United States

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-60	Stantec Inc.

Joint ventures and associates

The Company enters into transactions through its investments in joint ventures and associates. The following table provides the total dollar amount for transactions that have been entered into with related parties.

	For the year ended December 31, 2018			For the year ended December 31, 2017
	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $

Joint ventures	39.8	0.3	10.2	40.6	1.3	11.1
Associates	4.3	0.2	1.0	10.2	0.7	0.8

Compensation of key management personnel and directors of the Company

		For the year ended December 31
	Note	2018 $	2017 $

Salaries and other short-term employment benefits		9.0	11.3
Directors’ fees		0.8	0.8
Share-based compensation	22	0.9	4.0

Total compensation		10.7	16.1

The Company’s key management personnel include its CEO, chief operating officer, chief business officer, chief financial officer, chief practice and project officer, and executive vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the year. Share-based compensation includes the fair value adjustment for the year.

34. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

Segment performance is evaluated by the CEO based on gross margin and is measured consistently with gross margin in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Adjustments and Eliminations column.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-61	Stantec Inc.

Reportable segments from continuing operations

Comparative figures in the table below were reclassified due to a realignment between the Consulting Services – United States and Consulting Services – Global reportable segments.

	For the year ended December 31, 2018

	Consulting Services				Adjustments
				Total	and
	Canada	United States	Global	Segments	Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	1,311.0	2,365.9	742.7	4,419.6	(135.8)	4,283.8
Less inter-segment revenue	35.2	31.3	69.3	135.8	(135.8)	-
Gross revenue from external customers	1,275.8	2,334.6	673.4	4,283.8	-	4,283.8
Less subconsultants and other direct expenses	188.0	560.2	180.4	928.6	-	928.6

Total net revenue	1,087.8	1,774.4	493.0	3,355.2	-	3,355.2

Gross margin	557.0	982.5	275.7	1,815.2	-	1,815.2

	For the year ended December 31, 2017

	Consulting Services				Adjustments
				Total	and
	Canada	United States	Global	Segments	Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	1,221.9	2,254.0	664.7	4,140.6	(111.9)	4,028.7
Less inter-segment revenue	30.2	28.0	53.7	111.9	(111.9)	-
Gross revenue from external customers	1,191.7	2,226.0	611.0	4,028.7	-	4,028.7
Less subconsultants and other direct expenses	164.1	511.3	179.5	854.9	-	854.9

Total net revenue	1,027.6	1,714.7	431.5	3,173.8	-	3,173.8

Gross margin	551.5	958.7	251.7	1,761.9	-	1,761.9

Geographic information

	Non-Current assets		Gross Revenue

	December 31	December 31	For the year ended December 31
	2018	2017	2018	2017
	$	$	$	$

Canada	535.2	452.4	1,275.8	1,191.7
United States	1,342.3	1,311.2	2,334.6	2,226.0
United Kingdom	140.5	119.3	184.9	129.4
Other countries	140.3	148.7	488.5	481.6

	2,158.3	2,031.6	4,283.8	4,028.7

Non-current assets consist of property and equipment, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets. Gross revenue is attributed to countries based on the location of the project.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-62	Stantec Inc.

Gross revenue by services

	For the year ended December 31
	2018 $	2017 $

Consulting Services
Buildings	944.5	898.1
Energy & Resources	591.7	479.2
Environmental Services	682.8	678.1
Infrastructure	1,157.6	1,090.4
Water	907.2	882.9

Total gross revenue from external customers	4,283.8	4,028.7

The allocation of gross revenue to each business operating unit has been reclassified for comparative figures due to a realignment of certain services between business operating units.

Customers

The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

35. Investment Tax Credits

Investment tax credits, arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation, are recorded as a reduction of administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In 2018, investment tax credits of $7.3 (2017 – $9.6) were recorded.

36. Events after the Reporting Period

Normal Course Issuer Bid

From January 1, 2019, to February 28, 2019, pursuant to the NCIB, the Company repurchased and cancelled 195,064 common shares at an average price of $30.63 per share for an aggregate price of $6.0.

Interest Rate Swap

In January 2019, the Company entered into a $160.0 interest rate swap agreement maturing on June 27, 2023. The swap agreement has the effect of converting the variable interest rate on $160.0 of the Company’s revolving credit facility into a fixed rate of 2.295%, plus an applicable basis points spread.

Dividend

On February 27, 2019, the Company declared a dividend of $0.145 per share, payable on April 15, 2019, to shareholders of record on March 29, 2019.

37. Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period, including a $13.6 reclassification for end of employment benefit plans from provisions to net employee defined benefit liability.

Notes to the Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data December 31, 2018	F-63	Stantec Inc.

Thompson Rivers University Trades and Technology Centre Kamloops, British Columbia, Canada

Corporate Information Board of Directors Aram H. Keith Chair of the Board of Directors Monarch Beach, California Gordon A. Johnston President & CEO Edmonton, Alberta Douglas K. Ammerman (1) Director Laguna Beach, California Richard C. Bradeen (1) Director Montréal, Québec Shelley Brown (2) Director Saskatoon, Saskatchewan Dr. Delores M. Etter (2, 3) Director Camano Island, Washington Robert J. Gomes (3) Director Edmonton, Alberta Susan E. Hartman (2) Director Evergreen, Colorado Donald J. Lowry (1, 3) Director Edmonton, Alberta Marie-Lucie Morin (1, 2) Director Ottawa, Ontario (1) Member of Audit and Risk Committee (2) Member of Corporate Governance and Compensation Committee (3) Member of Health, Safety, Security, Environment, and Sustainability Committee Corporate Officers Aram H. Keith Chair of the Board of Directors Monarch Beach, California Gordon A. Johnston President & CEO Edmonton, Alberta Theresa B. Y. Jang Executive Vice President & CFO Edmonton, Alberta Valentino DiManno Executive Vice President & CBO Calgary, Alberta Scott L. Murray Executive Vice President & COO Lexington, Kentucky Steve M. Fleck Executive Vice President & CPO Vancouver, British Columbia Paul J. D. Alpern Senior Vice President, Secretary and General Counsel Sherwood Park, Alberta Head Office 400-10220 103 Avenue NW Edmonton, Alberta T5J 0K4 Canada Ph: 780-917-7000 Fx: 780-917-7330 ir@stantec.com Securities Exchange Listing Stantec shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol STN.